04030616

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SARE Holding, S.A. de C.V.

*CURRENT ADDRESS Periférico Sur No. 3395
Colonia Rincon del Pedregal
Delegación Tlalpan, C.P. 14120
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34791 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]
AR/S (ANNUAL REPORT) [ ]
12G32BR (REINSTATEMENT) [ ]
SUPPL (OTHER) [X]
DEF 14A (PROXY) [ ]

OICF/BY: Wm
DAT : 6/8/04

FEB 5 2004

SARE HOLDING, S.A. DE C.V.

Sponsored ADR Program

04 FEB -9 AM 7:21

Exhibits Filed With the
United States Securities and Exchange Commission
in Order to Establish an Exemption Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

February 4, 2004

1-NY/1723303.1

EXHIBIT INDEX

Exhibit 1	By-laws
Exhibit 2	2002 Annual Report
Exhibit 3	2002 4th Quarter Consolidated Financial Statements
Exhibit 4	2003 1st Quarter Consolidated Financial Statements
Exhibit 5	2003 2nd Quarter Consolidated Financial Statements
Exhibit 6	2003 3rd Quarter Consolidated Financial Statements
Exhibit 7	Notice dated March 10, 2003 of General Ordinary Meeting of Shareholders
Exhibit 8	Notice dated July 8, 2003 of General Extraordinary Meeting of Shareholders
Exhibit 9	Notices dated September 15, 2003 of General Extraordinary Meeting of Shareholders
Exhibit 10	Minutes of General Ordinary Meeting of Shareholders held on March 26, 2003
Exhibit 11	Minutes of General Extraordinary Meeting of Shareholders held on July 22, 2003
Exhibit 12	Minutes of General Extraordinary Meeting of Shareholders held on September 29, 2003
Exhibit 13	Initial Public Offering Prospectus dated October 24, 2003

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

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CHAPTER I

NAME, DURATION, DOMICILE, PURPOSE, AND NATIONALITY

CLAUSE ONE.- The name of the Corporation will be "SARE HOLDING", followed at all times by the words "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", or the abbreviation "S.A. DE C.V."

CLAUSE TWO.- The duration of the Corporation will be ninety-nine years, counted from the date of its incorporation.

CLAUSE THREE.- The corporate domicile is Mexico City, Federal District. The Corporation may open branch offices, agencies or offices elsewhere in Mexico and abroad, and submit conventionally, for any act, contract or agreement, to the application of foreign laws or the laws of any state in Mexico and to the respective jurisdictions of courts or to conventional domiciles in Mexico and abroad in order to receive all types of judicial or extrajudicial notifications or summonses, naming special or general attorneys-in-fact abroad for such purposes or for any other, without its implying any change in the corporate domicile.

CLAUSE FOUR.- The purpose of the Corporation will be:

ONE.- To promote, incorporate, organize, exploit, acquire, and hold shares in the capital stock or equity of all types of business corporations or partnerships, associations or companies, whether industrial, commercial, service-oriented or otherwise, both Mexican and foreign, and take part in their administration or liquidation.

04 FEB -9 AM 7:21

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

TWO.- To acquire, by any legal means, shares, interests, partnership interests or equity in any kind of business corporations or partnerships, either taking part in their incorporation or by subsequent acquisition, and alienate, dispose of, and trade such shares, partnership interests, and equity, including any other securities instruments.

THREE.- To receive from other corporations and persons, and perform or provide for other corporations or persons, any service necessary to fulfill its corporate purpose and achieve its goals, including, without limitation, legal, administrative, financial, treasury, audit, and marketing services, preparation of balance sheets and budgets, formulation of programs and manuals, analysis of operating results, evaluation of productivity data and possible financing, preparation of studies to determine availability of capital, technical assistance, and advisory or consulting services.

FOUR.- To obtain, acquire, develop, market, improve use, grant, and receive licenses or by any legal means dispose of all types of patents, trademarks, invention certificates, brand names, profit models, industrial designs, industrial secrets, and any other industrial property rights, including copyrights, options, and preferences, either in Mexico or abroad.

FIVE.- To obtain all type of loans or credit, issue obligations, bonds, commercial paper, and any other credit instrument or equivalent, with or without granting specific real guarantees, by pledge, mortgage, trust or any other legal means, and grant any kind of financing or loans to business corporations or partnerships, companies, and institutions with which the Corporation has business relationships or in which it holds partnership interests, receiving specific real or personal guarantees or not, as the case may be.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

SIX.- To grant and receive all types of personal and real guarantees and sureties for obligations or credit instruments assumed by corporations, partnerships and institutions in which the Corporation has an interest or share or with which the Corporation has business relationships, acting as guarantor and/or surety and/or bonder of such parties or of any third party.

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SEVEN. - To issue, subscribe, and draft all types of credit instruments, (Illegible), including obligations with or without guarantees.

EIGHT.- To acquire, lease, manage, sell, mortgage, pledge, encumber or in any other way dispose of all types of moveable or real property and real property rights, as necessary or advisable for the corporate purpose or for the operations of corporations or partnerships in which the Corporation has an interest or share.

NINE.- To issue, acquire, and place shares among the general investing public through Bolsa Mexicana de Valores, S.A. de C.V., under the terms of Article 14 Bis 3 of the Securities Market Act and under the terms of these Bylaws, as well as any other securities permitted by said Law.

TEN.- To take all kinds of actions and engage in all types of legal, civil, mercantile or administrative acts or contracts permitted by Mexican Laws, with private or public individuals and legal entities, obtaining form them concessions, permits and authorizations directly or indirectly related to its purpose and actively or passively contracting for all kinds of services and consultancy.

ELEVEN.- To establish agencies or representations and act as commission agent, agent, representative, commercial broker or distributor.

TWELVE.- In general, to engage in or perform all types of related, ancillary or complementary acts, contracts, and operations necessary or advisable to achieve the aforementioned ends.

CLAUSE FIVE.- The Corporation is Mexican. Any foreigner who may acquire a share or partnership interest in the Corporation undertakes to be considered a Mexican national with regard to said interest and with regard to the assets, rights, concessions, shares or interests held by the Corporation or rights and obligations derived from contracts entered into by the Corporation with the Mexican authorities, and consequently agrees to not invoke the protection of their government, under penalty, in case of violation, of forfeiting the share or partnership interest so acquired to the Mexican Nation.

CHAPTER II

CAPITAL, SHARES, AND SHAREHOLDERS

CLAUSE SIX.- The capital stock is variable. The minimum fixed portion without withdrawal right amounts to MX$24,562,800.00 (TWENTY-FOUR MILLION FIVE HUNDRED AND SIXTY-TWO THOUSAND EIGHT HUNDRED PESOS, LEGAL CURRENCY OF THE UNITED MEXICAN STATES (MEXICO)), and is represented by 24,562,800 (Twenty-four million five hundred and sixty-two thousand eight hundred) common, registered shares, without indication of par value, fully subscribed and paid in, Class I.

The variable portion of the capital stock will be represented by common, registered shares without indication of par value, Class II."

The Shares representing the capital stock will be included in a single series, identified as Series B, for free subscription under the terms of the Foreign Investment Act, its Regulations, and other applicable legal ordinances, thereby accounting for 100% (one hundred percent) of the Corporation's capital stock.

Except for the withdrawal right corresponding to the Class II Shares representing the variable portion of the capital stock, all shares will bestow identical rights and obligations on their holders. Each share will grant its holder the same equity or monetary rights, and all shares will be entitled to an equal part, without distinction, in any dividend, reimbursement, redemption or distribution of any kind, under the terms and conditions set forth in these Bylaws. Each share will grant its holder the right to one vote in General Shareholders' Meetings.

CLAUSE SEVEN.- The Corporation may issue unsubscribed shares for public placement, provided they are kept under the custody of a securities deposit institution and the applicable conditions established under Article Eighty-One of the Securities Market Act are satisfied.

In the Extraordinary Shareholders' Meeting that resolves to issue and subscribe shares under the terms of the preceding paragraph, the Shareholders must expressly waive the right of preemption granted to them under Article One Hundred and Thirty-Two of the General Corporations Act.

When approved with the quorum required under the terms of the Bylaws, the resolution taken will have full legal effect and binding force for all Shareholders, including those who have not attended the Meeting, and the Corporation will be at liberty to place the shares among the public, without the need for the publication to which the Article mentioned in the preceding paragraph refers. When a minority

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

representing at least 25% (twenty-five percent) of the capital stock votes against an issue of unsubscribed shares, the issue in question may not proceed.

The call for the Extraordinary Shareholders' Meeting must expressly mention that it is convened for the purposes specified in Article Eighty-One of the Securities Market Act, making special mention of the provisions of item tem therein.

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Any Shareholder that votes against the resolution on a given issue will have the right to demand that the Corporation place its shares at the same price as it offers the shares so issued to the public. In any event, such Shareholders must pay the corresponding fees to the placement agents and will sign the contracts required for the placement of their shares. The Corporation will be obliged to place shares belonging to dissident Shareholders first.

Furthermore, the Corporation may issue unsubscribed common Class II Shares, which will be kept in the corporate treasury to the delivered as they are subscribed.

CLAUSE EIGHT.- Until the shares representing the Corporation's capital stock have been entered in the Securities Section of the National Securities Registry, under the terms of the Securities Market Act and the general regulations issued by the National Banking and Securities Commission, in the case of cancellation of the registration of the Corporation's shares in said Registry's Securities Section, either at the request of the Corporation itself or by resolution adopted by the National Banking and Securities Commission in accordance with the law, Shareholders who control a majority of the common shares or have the ability, by any means, to impose decisions in General Shareholders' Meetings or appoint a majority of the Members of the Board of Directors will be obliged to make a public purchase offer prior to their cancellation.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

The public purchase offer must be for at least the Bolsa Mexicana de Valores, S.A. de C.V., list price, in accordance with the following paragraph, or the book value of the shares offered as indicated in the last quarterly report submitted to the National Banking and Securities Commission, and to Bolsa Mexicana de Valores, S.A. de C.V., prior to the offer, whichever is higher, except when said value has been altered in accordance with criteria applicable to the determination of relevant information, in which case the most recent financial information in the Corporation's possession should be considered.

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The Bolsa Mexicana de Valores, S.A. de C.V., list price will be the average weighted price by volume of operations transacted in the last 30 days on which the Corporation's shares have been traded prior to the date of the offer in a period not exceeding six months. If the number of days on which shares have been traded in the aforementioned period is less than 30, the days when have in fact been traded will be considered. If no shares have been traded in said period, the book value of the shares will be considered.

If the offer includes shares of more than one series, the average mentioned in the preceding paragraph must be calculated for each of the series to be cancelled, taking the highest resulting average as the list value for the public offering of all the series.

Within 5 business days before the starting date of the public purchase offer, the Board of Directors must make known its opinion regarding the justification for the asking price, taking into consideration the interest of the minority Shareholders in order to comply with the provisions of Article 16, second paragraph, of the Securities Market Act, and the opinion of the Audit Committee, which, if it is unfavorable, must be disclosed. If the Board of Directors is faced with situations that could create a conflict of interests for it, the Board's opinion must be

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

accompanied by another opinion issued by an Independent Expert (as defined in the General Regulations Applicable to Securities Issuers and other Securities Market Participants) selected by the Audit Committee, with special emphasis on protecting the rights of the minority Shareholders.

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The Shareholders mentioned in the first paragraph in this Article will not be obliged to make the public offer mentioned herein to cancel registered shares if they prove the consent of Shareholders representing at least 95% of the capital stock in question by means of a Shareholders' resolution and the price to be offered for the shares placed among the general investing public is less than 300,000 investment units, in the understanding that to request and obtain cancellation the Shareholders mentioned in the first paragraph of this Clause must convey to a trust, for a minimum term of 6 months, the necessary resources to purchase the shares of those investors who do not participate at the same price as the offer in the event that, having made the public purchase offer and before canceling the registration in the National Securities Registry, the aforementioned Shareholders fail to acquire 100% of the paid-in capital stock. The Corporation must announce the cancellation of shares and the creation of the trust by means of the electronic system for transfer and distribution of information operated by Bolsa Mexicana de Valores, S.A. de C.V., and authorized by the National Banking and Securities Commission. The corresponding informative brochure must disclose the terms and conditions of the aforementioned trust.

Shareholders obligated to make the public offer may apply to the National Banking and Securities Commission for authorization, considering the Corporation's financial position and perspectives, to use a different means of determining the price to which this Clause refers, provided they submit the resolution taken by the Board of Directors, with the prior favorable opinion of the Audit Committee, containing the reasons why it has been deemed justified to set a different price,

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

accompanied by a report from an independent expert placing special emphasis on corroborating that the price is consistent with Article 16 of the Securities Market Act.

CLAUSE NINE.- In addition to the cases expressly contemplated in Articles One Hundred and Thirty-Four and One Hundred and Thirty-Six of the General Corporations Act, the Corporation may acquire shares in its own capital stock through Bolsa Mexicana de Valores, S.A. de C.V., under the following terms and conditions:

I. Acquisition or purchase of own shares will be charged to the stockholders' equity, when such shares belong to the Corporation, or to the capital stock, if it is resolved to convert them to Treasury Shares, in which case no resolution by the Shareholders' Meeting will be required.

II. The Ordinary General Shareholders' Meeting will expressly determine the maximum amount of funds that may be allocated for this purpose in each fiscal year, which under no circumstances may exceed the total balance of the Corporation's net profits, including retained profits. For its part, the Board of Directors must appoint the person or persons responsible for acquisition and placement of own shares.

III. Acquisition or purchase and subsequent placement of own shares will be subject to the provisions of Article Fourteen Bis Three, Item One, of the Securities Market Act, and must be carried out, reported, and divulged in the financial information in the manner, terms, and conditions established by the National Banking and Securities Commission in its general regulations.

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IV. As long as repurchased shares belong to the Corporation or are kept as Treasury Shares, the corporate rights they confer will not be exercised and they will not be considered in circulation for the purpose of determining attendance or voting quorum in Shareholders' Meetings.

V. Without detriment to the provisions of the General Corporations Act, own shares held by the Corporation or the Treasury Shares to which this Clause refers may be placed among the investing public, in the latter case without the corresponding increase in capital stock requiring a resolution in a Shareholders' Meeting of any kind or the approval of the Board of Directors for its placement.

CLAUSE TEN.- The Corporation must keep a Book of Shares in accordance with Articles One Hundred and Twenty-Eight and One Hundred and Twenty-Nine of the General Corporations Act. The Book of Shares may be kept by the Secretary of the Board of Directors, by a Securities Deposit Institution, by a Credit Institution, or by the person named by the Board of Directors acting in name and on behalf of the Corporation as registering agent.

If the Corporation's shares are deposited in a Securities Deposit Institution it will not be necessary to record their numbering and other particulars in the Book of Shares unless they grant different rights, in which case the corresponding series and class will be indicated. The vouchers issued by Securities Deposit Institutions and the list of owners prepared by the depositors will be used for entries in the Corporation's Book of Shares.

The Book of Shares will remain closed for the period from the business day before the celebration of any Shareholders' Meeting until the date of the Meeting in question, during which time no entries whatsoever will be made therein.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

The Corporation will only recognize as lawful holder of its shares the parties entered as Shareholders in the Book of Shares under the terms of Articles One Hundred and Twenty-Eight and One Hundred and Twenty-Nine of the General Corporations Act, and, as applicable, Article Seventy-Eight of the Securities Market Act.

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CLAUSE ELEVEN.- Corporations in which the Corporation controls a majority share or partnership interest may not directly or indirectly invest in shares representing the capital stock of the Corporation or of any other corporation that is a majority shareholder in this Corporation or that without being so is known by them to be a Shareholder in any percentage, except in the event that such corporations acquire shares to comply with options or sales plans granted or that could be granted to employees or officers of such corporations or of this Corporation.

CLAUSE TWELVE.- Increases in the minimum fixed portion of the Corporation's capital stock without withdrawal right will be effected by resolution of an Extraordinary Shareholders' Meeting, amending Clause Six of the Bylaws accordingly. Increases in the variable portion of the capital stock will be effected by resolution of an Ordinary General Shareholders' Meeting.

Minutes containing resolutions to increase the capital will in all events be legalized before a notary public, and in the case of increases in the variable portion of the capital stock there will be no need to amend the bylaws or enter the corresponding legalization document in the Public Registry of Commerce. On adopting the pertinent resolutions, the Shareholders' Meeting that orders an increase or any subsequent Meeting, or in case of omission or delegation by said Meeting the

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

Board of Directors or the Committee appointed for the purpose, will determine the terms and conditions under which the increase is to be carried out.

Shares issued to represent the variable portion or the minimum fixed portion of the capital stock, in the latter case in accordance with the provisions of Article Eighty-One of the Securities Market Act, which, by resolution of the Meeting that orders their issue, must be deposited in the Corporate Treasury for delivery as they are subscribed, may be offered for subscription and payment by the Board of Directors or the Committee appointed for the purpose, as the case may be, subject, in such cases, to the guidelines resolved by the General Shareholders' Meetings and the provisions of this Clause.

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In any event, the Shareholders must be granted the right of preemption mentioned in the second paragraph of this Clause, except in the case of: (i) shares issued in favor of all Shareholders due to capitalization of premiums by subscription of shares, retained profits, and other capital reserves; (ii) subscription offers made under the terms of Article Eighty-One of the Securities Market Act with the prior authorization of the National Banking and Securities Commission; (iii) shares issued in relation to a merger; (iv) sale of Treasury Shares acquired by the Corporation through Bolsa Mexicana de Valores, S.A. de C.V.; (v) issue of shares kept in the Corporate Treasury for conversion of obligations under the terms of Article Two Hundred and Ten Bis of the General Law on Credit Instruments and Operations.

Increases in capital may be effected in any of the cases mentioned in Article One Hundred and Sixteen of the General Corporations Act, by payment in cash or in kind, or by capitalization of liabilities assumed by the Corporation or any other accounts in the Stockholders' Equity. Given that the Corporation's stock certificates contain no indication of par value, there will be no need to issue new

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

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certificates in the event of increases in capital due to capitalization of premiums on shares, capitalization of retained profits or capitalization of valuation or revaluation reserves. In increases of capital with payment in cash or in kind or by capitalization of liabilities assumed by the Corporation, the Shareholders controlling the Corporation's issued and paid-in shares in circulation will have right of preemption to sign the new shares issued or placed in circulation to represent the increase, in proportion to their respective shares in the corporation, for a term of fifteen calendar days counted from the date of publication of the corresponding notice in the Official Gazette of the Federation or in the official daily of the corporate domicile or counted from the date of the relevant Meeting if the totality of the shares representing the capital stock are represented, except as limited under Article Eighty-One of the Securities Market Act and Article Two Hundred and Ten Bis of the General Law on Credit Instruments and Operations.

In the case of shares representing the variable portion of the capital stock, which, by resolution of a Shareholders' Meeting, have been deposited in the Corporate Treasury for subsequent subscription and payment, the Shareholders will have right of preemption to subscribe them when they have been offered for subscription and payment, unless the Shareholders have been granted and have not exercised the right of preemption granted in the case mentioned in Article Eighty-One of the Securities Market Act when the corresponding increase in capital is ordered.

CLAUSE THIRTEEN.- No new shares may be issued until the previous shares have been fully subscribed and paid in. If unsubscribed shares remain after the expiration of the term granted for the Shareholders to exercise their right of preemption pursuant to this Clause, the shares in question may be offered to any person for subscription and payment under the terms and conditions determined by the General Meeting that has ordered the increase in capital, or under the terms and conditions determined by the Board of Directors or the delegates appointed by

the Meeting for the purpose, in the understanding that the price at which such shares are offered to third parties may not be less than that at which they were offered to the Corporation's Shareholders for subscription and payment.

Except for increases in the capital stock resulting from placement of own shares acquired by the Corporation under the terms of Clause Nine herein, all increases in the capital stock must be entered in the record book the Corporation shall keep for the purpose.

CLAUSE FOURTEEN.- The capital stock may be reduced by resolution of a General Shareholders' Meeting, subject to the rules established in this Clause, and: (i) if any Shareholder with shares in the variable portion of the capital stock wishes to exercise the withdrawal right established under Articles Two Hundred and Thirteen and Two Hundred and Twenty of the General Corporations Act, or (ii) in the cases of separation contemplated in Article Two Hundred and Six of said law, or (iii) as a result of the purchase of own shares under the terms of Article Fourteen Bis Three, Item One, of the Securities Market Act. Except as provided for in Article Fourteen Bis Three, Item One, of the Securities Market Act, reductions in the minimum fixed portion of the capital will require a resolution in an Extraordinary General Shareholders' Meeting and the pertinent amendment of Clause Six of these Bylaws, in which case the provisions of Article Nine of the General Corporations Act must be observed, unless the reduction in capital is effected only to absorb losses. Reductions in the variable portion of the capital may be effected by resolution of an Ordinary General Shareholders' Meeting with no further requisite than that the pertinent minutes be legalized before a Notary Public, without the need to enter the corresponding legalization document in the Public Registry of Commerce. Reductions in the capital stock may be effected to absorb losses or to reimburse the Shareholders for their contributions or release them from unpaid installments, and in the cases specified in Articles Two Hundred and

Six and Two Hundred and Twenty of the General Corporations Act and Article Fourteen Bis Three, Item One, of the Securities Market Act. If, under the terms of Article Fourteen Bis Three, Item One, of the Securities Market Act, the Corporation has acquired shares representing its own capital stock through Bolsa Mexicana de Valores, S.A. de C.V., it may proceed with the corresponding reduction in the capital stock pursuant to the aforementioned Article. Reductions in capital to absorb losses or by reimbursement to Shareholders will apply proportionally for the minimum fixed portion and for the variable portion of the capital, in order to maintain absolute equality among the Shareholders, without the need to cancel stock certificates because they contain no indication of par value. However, if, alternatively, the General Shareholders' Meeting resolves to reduce the capital stock by reimbursement to Shareholders, the shares to be cancelled will be chosen by drawing before a Notary Public, including in the drawing the totality of the shares representing both the minimum fixed portion and the variable portion of the capital stock.

A resolution in a General Shareholders' Meeting will not be required for reductions in the capital stock resulting from the decision by a Shareholder owning shares representing the variable portion of the capital stock to exercise its right to withdraw all or part of its contributions represented by the shares in question in accordance with the provisions of Articles Two Hundred and Twenty and Two Hundred and Twenty-One of the of the General Corporations Act. Withdrawal of contributions will take effect on the last day of the year in progress if the decision to exercise such withdrawal right is made known before the last quarter, or on the last date of the immediately following year if such notification is given in the last quarter of the year in progress. Reimbursement of the shares withdrawn will be paid at: (i) ninety-five percent of the market list price, obtained from the weighted average price by volume for transactions effected in the last thirty days when the Corporation's shares have been traded before the date when the withdrawal is to take effect within a period that may not exceed 6 months, or (ii) the book value of

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

the shares, as reported in the general balance sheet issued at the end of the year before the withdrawal is to take effect, previously approved by the Ordinary General Shareholders' Meeting, whichever is lower.

If the number of days when the Corporation's shares have been traded in the period mentioned in the preceding paragraph is less than 30, the number of days that have in fact been traded will be taken. If no shares are traded in said period, the book value will be taken.

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Payment of reimbursement will be demandable from the Corporation starting the day after the Ordinary General Shareholders' Meeting that has approved the general balance sheet for the fiscal year when the withdrawal took effect.

In no event may the capital stock be reduced to below the legal minimum. Except for reductions in the capital stock resulting from acquisition of own shares by the Corporation under the terms of Clause Nine herein, all reductions in the capital stock must be entered in the record book the Corporation will keep for the purpose.

CLAUSE FIFTEEN.- The Corporation may redeem shares with distributable profits without reducing the capital stock. The Extraordinary General Shareholders' Meeting that resolves such redemption, in addition to observing, as applicable, the provisions of Article One Hundred and Thirty-Six of the General Corporations Act, will abide by the following specific rules:

I. The Meeting may resolve to redeem shares of all Shareholders proportionally, so that the Shareholders preserve the same percentages in the total capital stock after such redemption as they had before it, without the need to cancel stock certificates, because they contain no indication of

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES IGNACIO SOTO BORJA Y ANDA NOTARY PUBLIC NO. 129 MEXICO CITY, FEDERAL DISTRICT

par value, and without the need to choose shares to be redeemed by drawing, even if the Meeting has set a predefined price.

II. If the Shareholders' Meeting resolves that shares are to be redeemed by acquisition on the market, the Shareholders' Meeting or the Board of Directors will approve the system for withdrawal of shares, the number of shares to be redeemed, and the person to be appointed as broker or purchasing agent.

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III. Except as stipulated in point two above, if the Shareholders' Meeting has set a predefined price for redemption, the shares to be redeemed will be chosen by drawing before Notary Public, in the understanding that the drawing must be conducted separately for each series in the capital stock, so that shares in all series are redeemed proportionately and represent the same percentage in the total capital stock after the redemption as they did before it. The stock certificates representing the shares redeemed in the case to which this item three refers will be cancelled.

CLAUSE SIXTEEN.- Definitive and provisional stock certificates representing shares in the Corporation may cover one or more shares and will contain the mentions specified in Article One Hundred and Twenty-Five of the General Corporations Act and any others required under applicable laws or specifically determined by the Shareholders' Meeting that resolves their issue, and will indicate the series and class to which they pertain and contain the full text of Clause Five of these Bylaws. Provisional stock certificates will be signed by two proprietary members of the Board of Directors.

The signatures of the proprietary board members may be handwritten or printed in facsimile, under the condition, in the latter case, that the corresponding original

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

signatures be deposited in the Public Registry of Commerce of the corporate domicile. Definitive sock certificates must bear attached, nominative, numbered coupons, as determined by the Board of Directors, to cover payment of dividends or the exercise of other rights, as determined by the Shareholders' Meeting or the Board of Directors.

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The Corporation must issue the corresponding definitive stock certificates within a term of no more than ninety business days after the date of its incorporation or whenever it has resolved a given issue or exchange.

CHAPTER III

SHAREHOLDERS' MEETINGS

CLAUSE SEVENTEEN.- The General Shareholders' Meeting is the highest authority in the Corporation. Shareholders' Meeting will be Extraordinary, Ordinary or Special. Extraordinary Meetings will be convened to (I) deliberate and rule on one any of the matters mentioned in Article One Hundred and Eighty-Two of the General Corporations Act, except increases or reductions in the variable portion of the capital stock, which will come under the competence of an Ordinary General Meeting; (II) cancellation of the registration of shares in the Corporation and other securities representing them in the Securities and Special Sections of the National Securities Registry and in Mexican or foreign securities markets where they may be registered; (III) redemption of shares with distributable profits pursuant to Clause Fifteen above; all other meetings will be Ordinary. Special Meetings will be held to deliberate and rule on matters that affect the rights of a single class of shares and will be subject to the provisions applicable for Extraordinary General Meetings.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

CLAUSE EIGHTEEN.- Calls for Shareholders' Meetings must be issued by the Board of Directors or the Statutory Auditors. Shareholders representing at least 10% (ten percent) of the capital stock, provided the shares are registered in Bolsa Mexicana de Valores, S.A. de C.V., and the National Securities Registry, may, at any time, request in writing that the Board of Directors or Statutory Auditors call a Shareholders' Meeting to address the issues specified in their request.

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Any Shareholder owning one common share will have the same right in any of the cases mentioned in Article One Hundred and Eighty-Five of the General Corporations Act. If no call is issued within fifteen days after the request is submitted, a competent judge for the corporate domicile will issue it at the request of any interested Shareholder, which must present its shares for the purpose.

Calls for Ordinary General Meetings must be published in the Official Gazette of the Federation or one of the widest circulation daily newspapers of the corporate domicile at least fifteen days in advance of the date set for the meeting. Calls for Extraordinary General Meetings must be published in the Official Gazette of the Federation or one of the aforementioned daily newspapers at least ten days in advance of the date set for the meeting. Calls will contain the Agenda for the Meeting and must be signed by the convener or conveners, in the understanding that if the convener is the Board of Directors the call may be signed by the Chairman or the Secretary. Meetings may be held without prior call if the totality of the capital stock is represented at the time of the vote.

If all the Shareholders are present at an Ordinary or Extraordinary General Meeting, the Meeting may rule on matters of any kind, even those not included in its Agenda. The same rule will apply when all Shareholders of a given class are assembled at a special meeting, which may rule on the matters within its competence.

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CLAUSE NINETEEN.- Only those Shareholders entered in the Corporation's Book of Shares will be admitted to Meetings, and the Book of Shares will be closed for all effects three days prior to the date set for a Meeting to be held. To attend Meetings, Shareholders must present the corresponding admission pass, which will be issued only at their request and must be requested at least twenty-four hours before the time set for the Meeting, presenting to the Secretary of the Corporation a deposit slip for the corresponding stock certificates, issued by a Securities Deposit Institution, by a Mexican or foreign Credit Institution, or by brokerage firms, under the terms of the applicable provisions of the Securities Market Act. The shares deposited to be entitled to attend Meetings will not be returned until after the Meetings in question have been held, on receipt of the voucher issued to the Shareholder or Shareholder's representative for them.

CLAUSE TWENTY.- The persons who attend Meetings of the Corporation on Shareholders' behalf may accredit legal capacity by simple proxy signed before two witnesses or by power-of-attorney granted in form letters signed before two witnesses, prepared by the Corporation and containing the following requisites:

1. Name of the Corporation and Agenda for the Meeting, not including, under the heading of general affairs, the points mentioned in Articles One Hundred and Eighty-One and One Hundred and Eighty-Two of the General Corporations Act.

2. Space for the grantor's specific instructions regarding the use of the power.

The Corporation must make available to securities market brokers who accredit the representation of Shareholders in the Corporation, under the terms of Article Fourteen Bis Three, Roman Numeral Six, Paragraph c), of the Securities Market

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Act, within the term established under Article One Hundred and Seventy-Three of the General Corporations Act, form letters for powers-of-attorney so that they can make them available to their principals opportunely.

The Secretary of the Board of Directors must confirm compliance with the provisions of the preceding paragraphs of this Clause and report on them to the Meeting, which will be evidenced in the corresponding Minutes.

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The Board Members and Statutory Auditors may not represent Shareholders in any Meeting or vote for the shares in their possession in deliberations relating to their responsibilities or relating to approval of the reports mentioned in Articles One Hundred and Sixty-Six, item four, and One Hundred and Seventy-Two of the General Corporations Act.

CLAUSE TWENTY-ONE.- Shareholders representing at least 33% (thirty-three percent) of the capital stock may directly take legal action for civil liability against the directors of the Corporation, provided they satisfy the requisites established in Article One Hundred and Sixty-Three of the General Corporations Act. Such action may also be taken against the Statutory Auditors and members of the Audit Committee, observing the terms and conditions of the aforementioned legal precept. The aforementioned percentage will be reduced to 15% (fifteen percent) of the capital stock, provided the Corporation's shares are entered in Bolsa Mexicana de Valores, S.A. de C.V., and the National Securities Registry.

At the request of Shareholders representing at least 33% (thirty-three percent) of the shares represented in the Meeting, the vote on any issue on which the Shareholders do not consider themselves sufficiently well informed will be postponed for a term of three days without the need for a new call to be issued. This right may not be exercised more than once for the same issue; the

aforementioned percentage will be reduced to 10% (ten percent) of the capital stock, provided the shares are registered in Bolsa Mexicana de Valores, S.A. de C.V., and the National Securities Registry.

Shareholders representing at least 33% (thirty-three percent) of the capital stock may judicially challenge resolutions taken in General Meetings, provided they satisfy the requisites established in Articles Two Hundred and One and Two Hundred and Two of the General Corporations Act; the aforementioned percentage will be reduced to 20% (twenty percent) of the capital stock, provided the shares representing the capital stock are registered in Bolsa Mexicana de Valores, S.A. de C.V., and the National Securities Registry.

CLAUSE TWENTY-TWO.- Meetings will be presided over by the Chairman of the Board, in his absence by the Vice-Chairman of the Board, and in the absence of them both by one of the Board Members appointed by majority of vote of those present. If no Board Members are present at a Shareholders' Meeting, it will be chaired by the person appointed by majority of vote of the Shareholders present.

The Secretary of the Board of Directors will act as Secretary in Shareholders' Meetings, and in his absence the Alternate Secretary, and in the absence of them both the person appointed by majority of vote of the Shareholders present. The acting Chairman will appoint two or more tellers from among those present, to count the shares present. Votes in all General Shareholders' Meetings will be by show of hands, unless, at the request of any Shareholder or Shareholders, the Meeting resolves by majority vote that votes are to be by ballot.

Minutes of Shareholders' Meeting will be entered in a Book of Minutes the Corporation will keep for the purpose and will be signed by the acting Chairman and Secretary and by the Statutory Auditor or Auditors who have attended.

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CLAUSE TWENTY-THREE.- Ordinary General Shareholders' Meetings will be held at least once yearly, within four months after the end of each fiscal year. In addition of the matters specified in the Agenda, they must (i) discuss, approve or amend the report from the Board of Directors mentioned in the general provisions of Article One Hundred and Seventy-Two of the General Corporations Act, taking into account the Statutory Auditor's report and the Audit Committee's report; (ii) rule on application of results; (iii) appoint the members of the Board of Directors; the Statutory Auditor; their alternates; and, as necessary, proprietary and alternate members of the Corporation's different committees, including the members of the Audit Committee, and determine their remuneration. Extraordinary General Shareholders' Meetings will be held whenever necessary to deliberate and rule on the matters within their competence. Other Special Shareholders' Meetings will be held in the cases specified in Article One Hundred and Ninety-Five of the General Corporations Act.

CLAUSE TWENTY-FOUR.- For an Ordinary Shareholders' Meeting to be considered legally convened on first call, at least 50% (fifty percent) of the common shares representing the capital stock must be represented, and its resolutions will be valid when passed by majority vote of the shares represented. Ordinary Shareholders' Meetings may be validly held on second or subsequent call regardless of the number of common shares representing the Meeting, and their resolutions will be valid when passed by majority vote of the shares represented.

CLAUSE TWENTY-FIVE.- For an Extraordinary Shareholders' Meeting to be considered legally convened on first call, at least 75% (seventy-five percent) of the common shares representing the capital stock must be represented, and its resolutions will be valid when passed with the favorable vote of Shareholders representing at least 50% (fifty percent) of the common shares representing the

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capital stock. On second or subsequent call, Extraordinary Shareholders' Meetings may be validly held if at least 50% (fifty percent) of the shares representing the capital stock are represented, and their resolutions will be valid when passed with the favorable vote of Shareholders representing at least 50% (fifty percent) of the capital.

CLAUSE TWENTY-SIX.- The same rules established in the preceding Clause for Extraordinary General Meetings will apply for Special Meetings, but as appropriate for the special category of shares in question.

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CHAPTER IV

ADMINISTRATION

CLAUSE TWENTY-SEVEN.- The administration of the Corporation will be entrusted to a Board of Directors made up by no fewer than five and no more than twenty members, as determined by the Ordinary General Shareholders' Meeting, of whom at least twenty-five percent must be independent Board Members, under the terms of Article Fourteen Bis of the Securities Market Act. The Meeting may appoint the number of alternate Board Members deemed advisable to substitute for the proprietary Board Members and determine the terms under which they are to do so. Members of the Board of Directors will be appointed or elected by simple majority vote in an Ordinary General Shareholders' Meeting. Shareholders representing at least 25% (twenty-five percent) of the capital stock represented by common shares will have the right to appoint one proprietary Board Member and an alternate, who may only substitute for the proprietary Board Member so appointed, in the understanding that the aforementioned percentage will be reduced to 10% (ten percent) of the common shares, provided the Corporation's shares are listed in Bolsa Mexicana de Valores, S.A. de C.V., and entered in the National Securities Registry. When such minority appointments have been made,

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the Meeting will determine the total number of members who are to be appointed by the Board of Directors and proceed to appoint the remaining Board Members by simple majority, without counting the votes corresponding to the Shareholders that have exercised the minority right to which this clause refers.

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CLAUSE TWENTY-EIGHT.- Board Members may be Shareholders or not, as the case may be; will be appointed for a term of one year; may be reelected or removed at any time, even Board Members appointed by the Shareholders in use of their minority rights; and will receive the remuneration determined by the Ordinary General Shareholders' Meeting. Notwithstanding, Board Members will continue to exercise their functions even after their term expires until new appointments are made and the new Board Members so appointed take office. Neither the members of the Board of Directors nor the Statutory Auditor nor the Directors and Managers will be obliged to provide any guarantee to bond the performance of the responsibilities they may assume in performing their functions, unless the General Shareholders' Meeting that appoints them establishes such an obligation.

CLAUSE TWENTY-NINE.- For lack of express appointment by the Shareholders' Meeting, the Board of Directors, in its first meeting immediately after the meeting that appoints it, will appoint from among its members a Chairman and Secretary, in the understanding that the Secretary of the Board need not be a Board Member. The Board of Directors will also appoint the persons who are to hold the other positions created to better fulfill its functions. Temporary or definitive vacancies on the Board of Directors will be filled by the alternate Board Members in accordance with the provisions of Clause Twenty-Seven.

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Shareholders' Meetings and Board Meetings will be presided over by the Chairman of the Board, and in his absence by one of the Board Members the other persons in attendance elect by majority vote.

Copies or certifications of the minutes of the Board Meetings and Shareholders' Meetings and entries made in non-accounting corporate books and records, and in general any documents in the corporate archives, may be authorized and certified by the Secretary. Also, the Secretary will be responsible for drafting and entering in the corresponding books the minutes of Shareholders' Meetings and Board Meetings, and issuing copies and certifications of such minutes and of the appointments, signatures, and powers of the officers of the Corporation.

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CLAUSE THIRTY.- The Board of Directors is the Corporation's legal representative, and consequently will be vested with and subject to the following powers and obligations:

I. General power-of-attorney for lawsuits and collections and all general powers and special powers requiring special clause under the law, without limitation, in accordance with the provisions of Article Two Thousand Five Hundred and Fifty-Four, first paragraph, of the Federal Civil Code and the correlative provisions of the Civil Codes for all the states of Mexico and the Federal District. The Board of Directors will be authorized, without limitation, to withdraw legal actions initiated, including writs of *amparo*; settle; submit to arbitration; ask and answer questions in court; grant assignment of assets; challenge judgments; receive payments; and take all actions permitted by Law, including representing the Corporation before judicial and administrative, penal, civil or other authorities, with power to file criminal claims and complaints; grant pardon; and appear as aggrieved

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party or assist the Public Prosecutor in penal proceedings before labor authorities and courts.

II. General power-of-attorney for acts of administration, in accordance with the provisions of Article Two Thousand Five Hundred and Fifty-Four, second paragraph, of the Federal Civil Code and the correlative articles of the Civil Codes for all the States of Mexico and the Federal District.

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III. Power to freely appoint and remove the President of the Corporation and any other Directors and General or Special Managers, as well as all other officers, attorneys-in-fact, agents, and employees of the Corporation, and to determine their powers, obligations, working conditions, and remuneration.

IV. General power-of-attorney for acts of ownership, without limitation, under the terms of Article Two Thousand Five Hundred and Fifty-Four, third paragraph, of the Federal Civil Code and the correlative articles of the Civil Codes for all the States of Mexico and the Federal District.

V. To issue, draft, subscribe, guarantee, and in any other way trade all type of credit instruments, under the terms of Article Nine of the General Law on Credit Instruments and Operations.

VI. To open and cancel bank accounts or [accounts with] any other financial intermediary and make deposits and draw on them and appoint the persons who may draw on them and amend their specific powers.

VII. To convene Ordinary, Extraordinary or Special Shareholders' Meetings, in all cases contemplated by these Bylaws or the General Corporations Act, or

when deemed advisable, and set the date and time when such meetings are to be held and enforce their resolutions.

VIII. To formulate internal work regulations.

IX. To appoint and remove the Corporation's external auditors.

X. To open branch offices and agencies of the Corporation anywhere in Mexico or abroad.

XI. The Board of Directors will have the non-transferable power to approve: (1) operations that deviate from the ordinary course of business and that the Corporation and its partners plan to enter into with persons who are part of the Corporation's management or with whom such persons have equity relationships or, as the case may be, family relationships by consanguinity or affinity to the second degree or by civil or common-law marriage; (2) purchase or sale of ten percent or more of the Corporation's assets; (3) granting of guarantees for a value exceeding thirty percent of the Corporation's assets; and (4) operations different from the aforementioned outside the ordinary course of business that account for more than one percent of the Corporation's assets.

XII. Also, the Board of Directors will have the non-transferable power to approve: (1) operations that deviate from the ordinary course of business that Subsidiaries and partners of the Corporation plan to enter into with persons who are part of the management of such Subsidiaries or of the Corporation, or with whom such persons have property relationships or, as the case may be, family relationships by consanguinity or affinity to the second degree or

by civil or common-law marriage; (2) purchase or sale by any of its Subsidiaries of ten percent or more of its total assets; (3) granting of guarantees by any of its Subsidiaries for a value exceeding thirty percent of its assets; and (4) operations by any of its Subsidiaries different from the aforementioned outside the ordinary course of business that account for more than one percent of the assets of the Subsidiary that effects them.

XIII. To confer, grant, revoke, and/or cancel general or special powers-of-attorney, granting powers of delegation or substitution, except those powers reserved exclusively for the Board of Directors by law or in these Bylaws, reserving at all times the exercise of its powers.

XIV. To take any and all actions authorized by or consequential to these Bylaws.

XV. To issue opinions regarding the justification for the price of the public purchase offering of shares in the case contemplated in Clause Eight of these Bylaws.

XVI. To appoint, under the terms of Article Fourteen Bis Three of the Securities Market Act, the person or persons responsible for the acquisition and placement of the Corporation's own shares, under the terms of applicable laws and in accordance with the provisions of Clause Eight of these Bylaws.

XVII. Power to form any and all special committees deemed necessary to handle the Corporation's operations, determining their powers and obligations of, the number of their members and the procedure for appointing them, and the rules that will govern their actions, in the understanding that such committees will have no powers that under the Law or by provision of these

Bylaws are reserved specifically for the Shareholders' Meeting, the Board of Directors or other corporate bodies.

The members of the Board of Directors will be responsible for the resolutions they adopt in relation to the matters mentioned in paragraphs XI and XII of this Clause, except in the case contemplated in Article 159 of the General Corporations Act.

CLAUSE THIRTY-ONE.- (1) In accordance with the provisions of Article Fourteen Bis Three (14 Bis 3), item seven, of the Securities Market Act, and without detriment to the provisions of these Bylaws and compliance with the general rules applicable to securities acquisitions that must be disclosed and public purchase offerings of securities, published in the Official Gazette of the Federation on April 25, 2002 (the "Rules"), in the cases contemplated therein a prior favorable resolution must be passed by the Board of Directors, with the approval of at least two thirds of its members, for (i) any acquisition of "Shares" (as defined hereinafter) in the Corporation representing 15% (fifteen percent) or more of the capital stock, by one or more Shareholders or third parties who intend to become Shareholders in the Corporation, including the persons defined in the rules as "Groups of Buyers", whether such acquisition is effected in one or more simultaneous or successive transactions of any type, on securities markets or not, directly or indirectly or through third parties, or (ii) in the event that various Shareholders or third parties, including the persons defined in the Rules as "Groups of Buyers", obtain voting rights representing 15% (fifteen percent) or more of the capital stock through any mechanism or agreement for association of votes.

"Shares" will be understood as "Securities with Voting Rights", as said concept is defined in Rule One, item IX, of the Rules.

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(2) Acquisition of Shares in the terms specified in point (1), paragraph (i), above that lack a prior favorable resolution passed by the Board of Directors with the approval of at least two thirds of its members, or that fail to adhere to the Rules, may not be entered in the Book of Shares kept by the Corporation. Consequently, the Corporation will not recognize such persons as Shareholders and such Shares may not vote in any Shareholders' Meeting, nor may their holders exercise any of the corporate rights granted under the General Corporations Act or these Bylaws, including the right to appoint Board Members. Moreover, the adoption of any mechanism or agreement for association of votes that results in the obtention of voting rights in the terms specified in point (1), paragraph (ii) above without a prior favorable resolution passed by the Board of Directors with the approval of at least two thirds of its members will not be recognized by the Corporation and the persons involved in them may not exercise the vote to which they are entitled through such a mechanism or agreement in General Shareholders' Meetings or Board Meetings.

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If, for any reason, one or more of the persons mentioned in point (1) above acquire Shares or obtain voting rights without a prior favorable resolution adopted by the Board of Directors in the terms specified in said point (1) above, the person or persons in question must adhere unconditionally and irrevocably to the pertinent determinations adopted in due course by the Board of Directors, which may include, without limitation, the following: (1) sale by public offering of the Shares acquired, or (ii) reversion of the acquisition of the same Shares, or (iii) acquisition by public offering, or directly when appropriate, of all or part of the remaining Shares in the capital stock of the Corporation by same person or persons, observing, for the purpose, the mechanisms established in rules Six or Seven of the Rules, as the case may be, or (iv) refusal to recognize the corresponding mechanisms or agreements for association of votes.

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(3) Independently, and without detriment to the provisions of the preceding points, the person or persons mentioned in point (1) above that seek to acquire Shares or adopt any mechanism or agreement for association of votes in the terms mentioned in point (1) above must notify the Chairman and Secretary of the Board of their intention (and the Secretary of the Board will in turn be obliged to immediately notify all other proprietary and alternate Board Members accordingly), by written correspondence, which must include all relevant particulars of the proposed operation, in order that a meeting of the Board of Directors may be convened under the terms established in these Bylaws, to be held within thirty (30) days after receiving the relevant notification, to report to said meeting on the proposed transaction, presenting therein all available elements related to it for the Board Members to examine, and consequently for the Board of Directors to adopt the pertinent resolution under the terms established in point (1) above. If they so require, the members of the Board of Directors will invite the interested party or parties to a new special meeting to clarify any doubts that may have or provide additional information required to provide the Board of Directors with the necessary elements to make a decision, in the understanding that the Board of Directors must pass the pertinent resolution within thirty (30) days after it has received all elements deemed necessary to do so. If the Board of Directors rules favorably on any such transaction, which in turn must adhere to the provisions of the Rules, the person or persons involved must obtain the approval of the Board of Directors for any additional acquisition of Shares, regardless of the percentage, or for the adoption of any mechanism or agreement for association of votes that alters or is different from that originally proposed, failing which such operations will not be recognized by the Corporation and the corresponding voting rights may not be exercised in General Shareholders' Meetings or Board Meetings.

The Board of Directors may analyze the proposed operation in order to take the pertinent resolution, using, without limitation, the following criteria: (i) the characteristics of the interested party or parties, such as nationality, moral and

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economic status and viability, activities, etc., (ii) the possible advantages or disadvantages their participation might represent for the Corporation, considering, among others, the effects on economic competition, and (iii) their experience in the housing section, in particular in the area of lower-income housing in Mexico.

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(4) Any acquisition of Shares or adoption of mechanisms or agreements for acquisition of voting rights by Shareholders or third parties, including the parties defined in the Rules as "Groups of Buyers", that represents 5% (five percent) or more of the capital stock in one or more operations must be notified to the Chairman and Secretary of the Board of Directors within five (5) business days after its formalization (and the Secretary will in turn be obliged to immediately notify all other proprietary and alternate Board Members accordingly), by written correspondence, which must adhere to the applicable provisions of rules governing the disclosure of securities acquisitions, so that they may be registered and consequently recognized by the Corporation.

Any amendment in this Clause of the Bylaws will require the prior written authorization of the National Banking and Securities Commission.

CLAUSE THIRTY-TWO.- The Board of Directors will meet at least once every three months on the dates determined by the Board in its first meeting in each fiscal year, without the need to convene its members each time for meetings that have been previously scheduled in the calendar previously approved by the Board.

Also, the Board may convene on any other date determined by the Chairman, the Vice-Chairman, at least twenty five percent of the proprietary Board Members or the Statutory Auditor, by call issued to all proprietary members or alternates that so require, delivered by mail, telegram, fax, messenger or any other conclusive means at least five days in advance. In any event, the Corporation's Statutory

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Auditor must be convened. The Board of Directors may meet at any time without prior call, provided that the totality of its proprietary members is present.

CLAUSE THIRTY-THREE.- For Board Meetings to be considered legally convened, a majority of the Board Members must attend and resolutions will be valid when passed by majority vote of the members attending. In case of a tie vote, the Chairman of the Board, or in his absence, the Vice-Chairman, will have deciding vote. Board Meetings will be held at the corporate domicile or any other location previously determined by the Board of Directors. Minutes containing the Board's resolutions must be authorized by the acting Chairman and Secretary in the corresponding meetings, and will be recorded in a specific book that the Corporation will keep for the purpose.

CLAUSE THIRTY-FOUR.- In accordance with the provisions of Article One Hundred and Forty-Three, last paragraph, of the General Corporations Act, the Board of Directors may validly pass resolutions without the need for its members to personally convene in a formal meeting. Resolutions taken outside Board Meetings must, without exception, be passed with the favorable vote of the totality of the proprietary Board Members, or in the event of definitive absence or incapacity of any of them with the favorable vote of the corresponding alternate, in accordance with the following terms and conditions:

The Chairman, on his own initiative or at the request of the Statutory Auditor or at least twenty-five percent of the proprietary Board Members, must notify all proprietary or alternate Board Members, as the case may be, and the Statutory Auditor, orally or in writing, by any means deemed convenient, of the resolutions to be taken outside a board meeting and the reasons that justify them. Moreover, the Chairman must provide them all, on request, with any and all documentation and clarifications they may require for the purpose. The Chairman may be assisted in

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giving the aforementioned notifications by one or more Board Members or by the proprietary or alternate Secretary.

If the totality of the proprietary Board Members or alternates whose votes are required verbally inform the Chairman or the Board Members assisting him of their acquiescence to the resolution or resolutions submitted for their consideration, they must confirm their consent in writing no later that the second business day after so doing, in the manner specified in item three below. Such written confirmation must be sent to the Chairman and Secretary of the Board by mail, telex, fax, telegram or messenger, or by any other means that guarantees delivery within the following two business days.

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For the purposes contemplated in item two above, the Chairman must send all Board Members, either directly or through the persons assisting him, a formal common written draft for the proposed resolutions to be voted on outside a board meeting and any other documentation deemed necessary, so that, after making the necessary amendments, as the case may be, the Secretary may prepare a minute containing the resolutions approved, in the file for which the certifications sent by the Board Members and the Statutory Auditor must be entered. The minute in question will be signed by the Chairman and Secretary.

Once the Chairman and Secretary have received written confirmation from the totality of the Board Members, they will immediately proceed to enter in the appropriate Minutes Book the corresponding minute, which will contain the totality of the resolutions taken, and will be legalized with the signature of the Chairman and Secretary. The date of the aforementioned minute will be that on which the verbal or written consent of all the Board Members was obtained, even when the written confirmation has not been received at the time, and said confirmations, once received, must be entered in a file that the Corporation will keep for the

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purpose. Also, any and all written remarks the Statutory Auditor may have made with regard to the pertinent draft resolutions must be entered in said file.

CLAUSE THIRTY-FIVE.- In accordance with Article Fourteen Bis Three, Roman Numeral Five, of the Securities Market Act, the Corporation will have an Audit Committee, with the status of a middle management body, formed by the number of members determined by an Ordinary General Shareholders' Meeting, of whom the Chairman and a majority must be independent members; the Audit Committee will function as a collegiate body at all times.

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The Audit Committee Members will be appointed for a term of one year, but in any event will continue to fulfill their functions until the persons appointed to replace them take office; they may be reelected or removed in any time and will receive the remuneration determined by the Ordinary General Shareholders' Meeting.

The Audit Committee will meet on the dates and with the periodicity the Committee itself will determine in its first meeting in each fiscal year, without the need to convene its members on each occasion to meetings previously scheduled in the calendar approved by the Committee. Also, the Audit Committee will meet when convened by its Chairman, any two of its members or the Statutory Auditor, on three days' prior notice to all Committee members, and must in all events convene the Statutory Auditor of the Corporation, who will attend with voice but no vote. The call must be sent by mail, telegram, fax or messenger, or by any other means that guarantee that the Committee members receive it, at least three days in advance. The call may be signed by the Chairman of the Audit Committee or by the proprietary or alternate Secretary of the Board of Directors, who will act in the same capacity in the Audit Committee. The Audit Committee may meet at any time without prior call provided the totality of its members are present.

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For Audit Committee meetings to be considered legally convened, a majority of the Committee members must attend. Audit Committee resolutions must be approved with the favorable vote of a majority of the members present in the meeting in which they are adopted. In case of a tie vote the acting Chairman will have deciding vote. The Audit Committee will have the following functions:

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A. To prepare an annual report on its activities and submit it to the Board of Directors and the General Shareholders' Meeting.

B. To express its opinion on transactions that the Corporation or any of its subsidiaries may intend to enter into with related parties, as mentioned in Article Fourteen Bis Three, item four, paragraph d), of the Securities Market Act.

C. To propose contracting of independent specialists, when deemed advisable, to express their opinion regarding the transactions mentioned in Article Fourteen Bis Three, item four, paragraph d), of the Securities Market Act.

D. To express an opinion on the justification for the price of the public purchase offering of shares in the case contemplated in Clause Eight of these Bylaws.

E. Any others delegated by the Board of Directors and not specifically reserved by Law or in these Bylaws to the General Shareholders' Meeting or the Board of Directors.

The Audit Committee must report annually to the Board of Directors on its activities or whenever, in its opinion, events or acts of importance to the Corporation warrant it. Minutes must be taken of all Audit Committee meetings, which will be transcribed in a special book. Such minutes will evidence the Committee members

attending and the resolutions adopted and must be signed by the acting Chairman and Secretary.

The Board Members and Statutory Auditor who attend Audit Committee meetings, and any Committee members who, in any operation, have an interest contrary to those of the issuing Corporation, must inform the other directors or Committee members of the situation and refrain from all pertinent deliberations and resolutions.

Any person that violates the provisions of the preceding paragraph will be held liable for any and all damages and injuries caused to the Corporation.

CLAUSE THIRTY-SIX.- The day-to-day operation and management of the Corporation's business may be entrusted to a President appointed by the Board of Directors, who will have the powers granted to him by the Board of Directors. The President of the Corporation may be a shareholder or a Board Member or not, as the case may be, and will be appointed for indefinite term until the Board of Directors revokes his appointment or accepts his resignation.

If the Ordinary General Shareholders' Meeting so resolves, the Corporation may create a Steering Committee, as a middle management body, with the number of members determined by the Ordinary General Shareholders' Meeting. The Steering Committee members will be appointed for a term of one year, but in any event will continue to perform their functions until the persons appointed to replace them take office, may be reelected or removed at any time, and will receive the remuneration determined by the Ordinary General Shareholders' Meeting.

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The Steering Committee will met on the dates and with the periodicity the Committee itself will determine in its first meeting in each fiscal year, without the need to convene its members on each occasion to meetings previously scheduled in the calendar approved by the Committee. Also, the Steering Committee will meet when convened by its Chairman, any two of its proprietary members or the Statutory Auditor, on three days prior notice to all proprietary and alternate Committee members that so require. The call must be sent by mail, telegram, fax, messenger or any other means that guarantee that the Committee members receive it at least three days in advance. The call may be signed by the Chairman or the proprietary or alternate Secretary of the Board of Directors, who will act in the same capacity in the Steering Committee. The Steering Committee may meet at any time without prior call, provided the totality of its proprietary members are present.

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For Steering Committee meetings to be considered legally convened, a majority of the members must attend. Steering Committee resolutions must be approved with the favorable vote of a majority of the members present in the meeting in question. In case of a tie vote, the acting Chairman will have deciding vote. The Steering Committee will have the powers granted to the Board of Directors under Clause Thirty-One, items one, two, three, five, six, seven, eleven and fourteen, of these Bylaws. Under no circumstances may the Steering Committee's powers include those reserved by Law or these Bylaws to the General Shareholders' Meeting or the Board of Directors. The Steering Committee may not delegate all of its powers to any person, but may grant general and special powers of attorney, when deemed appropriate, and appoint the persons or delegates who are to carry out its resolutions. The Chairman and, as the case may be, the Vice-Chairman will be authorized to carry them out individually, without the need for express authorization. The Steering Committee must report annually to the Board of Directors on its activities or whenever, in its opinion, events or acts of importance to the Corporation warrant it. Minutes of all Steering Committee meetings must be

taken, and will be transcribed in a special book. Such minutes will evidence the Committee members attending and the resolutions adopted and must be signed by the acting Chairman and Secretary.

In addition to meetings of the Board of Directors, the Statutory Auditor or Auditors of the Corporation must be convened to all meetings of the middle management bodies in which the Board of Directors has delegated any of its powers.

CHAPTER V
OVERSIGHT

CLAUSE THIRTY-SEVEN.- Oversight of the Corporation will be entrusted to one or more Statutory Auditors appointed by the Ordinary General Shareholders' Meeting, who may have their respective alternates. The Statutory Auditors and their alternates, as the case may be, need not be Shareholders of the Corporation, will be appointed annually, may be reelected one or more times, and will continue to perform their functions until the meeting makes new appointments and the persons so appointed take office. Shareholders with or without voting rights representing at least 10% of the capital stock may appoint one Statutory Auditor.

The Statutory Auditors will have the powers and obligations mentioned in Article One Hundred and Sixty-Six of the General Corporations Act, and all others delegated to them by the Shareholders' Meeting, and will receive the remuneration determined by the Shareholders' Meeting each year.

Shareholders representing at least 15% (fifteen percent) of the capital stock may directly exercise legal action for civil liability against the Statutory Auditor, provided

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they satisfy the requisites established in Article 163 of the General Corporations Act.

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CHAPTER VI

FISCAL YEARS AND FINANCIAL INFORMATION

CLAUSE THIRTY-EIGHT.- The Corporation's fiscal year will coincide with the calendar year. If the Corporation enters in liquidation or merges, its fiscal year will end early on the date when it enters in liquidation or merges, and there will be considered to be a fiscal year as long as the Corporation is in liquidation, which must adhere to the pertinent provisions of applicable tax laws.

CLAUSE THIRTY-NINE.- Within four months after the end of each fiscal year, the Board of Directors will prepare at least the following financial information:

1. A report from the Board of Directors on the Corporation's operations in the year, and the policies followed by the Board of Directors and the main projects implemented, as the case may be;

2. A report stating and explaining the main accounting and information policies and criteria observed in preparing the financial information;

3. A statement showing the Corporation's financial position as of the last day of the year;

4. A statement showing the Corporation's results for the year, duly explained and classified.

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5. A statement showing changes in the Corporation's financial position during the year.

6. A statement showing changes in the items constituting the Corporation's equity occurred during the year;

7. Any and all notes necessary to complement and clarify the information presented in the aforementioned statements.

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CHAPTER VII

PROFITS AND LOSSES

CLAUSE FORTY.- Of the net profits reported in the financial statements for each fiscal year, after deducting the necessary amounts to (I) cover payments or provisions related to applicable taxes; (II) separate the amounts established as mandatory by legal imperative; (III) if necessary, amortize losses from previous years, and (IV) cover payments charged to general expenses for the year made to remunerate members of the Board of Directors, Statutory Auditors, and the President of the Corporation, the following applications will be made:

1. 5% (Five percent) to create, increase or, if necessary, restore the legal reserve fund until it is equal to 20% (twenty percent) of the paid-in capital stock.

2. The amounts the meeting resolves to set aside to create or increase general or special reserves, including, as the case may be, the reserve for acquisition of own shares mentioned in the Securities Market Act.

3. From the remainder, the necessary amount will be taken to pay all the Shareholders, in proportion to their respective contributions, the dividends, if any, ordered by the Shareholders' Meeting.

4. The surplus, if any, will be placed at the disposal of the Shareholders' Meeting or the Board of Directors, if the Shareholders' Meeting authorizes it. The Shareholders' Meeting or the Board of Directors, as the case may be, may apply such surpluses as deemed most suitable to the interests of the Corporation and its Shareholders.

CLAUSE FORTY-ONE.- Losses, if any, will be absorbed by all Shareholders in proportion to the number of their shares and for up to the equity they represent.

CHAPTER VIII
DISSOLUTION AND LIQUIDATION

CLAUSE FORTY-TWO.- The Corporation will be dissolved in any of the cases contemplated in Article Two Hundred and Twenty-Nine of the General Corporations Act.

CLAUSE FORTY-THREE.- After the Corporation is dissolved, it will be placed in liquidation. The Extraordinary Shareholders' Meeting will appoint one or more proprietary liquidators, and may appoint the corresponding alternates, who will have the powers established by Law or determined by the Shareholders' Meeting that appoints them.

CLAUSE FORTY-FOUR.- The liquidator or liquidators will conduct the liquidation in accordance with the guidelines established by the meeting, and in their defect in

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accordance with the following guidelines and the provisions of the relevant chapter of the General Corporations Act.

1. The liquidators will conclude the Corporation's business in the manner they deem most convenient.

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2. They will collect the Corporation's credits and pay its debts, selling any and all assets of the Corporation deemed necessary for the purpose;

3. They will prepare the final liquidation balance sheet;

4. After the final liquidation balance sheet is approved, the liquidators will distribute the distributable liquid assets among all the Shareholders equally and in proportion to the number and paid-in value of their respective shares. In case of any dispute between liquidators, the Statutory Auditors must convene a Shareholders' Meeting to resolve the issues on which they differ.

During the liquidation, Shareholders' Meetings will be held in the terms established in these Bylaws, and the liquidator or liquidators will perform functions equivalent to those corresponding to the Board of Directors during the normal life of the Corporation, and the Statutory Auditors will continue to perform the same functions with regard to the liquidator or liquidators as they perform with regard to the Board of Directors under the Articles of Incorporation.

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CHAPTER IX

APPLICABLE LAWS

CLAUSE FORTY-FIVE.- In case of any dispute between the Corporation and its Shareholders or among Shareholders over issues affecting the Corporation, both the Corporation and its Shareholders submit to the applicable laws in, and the jurisdiction of the competent courts by territory for, Mexico City, Federal District, United Mexican States (Mexico).

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SARE HOLDING, S.A. DE C.V.
ANNUAL REPORT 2002

CONTENTS

4) ADMINISTRATION

a) External auditors:

b) Operations with related parties and conflicts of interest:

c) Directors and shareholders:

5) PERSONS RESPONSIBLE

6) EXHIBITS

Audited financial statements and statutory auditor's report.

SARE HOLDING, S.A. DE C.V.
ANNUAL REPORT 2002

1) GENERAL INFORMATION

a) Glossary of Terms and Definitions:

The following terms, used in this prospectus with their first letters capitalized and listed below, will have the following meanings, which will apply equally to the singular forms of said terms:

Company	SARE Holding, S.A. de C.V.
Delotitte & Touche	Galaz, Gómez Morfín, Chavero, Yamazaki, S.C., the company's independent auditors and members of Deloitte & Touche.
Real Estate Development	A plot of land located in Mexico suitable for the development of one or more subdivisions, complexes or condominiums and made up of Projects or promotions.
Financial Statements	The Company's audited consolidated financial statements for the years ended December 31, 2001 and 2002.
Housing Funds	Jointly, INFONAVIT, FOVISSSTE, FOVI, and SHF or other governmental or non-governmental housing funds.
FOVI	Bank Operation and Financing Fund for Housing (successor of SHF).
FOVISSSTE	Housing Fund for Employees of the State Workers' Social Security and Services Institute.
Federal Government	The Mexican Federal Government.
Grupo	Jointly, SARE Holding, S.A. de C.V., and its subsidiaries.
INFONAVIT	The National Workers' Housing Fund Institute.
Mexico	The United Mexican States.
MGAAP	Mexican Generally Accepted Accounting Principles.
Pesos	Legal currency of Mexico.
Project	A group of housing units with similar designs and prices intended for a common market.
SARE	SARE Holding, S.A. de C.V.

SHF	Sociedad Hipotecaria Federal, S.N.C., a Development Banking Institution.
SOFOLES	Limited Purpose Financial Corporations.
Subsidiaries	The Subsidiaries of SARE Holding, S.A. de C.V.
UDIS	Investment units, whose peso value is indexed to inflation in the National Consumer Price Index.

b) Executive Summary

The information included in this summary refers in its totality to the detailed information and the financial statements appearing in this prospectus

b.1) The Company:

The Company is named SARE Holding, S.A. de C.V., and is a pure holding company of several subsidiaries dedicated to the development, promotion, construction, and sale of housing in the lower-income, middle-income, and residential segments.

The Group started out in 1965 when founding shareholders Dionisio Sánchez González and Elías Reyes Castellanos formed a corporation dedicated to providing accounting and tax consulting services, focusing mainly on business related to real estate developments.

The Group's purpose is to offer its clients quality housing for the lower-income, middle-income, and residential segments, and to promote Real Estate Developments with locations and designs suited to the socioeconomic profile and preferences of its clientele, under criteria of efficiency that allow it to optimize yields on invested capital.

In three decades, SARE has built a solid commercial reputation and ample brand recognition. SARE and its subsidiaries maintain a dominant position in certain market niches, as in the case of middle-income and residential housing in southern Mexico City, where the corporation considers itself the largest and best known real estate promoter. In recent years, the Group has expanded its operations to regions with high demand for housing, in the States of Quintana Roo, Puebla, Michoacán, Jalisco, and Hidalgo, which present high population growth rates, economic capacity to offer housing in all segments, and significant shortages in housing production.

SARE estimates that the housing market will present high demand in the years ahead, due to a favorable combination of Mexico's demographic profile, greater social dynamism, a strong commitment to the sector on the part of the Federal Government, and greater availability of mortgage financing. Industry growth is strongly supported by macroeconomic stability; newly designed financing mechanisms; increased savings channeled into the Mexican financial system through retirement fund managers; and the incorporation and consolidation of new financial institutions.

b.2) Marketing strategy:

The Group conducts market studies that enable it to link its products with the needs, expectations, and payment capacity of its customers. Market studies determine the selection of regions and segments to be focused on; the optimum location of real estate developments; the design for housing prototypes to be offered; and the definition of the mortgage financing scheme best suited to the target client's profile.

The Group's reputation allows it to pre-sell middle-income and residential Real Estate Developments, which reduces the need for external financing and consequently allows the Group to maintain a low level of indebtedness.

b.3) Operating strategy:

The Company has a team of executives who combine experience and youth with a high degree of maturity, professionalism, and market knowledge, who have the vision and know-how necessary to anticipate new market trends and adapt the product mix to conform to changing circumstances.

SARE and its Subsidiaries work to acquire new land reserves with strategic locations at competitive prices, in an average quantity equivalent to two years' expected production.

The Group minimizes its inventory of work in progress for the lower-income segment by using industrial processes for construction of single family units that speed up building times, guarantee timely completion of projects, cost and quality, and allow it to synchronize production speed with progress and sales.

b.4) Construction:

Construction processes are designed to guarantee the production of quality housing within budgeted costs and times. To achieve this goal, the Group has developed its own new construction technology that enables it to build lower-income housing using an industrial production method. These processes require less labor, reduce scrap, and allow mass production of standardized prototypes in four-unit modules.

b.5) Marketing and sales:

The Group defines its marketing and sales strategies based on its knowledge of marketing information. The market studies area reports information on the likings and preferences of potential consumers, areas where they prefer to live, desired features of homes, and payment capacity by socioeconomic level, as well as information relating to available housing in the area, and include a definition of the target segment, layout and finishes, surface area, price, financing plan, and absorption.

b.6) Distribution channels:

SARE and its subsidiaries operate their regional markets by means of a modular and flexible organizational structure made up of strategic business units or SBUs. In each region where it operates, SARE sets up a SBU that is decentralized in its operation and allows it to make direct contact with the local market.

b.7) Organizational structure:

SARE's organizational structure is designed in accordance with processes related to promotion and development of housing for the lower-income, middle-income, and residential segments. These processes can be grouped in four main categories: development, construction, marketing, and operation. The Company operates through four Vice Presidents specialized in each of these categories and coordinated by the President and CEO.

b.8) Awards:

The quality of the construction processes implemented and services provided to its customers earned SARE the recognition of the 2002 National Housing Award, granted by the National Counsel on Housing through the National Commission for Promotion of Housing, in the category of new high-density urban housing.

In 2001, as a consequence of its high quality housing, resulting in part from the application of new technologies, SARE was distinguished by the INFONAVIT as central Mexico's most outstanding housing construction company.

b.9) Competitive advantages:

The optimum levels of diversification and integration the Group has achieved allow it to compete favorably and maintain a leading position in the housing market, with the following competitive advantages: (i) diversification to all market segments: lower-income, middle-income, and residential, (ii) establishment of a stable management team that combines experience and youth, (iii) profitable growth with low leverage, (iv) solid financial position, (v) presence in regional markets with growth and economic capacity, (vi) brand recognition and loyalty, (vii) focus on customers and emphasis on integral services, (viii) advanced commercial technology and presale capacity, (ix) high construction quality, (x) industrial construction systems.

c) Risk factors:

c.1) Risk factors related to the macroeconomic environment:

c.1.1) General Remarks:

SARE and its Subsidiaries are Mexican companies and all their revenues come from operations in Mexico. Historically the Federal Government has exercised, and continues to exercise, a strong influence on the Mexican economy, and therefore government actions related to the economy could have a significant impact on SARE and its subsidiaries and on market conditions.

c.1.2) Restriction of credit due to adverse and macroeconomic factors:

Starting in December 1994 and continuing in 1995, the Mexican economy suffered its most severe crisis since the 1930s. This crisis was caused by a sudden interruption of foreign capital flows to Mexico and the resulting devaluation of the local currency.

In 1995, economic activity showed a marked contraction. According to the National Institute for Statistics, Geography, and Informatics (INEGI), the value of the Gross Domestic Product (GDP), measured at constant prices for 1980, dropped 6.9%, and total consumer spending fell 11.7%. Also, the devaluation of the peso in December 1994 and high inflation and interest rates put both consumers and businesses in a position of excessive indebtedness and resulted in significant increase in banks' past-due portfolio (Banco de México 1995 Annual Report).

The consequences of these macroeconomic phenomena led to an economic crisis characterized by high inflation and interest rates, unstable exchange rates, contraction of internal demand for products and services, loss of consumer purchasing power, reduced access to credit, high unemployment, and a fall in foreign investors' confidence in Mexico.

The repetition of macroeconomic conditions similar to those we have described constitutes an economic contingency that could adversely affect both the granting of credit and the construction sector and the real estate market in general. Under such circumstances, the Company's operations and financial statements would be negatively affected.

c.2) Risk factors related to Mexico's economic and political situation:

The Company's Real Estate Developments are located in Mexico, and therefore its projects depend, among other factors, on the performance of the Mexican construction industry and the country's economic situation. Therefore, in implementing its projects, the Company is exposed to risks originating from the lack of economic growth, exchange rate fluctuations, interest rates, inflation, changes in prices for raw materials such as cement and steel, and other political, economic or social events in Mexico that could affect the real estate market.

c.2.1) Economic growth:

Slower growth in the country's economy or high inflation rates could cause a slump in the activities of the housing industry as a whole.

c.2.2) Devaluation:

On the other hand, and although in recent years the Peso has remained relatively stable against the dollar, a significant devaluation of the Peso in relation to the dollar could affect the Mexican economy and the housing and real estate market.

c.2.3) Inflation:

In 1999, 2000, 2001, and 2002, the inflation index in Mexico, measured in terms of changes in the National Consumer Price Index, was 12.3%, 8.96%, 4.40% and 5.70%, respectively. However, a recurrence of high inflation indices like those observed in December 1994 and 1995 could adversely affect the purchasing power of potential homeowners, which in turn would affect the rate of payment, given that the Group obtains revenues from such sales.

c.2.4) Interest rates:

Interest rates in Mexico have been highly volatile in recent years. Mexico has had, and may continue to have, very high interest rates, both in real and in nominal terms. In 1999, 2000, 2001, and 2002 the average rate for 28-day CETES was 21.4%, 15.3%, 11.3%, and 7.1% respectively. Adverse situations that have affected the Mexican economy have resulted in substantial increases in interest rates applicable in the Mexican market.

c.2.5) Changes in government regulations:

Any change in government policy and strategy and budgets cutbacks affecting housing promotion programs or the implementation of new regulations by the authorities for housing promoters could affect the Groups' operations.

c.2.6) Employment level:

If changes in Mexico's economic political or social situation cause a massive loss of jobs in the country, the payment capacity of real estate developers, including SARE and its subsidiaries, could be affected, as the market of potential customers for housing built by real estate developers would probably contract.

c.3) Risk factors related to the main housing funds:

c.3.1) Market and housing funds:

There is a situation of dependency in the performance and financing of INFONAVIT, FOVISSSTE, and SHF. The housing market in Mexico has been, and continues to be, characterized by a significant shortage of mortgage financing. The limited availability of financing has restricted housing construction and contributed to the current housing shortage. The largest housing market in Mexico at present is the segment financed by INFONAVIT, in which units are usually acquired by buyers with monthly incomes varying between 2.5 and 10 minimum monthly salaries, with sale prices ranging between 45,000 and 115,000 UDIS, approximately.

The Company and its Subsidiaries depend on the availability of financing granted by mortgage providers to make all their sales, as result of which the operations of the Company and its Subsidiaries are influenced by changes in the administrative policies and procedures of INFONAVIT, SFH, FOVISSSTE, the banking sector, and the Federal Government's housing policy in general. Although INFONAVIT and SHF have played and important part in the formulation and implementation of government housing policy and have made positive structural changes for housing supply and demand, we cannot assure that the Federal Government will not

limit the availability of the mortgage financing those organizations provide or institute changes such as modifications in the methods used to grant mortgages, which would have a significant impact on the operations of the Company and its Subsidiaries. Any reduction in the amount of mortgage funds available from these sources of financing could have an adverse impact on the Group's business, operating results, perspectives, and financial position. We have no means of determining whether the amount of mortgage financing made available by SHF, FOVISSSTE, INFONAVIT or other sources will continue at its present levels.

c.3.2) Regulations:

The housing and construction industry is subject to extensive regulations on the part of various federal, state, and municipal authorities that affect the acquisition of land and development and construction activities. SARE's subsidiaries require authorization from several authorities to carry out their construction activities. Changes in government or in applicable laws and/or regulations can delay the group's operations. The operations of SARE's subsidiaries are also subject to federal, state, and municipal environmental laws and regulations.

An example of this is *Bando No. 2* issued by the Mexico City Mayor. In the year 2000, the Federal District government changed hands and one of the first acts of the current administration, known as *Bando No. 2*, involved a restriction on residential and commercial development projects that require water supply and urban infrastructure, to the detriment of the city's inhabitants and its general interests, limiting construction to 4 of the 16 precincts in the Federal District. Since then, there have been expectations that this year three additional precincts will be added to those that currently allow construction of residential developments. The four precincts currently authorized are: Cuauhtémoc, Miguel Hidalgo, Benito Juárez, and Venustiano Carranza. Those that are expected to be added this year are: Gustavo A. Madero, Iztacalco, and Azcapotzalco.


Authorized precincts: Miguel Hidalgo (MH), Cuauhtémoc (Cuh), V. Carranza (VC), Benito Juárez (B)
Precincts that may be authorized in 2002: Gustavo A. Madero (GAM), Azcapotzalco (AZT), and Iztacalco (IZC)
AZT
CUH
VC
B
CUAJ
AOB
COY
IZT
TLH
XOCH
TLP
MILP
ALTA

The aim of these restrictions is to promote the population growth in Cuauhtémoc, Miguel

Hidalgo, Benito Juárez, and Venustiano Carranza precincts to take advantage of available infrastructure and services that are currently under used. In exchange for these restrictions, the authorities have significantly reduced the requisites for licenses and permits in the authorized precincts, especially for low-impact projects with up to 10,000 square meters of construction, which represents approximately 200 units, as they consider that such projects have a lower impact on the community. Applications are filed at a window that issues a sole certificate, in a term of no more than 30 working days, for housing complexes with fewer than 200 units. The sole certificate includes feasibility of water supply, sewage and rainwater drainage services, traffic, urban impact, environmental impact, and land use.

With this policy, the Federal District government seeks to repopulate certain central precincts that on the one hand have experienced serious reductions in their population and on the other offer underused urban infrastructure and adequate services.

In any event, it is important to mention that although it is rare in these precincts to find vacant properties suitable for housing projects, there are considerable number of properties with old, decaying constructions originally used for business or light industry, which can feasibly be recycled into residential complexes with the characteristics sought by the authorities.

c.3.3) Construction guarantee:

As Mexican law requires, SARE's subsidiaries grant their customers a one-year guarantee for concealed flaws in construction. Although in the past, the Group has had very few claims for defects covered by this guarantee, it can not be assured that significant claims will not occur in the future as a result of defects in materials provided by third parties or other circumstances beyond the Group's control.

c.3.4) Competition:

The housing sector in Mexico is highly fragmented and at present there are a large number of companies that offer construction services for housing complexes. Notwithstanding, due mainly to the scarcity of mortgage financing and housing and construction loans, very few building companies have been able to reach a considerable size and develop significant economies of scale. The Group estimates that it is among Mexico's five leading housing construction companies in terms of total sales.

There are very few foreign constructors or promoters operating in Mexico, and none of them have a significant share in the housing market. Under the Foreign Investment Act, international construction companies can establish subsidiaries dedicated to housing and construction in Mexico without the need for prior approval. Consequently and considering the need for financing to support the housing market, an aspect of the competition the Group faces has to do mainly with the procurement and use of the limited sources of financing available by the many constructors and promoters operating in the country.

c.4) Risk factors related to the Company and its subsidiaries:

c.4.1) Seasonality:

Historically, the housing industry has shown a seasonal profile, and normally the largest sales volumes are reported in the second half of the year. On the other hand, construction times are variable. Housing construction times vary depending on the prototype used and the market segment for which it is intended. Construction of a lower-income housing unit takes, on average, 3 or 4 months, while apartment buildings for the same segment take, on average, 10 or 12 months to build. Consequently SARE's quarterly operating results are influenced by cyclical variations over the course of the year and may not be indicative of its results for the full year.

The Group has shown significant variations from quarter to quarter in its operating results. To reduce such variations, the Company has diversified its housing prototypes and mortgage financing schemes, focusing them simultaneously on different market segments. This helps to reduce the Company's total level of seasonality, because each segment, housing fund or mortgage financing plan presents a different annual cycle. There is no certainty that seasonal cycles will not appear in the future or that quarterly results will not present significant variations.

c.4.2) Procurement of mortgage financing:

Usually, SARE's subsidiaries start design and construction of new real estate developments when they have received confirmation from the corresponding mortgage institution that they will have mortgage financing available for customers when they have identified qualified purchasers based on the credit profile established by the institution in question. Such confirmation is received through documents issued by the housing funds, known as mortgage, letters of undertaking. There is no certainty that housing funds and banks will continue to issue these commitments or that the Group will be successful in obtaining mortgage financing from such sources.

c.4.3) Liquidity:

Although SARE and its subsidiaries do not start construction on new developments until availability of mortgage financing has been confirmed, they do make new land purchases and engage in activities related to the obtention of permits and licenses for them. Also, they engage in certain activities of urban development and infrastructure before receiving confirmation of the availability of mortgage financing.

The Company does not receive funds obtained from housing sales until the units in question are completed and delivered to buyers. As a result, SARE and its subsidiaries need to finance their development and construction activities through external sources and working capital. There is no certainty that the Group will have sufficient external financing or capital resources to carry out these activities.

c.4.4) Materials and suppliers:

Part of the Group's strategy to keep its housing costs competitive is to exercise strict control over the cost of construction materials and labor. SARE and its subsidiaries sign supply contracts for each project and have ongoing wholesale agreements with major materials suppliers. For basic materials used in housing construction, including cement, gravel, stone, sand, pre-mixed hydraulic concrete, reinforcing steel, block, windows, doors and installations, and plumbing and electrical accessories, the Group seeks to contract with suppliers near to its job sites or local distributors.

The Group's supply policy consists of requesting estimates from different suppliers before signing a supply agreement with any of them. Occasionally, the Group has conducted online auctions involving several suppliers to fill larger orders. Practically all materials used are made in Mexico. The Group has negotiated high-volume prices for materials that allow it to create economies of scale when contracting for products and services. SARE considers its relationship with suppliers good and its stock of materials is limited to that necessary to implement its construction projects.

In general SARE and its subsidiaries use labor from the area where they are building housing complexes, in addition to their own experienced and qualified personnel who perform supervisory functions. To control the impact of labor on its total costs, the Group prefers to subcontract labor by piece and not by man-hour.

In years past, the Group has not suffered significant delays in its construction projects due to scarcity of materials or labor problem. However, we cannot predict to what extent such conditions will continue to prevail in the future.

c.4.5) Dependency on key executives:

The operative performance of SARE and its Subsidiaries depends, to a large extent, on the efforts, skills, and experience of a small number of senior executives. The loss of their services could have an adverse impact on the Group's activities and results.

c.4.6) Liabilities in dollars:

The Peso has suffered significant devaluations in the past and could present adverse fluctuations in the future. The Peso was devalued 71.1%, going from MX$3.11 on December 31, 1993, to MX$5.32 on December 31, 1994. From January 1 through September 31, 1995, it recorded an additional depreciation of 27.7%, and the exchange rate fell to MX$6.39 per U.S. dollar, fluctuating between MX$5.00 and MX$7.60 per U.S. dollar. The exchange rate at the end of 2000, 2001, and 2002 was MX$9.60, MX$9.16, and MX$10.31 per U.S. dollar respectively. This affects mainly cement, steel, and glass, which are quoted at international prices. As of December 31, 2002, SARE and its subsidiaries had no significant monetary liabilities expressed in U.S. dollars. However we cannot dismiss the possibility of the Group's assuming additional liabilities in the future expressed in currencies different from the Peso.

c.4.7) Market conditions:

Occasionally different regions in Mexico have presented temporary housing surpluses, which result in higher levels of cumulative inventories due to slower-moving sales of such units. These differences in supply and demand occur whenever housing production exceeds the amount of available mortgage financing, which largely determines demand for housing by region.

Normally, housing funds publish an annual plan in which they indicate the amount of mortgage financing available for each state in the country and their main cities. Based on such plans, real estate promoters plan their annual production by region. However, the cumulative supply of housing produced due to independent decisions by multiple housing promoters may, at any given time, exceed the availability of credit in a given region. There is no certainty that planned production will match the amount of available financing and that seasonal variations in housing supply and demand in a given region will not occur in the future.

2) THE COMPANY

a) History and development of the issuer

The Company is named SARE Holding, S.A. de C.V., and is pure holding company of several subsidiaries dedicated to development, promotion, construction, and sale of housing in the lower-income, middle-income, and residential segments. Its commercial name is SARE and in addition it offers various real estate services.

SARE Holding, S.A. de C.V., was founded on July 29, 1997, by Public Document No. 91,172, granted before Ignacio Soto Borja y Anda, Notary Public No. 129 for the Federal District, and entered in the Public Registry of Property and Commerce of the Federal District under Commercial Folio No. 229802 on October 20, 1997. The Company's duration is 99 years, counted from its date of incorporation.

The corporate domicile is Mexico City, Federal District. The Company's main offices are located at Periférico Sur No. 3395, Colonia Rincón del Pedregal, Delegación Tlalpan, C.P. 14120, Mexico, D.F. Its telephone number is 5326-7026 and its fax number is 5267-4797. Its Internet address is: www.sare.com.mx.

The Group started in 1967, when founding partners Dionisio Sánchez González and Elías Reyes Castellanos incorporated a company named "Dionisio Sánchez y Asociados, Asociación Profesional", dedicated to providing accounting and tax consulting services and focused mainly on businesses related to Real Estate Developments.

Based on the experience acquired in planning, execution, management, and control of Real Estate Developments, the founders decided to embark independently on business ventures in the real estate sector. In 1997, they founded the companies Promociones Condo, S.C., and Promociones Galaxia, S.A. de C.V., with the purpose of developing residential properties and office buildings for rental or sale in Mexico City.

As a result of the success achieved in these projects, the Group continued to grow with the incorporation of new real estate companies dedicated to development, promotion, construction, and sale of housing. The Group's main business is housing development for all segments: lower-income, middle-income, and residential.

Today, the Group is one of the leading real estate developers in the Federal District and in the State of Mexico, Puebla, Quintana Roo, and Hidalgo. Over three decades it has built a solid commercial reputation and ample brand recognition. SARE and its subsidiaries maintain a dominant position in certain market niches, as in the case of middle-income and residential housing in southern Mexico City, where the company considers itself to be the largest and best known real estate promoter.

SARE received the 2002 National Housing Award from President Vicente Fox, granted by the National Counsel on Housing through the National Commission for Promotion of Housing. The company was distinguished with this award in the category of new high-density urban housing. This award follows that received in 2001, when SARE was recognized by INFONAVIT as central Mexico's leading housing construction company. Over its more than 35 years of existence, SARE has developed the following competitive advantages:

- Diversification to all market segments: lower-income, middle-income and residential
- Capacity for adaptability and mobility between segments in accordance with changing circumstances in the housing market.
- Established and stable management team that combines experience and youth
- Profitable growth with low leverage
- Solid financial position
- Regional diversification with a presence in the Federal District and the State of Mexico , Hidalgo, Puebla, Quintana Roo, Jalisco, and Michoacán.
- Focus on the customer and emphasis on integral service.
- Higher product and service quality and better attention in the lower-income segment based on prior experience in the middle-income and residential segments.
- Advanced commercial technology and pre-market capacity.
- High construction quality
- Industrial construction system
- Modern information systems operating in real time.

b) Description of the business:

i) Main activity:

The objective of SARE and its Subsidiaries is to offer customers quality housing for the lower-income, middle-income, and residential segments. According to the classification SARE itself has defined, the lower-income segment includes housing ranging from MX$160 thousand to MX$450 thousand; middle-income housing is in a range of MX$450 thousand to MX$1.5 million; and residential housing is priced over MX$1.5 million.

The company promotes real estate developments with locations and designs suited to the socioeconomic profile of its customers, using criteria of efficiency that allow it to maximize

yields on invested capital. To achieve its business objectives, the company uses the following processes:

i.1) Land selection and evaluation:

The acquisition of new land reserves is a process of the utmost strategic importance. Site location determines the housing segment to be served and movement of real estate developments. Purchase terms largely condition projects' future profitability and cash flow needs.

The availability of an adequate land bank facilitates: continuity in production; negotiations to acquire new land reserves: timely obtention of feasibilities, permits, and licenses; proper planning of internal operative processes; implementation of urbanization and infrastructure works and connection to public utilities; and negotiation of financing packages on favorable terms.

The Group has a strategy of maintaining a land reserve equivalent to two years' anticipated production for lower-income housing and 1.5 years for middle-income and residential housing.

The Company has an Internal Committee for acquisition of land reserves, through which it verifies that all purchases are made on competitive terms and in accordance with the parameters defined by the Steering Committee. All purchases are subject to the following steps and checks:

(a) Market study: Analyzes the need for housing in a given region; the trend of new construction in the area; the behavior of the competition; the profile of the population; and the preferences of the target client:

(b) Location: the land selected must have a reasonable chance of obtaining basic services such as drinking water, sewage, and electricity; have the necessary construction feasibilities, permits, and licenses; and have access to basic infrastructure such as streets, public transportation, schools, workplaces, and businesses.

(c) Legal – regulatory: includes all aspects related to the security of legal title to the property for its future owners. All land must be free of legal impediments and liens. The company does not analyze land with antecedents of foreclosures or adverse possession.

(d) Preliminary technical study: includes site visit, subsoil and topographic studies, and observation of adjacent buildings and infrastructure, among other points. If prior studies are available, soil mechanics, hydrological conditions of the land, and groundwater availability are checked. SARE and its subsidiaries carefully analyze the history of all recycled land they may acquire to verify that it is free of pollution, hazards, sanitary land fills or preexisting problems of any other kind.

(e) Price and other terms of the purchase: the Group negotiates and defines purchase parameters: price, term, payment plan, release conditions, zoning, and documentation.

(f) Financial evaluation: a preliminary plan is drawn up to determine the economic and financial viability of each Real Estate Development. Also the housing prototype to be used and a mortgage financing scheme suitable for the target client are defined.

i.2) Development of the master plan:

The master plan contains strategies, elements and programs that indicate how each Real Estate Development is to be built and marketed. Among other points, it includes the number and distribution of units in accordance with the permitted density; prototypes to be built in accordance with type of demand; planning of sales; construction times and budgets; and the mortgage financing plan to be used. It also includes financial projections to evaluate the project's profitability and cash flow needs.

Technical aspects include definitive soil mechanics and hydrology studies; hydraulic and sanitary engineering; structural calculations; and detailed architectural plans: *sembrado*, subdivision, plan views, reliefs, and façades.

i.3) Design:

The experience accumulated over the years help the Group achieve richness and versatility in the area of housing design. The Group designs prototypes for the lower-income, middle-income, and residential segments using sophisticated computer systems. Occasionally, the Group subcontracts reputable external architects familiar with the customs, lifestyles, and idiosyncrasies of Mexico's different regions. This variety in its designs gives the Group an innovative image in the market and brings its products closer to each region's particular preferences.

For each Real Estate Development, SARE and its Subsidiaries design the *sembrado de vivienda*, the urban layout, and the arrangement of public areas; classify blocks and lots; create urban landscaping and the project's individual ambience; define the layout of interior spaces; and prepare plan views, relief views, and façades.

For the lower-income segment, they take great care to optimize interior spaces. Designs for single family lower-income units contemplate the possibility of future enlargement with relative ease and low cost, in accordance with families' needs and resources, without disrupting the architectural harmony of the Real Estate Development. In recent years, the designs developed by SARE and its Subsidiaries have shown a strong trend toward standardization of prototypes for single family lower-income housing to expedite the use of industrial construction processes. In areas with high population density, the Company and its Subsidiaries design apartment buildings.

For the middle-income and residential segment, the Group has the flexibility to design housing ranging from single dwellings to residential complexes and large scale Real Estate Developments with one or more apartment buildings. The Group has a catalog of outstanding architects whom they subcontract by project. SARE's middle-income and residential housing stands out for its modern and elegant style. The Company contracts reputable architects' firms to maintain its leading edge in interior design, decoration, and landscaping. Their finishes include fine woodwork; floors surfaced with high quality carpeting, wood, stone, and marble; fully equipped kitchens and bathrooms; dressing rooms; independent service areas; and green spaces. Their interior layouts seek to optimize livable spaces, favor family interaction, and respect the surroundings.

i.4) Obtention of licenses and permits:

The Group has ample experience and expertise in matters related to federal, state, and municipal regulations and standards governing urban land development and housing construction. Formalities include applying for and obtaining the corresponding documents and official notices.

i.5) Negotiating mortgage commitments:

The reserve of mortgage commitments is defined as the number of housing units for which the Company has received confirmation of availability of mortgage financing for potential buyers from a Housing Fund or financial intermediary. Such financing can then be drawn upon when the Subsidiary in question has identified eligible housing buyers.

The reserve of mortgage commitments helps continuity in production and is an essential requisite to contract new bridge credit lines. Commercial Banks and SOFOLES extend credit lines based on the Subsidiary's solvency, the project's viability, and the certainty of mortgage financing for potential buyers.

The reserve of mortgage commitments grows each time a letter of confirmation is received from a mortgage provider, and is reduced as the Subsidiary records income equivalent to the price of a single unit, in accordance with its sales reporting policies.

i.6) Construction:

Usually, urbanization and construction work starts after the necessary licenses and permits have been obtained and confirmation has been received of the reserve of mortgage commitments for the units in question. In addition, final budgets must be approved.

Construction processes are designed to guarantee the production of quality housing within budgeted costs and times. To achieve this objective, new construction processes have been developed for the lower-income segment applying an industrial production concept. These processes require less labor, reduce scrap, and allow mass production of standardized prototypes in four-unit modules. At present, SARE is capable of completing a dwelling in a period of 12 to 16 weeks.

Greater standardization of processes and a faster rate of production make it possible to schedule delivery times more accurately and adapt the rate of production in accordance with the performance of sales, thereby minimizing investments in finished housing inventories and lowering total work in progress inventory levels.

Housing is built using steel molds set up by cranes specially designed for the purpose. Also, aluminum molds are used, which can be installed manually and are more resistant to rust. The Group is moving toward the use of aluminum molds, which are lighter in weight and do not require specialized cranes. The molds are filled with premixed concrete to form walls. Then floor, ceiling, and roof slabs are poured using metal forms. On most of their projects, the Company and its Subsidiaries manufacture their own block and girders *in situ* in accordance with specific project needs.

An executive budget is prepared for each project that is used to control work costs. The budget includes specific controls for consumables, materials requisitions, and subcontracting applications. Work progress is verified weekly and checked against the project budget in order to opportunely detect any deviation from schedule. Also, the Group has manuals of procedures for managing warehouses, work estimates, and payroll lists.

i.7) Materials inventories:

Materials inventories are managed in accordance with project scheduling. The main consumables are: premixed concrete, cement, steel, stone aggregates, polystyrene, bathroom furniture, surfacings, doors, aluminum, glass, and miscellaneous materials for electrical, plumbing, and sanitary installations. All these materials are widely available and are supplied in all cities where the Group operates. In some Real Estate Developments, SARE and its Subsidiaries manufacture their own block and girders.

The process of acquiring consumables is based on the project budget, which specifies the description, unit, volume, and price of each of its different items. Consumables are ordered in accordance with the rate of work progress

The means of acquisition vary depending on the volumes to be contracted for. In any event, at least three estimates are requested before selecting a supplier. Larger volume purchases are negotiated directly with manufacturers or awarded to the highest bidder.

i.8) Marketing and Sales:

The level of training and specialization of the Group's sales force constitutes one of its main competitive advantages. The commercial area's philosophy seeks to maintain leadership in the market by offering customers an integral service that puts a premium on excellence. Sellers serve as real estate consultants, helping customers choose the dwelling and financing plan best suited to their needs.

The Group defines its marketing and sales strategies based on its knowledge of market information. The market studies area reports information on the likings and preferences of potential buyers, the areas where they prefer to live, features desired in dwellings, and payment capacity by socioeconomic level. Also, market studies provide information on available housing in the area and include definitions of the target segment, layout and finishes, floor space, price, financing scheme, and absorption.

For each Real Estate Development a market strategy is defined that includes the following steps: definition of the typical buyer's profile; detailed evaluation of the new Real Estate Development to propose adaptations, as deemed appropriate, to better satisfy the target market; training for the sales force relating to the features of the Real Estate Development and the profile of the target buyer; definition of sale prices, payment plans, and financing packages; studies of the competition; definition of competitive advantages; and formulation of the sales plan.

With the aid of specialized advertising agencies, a media strategy to attract target buyers and generate traffic of eligible prospects is designed. The formulation of such campaigns covers the following aspects: creation of the advertising concept; name of the Real Estate Development, motto, image and decoration; design of advertising pieces; media analysis based on buyer profile;

planning and implementation of the advertising campaign; and measurement and analysis of its results.

For each Real Estate Development a sales office is designed and set up, which is staffed by appropriately trained and uniformed sellers, who work seven days a week from 10:00 a.m. to 6:00 p.m. SARE's head office provides additional support for potential buyers, offering them personal and telephone service through specialized consultants. The head office also has databases that enable it to contact potential buyers and channel them to the different Real Estate Developments.

The Group manages more than 25 Real Estate Developments that operate simultaneously and serves all segments of the market. This diversification facilitates crossed sales and boosts levels of referred buyers. The Company estimates that 30% of its sales come from these sources of prospects at no additional cost. They have also formed alliances with the main real estate referral services, associations, and brokers for the purpose of attracting prospects. The Company and its Subsidiaries use new Internet technologies to promote their products and Real Estate Developments nationwide.

SARE's reputation in the market enables them to offer marketing services to other housing promoters, provided they are granted exclusive promotion rights. In such cases, SARE's average fee is equal to 4% of the sale price.

i.9) Individualization:

Promotion based on the concept of integral advice for customers guarantees successful sales and satisfied customers. All buyers receive personalized treatment that allows them to enjoy the process of buying their new homes.

SARE evaluates and pre-rates potential buyers through the national credit bureau or the point systems established by the main Housing Funds. Once approved, clients sign a purchase and sale promise agreement which defines the terms and conditions of their housing purchase. Simultaneously, SARE starts to compile each buyer's credit file in accordance with the requisites established by the corresponding Housing Funds or credit institutions.

The Group supports its customers by processing their individual mortgages with the corresponding Housing Fund or credit institution. Then, the Group coordinates the execution of the public bill of sale with the buyer, a notary public, and the institution granting the mortgage.

SARE uses one of the most advanced computer programs in the real estate market, designed to maintain effective control over its commercial operations, including reservations, contracts, files, mortgage authorizations, notarial proceedings, documentation, and delivery of housing.

SARE's systems generate the following reports: operations reserved, contracted, and documented; individual buyer account statements; summarized account statements by Real Estate Development; collections; performing portfolio; delinquent portfolio; advertising expenses, by item and totalized; and marketing report.

i.10) After-Market Service:

After-market service certifies the quality and functionality of dwellings before delivery to the customer. Also, it participates in the delivery process and provides advice regarding proper home use and maintenance.

The after-market service department advises new homeowners in collective organization, forming residents' committees, and maintaining common areas. Also, it proposes rules for proper management of housing developments.

After-market service issues reports that provide the Group with feedback regarding customer satisfaction levels which is used to improve service. In accordance with Mexican laws, buyers are granted a one year guarantee against concealed flaws or construction defects. The Company keeps the number of claims received from customers down by applying effective supervision and quality control on all its projects.

ii) Distribution Channels:

In addition to serving the Mexico City Metropolitan Area, the nation's largest housing market, SARE has established a presence in the State of Mexico, Puebla, Quintana Roo, and Hidalgo. In 2002, they started operations in the states of Michoacan and Jalisco. In general terms, these states are characterized by their population dynamic and economic capacity. Estimates indicate that the 7 federative entities where SARE operates concentrate 48% of Mexico's GDP and 42% of its total population. This profile facilitates housing promotion for the lower-income, middle-income, and residential segments. The following map shows the Group's present and projected regional presence for the period 2002 – 2003:


Presencia regional
Crecimiento estimado 2003

Regional presence
Projected growth 2003

iii) Patents, licenses, trademarks, and other contracts:

SARE and its Subsidiaries have registered the trademarks SARE, SARE Holding, SARE Bienes Raíces, SARE Comercial, SareVIS, T.I. Diseño y Construcción de Interiores, Construcciones AURUM, and Galaxia, and the SARE logo, among others, with the SECOFI's Mexican Industrial Property Institute. Also, SARE registers the brand names and logos of some of its Real Estate Developments.

iv) Principal Customers:

Customers are all persons with the necessary profile to buy lower-income, middle-income or residential housing, either by means of payment in cash or with financing provided by one of the Housing Funds. Consequently, the Group has no principal customers, because its homes are offered to the general public, and purchased individually.

SARE's customers acquire their homes using mortgages. Buyers in the lower-income segment use mortgages from the main Housing Funds: INFONAVIT, Sociedad Hipotecaria Federal, and FOVISSSTE. Buyers in the middle-income and residential segments preferably use mortgages financed by Commercial Banks or SOFOLES.

v) Applicable Laws and tax regime:

SARE's operation is subject to federal, state, and municipal regulations. In general, SARE's operations are subject to: (i) the General Law on Human Settlements, which governs urban development, planning, and zoning and delegates to the state governments responsibility for promulgating urban development laws in their spheres of competence; (ii) the Housing Act, which regulates coordination between the states and municipalities, on the one hand, and the private sector, on the other, to operate the nation's housing system with the aim of establishing and regulating lower-income housing; (iii) the Building codes of the Federal District and the different states, which govern housing construction, including the corresponding permits and licenses; (iv) state or municipal urban development plans that determine local zoning and land use needs; and (v) the INFONAVIT Act, which requires that financing for construction be granted only to constructors registered with the INFONAVIT that participate in a public bidding process.

During the development of all housing projects, the Company's legal department handles procedures with various public agencies to assure compliance with applicable legal ordinances, thereby avoiding the imposition of fines and penalties that could disrupt the proper course of the Company's operations.

The Company and most of its Subsidiaries are all business corporations incorporated under Mexican laws, and as such are obligated to pay all applicable federal and local taxes, in accordance with the various applicable tax laws, such as Income Tax [Spanish acronym ISR], Asset Tax [Spanish acronym IMPAC], Value-Added Tax [Spanish acronym IVA], and Payroll Tax [Spanish acronym ISPT], among others. The Company and its Subsidiaries receive no subsidy or special tax exemption. The Company and its Subsidiaries are current in performance of their tax obligations. The Company [and its Subsidiaries] have operated under the tax consolidation system since fiscal 1999 and are obliged to be audited for tax purposes.

In accordance with Article 9, items I and II, of the Value-Added Tax Act, housing sales are exempt from this tax, and therefore the Value-Added Tax Act paid by SARE on acquisitions of goods and services is not creditable and is considered part of its costs or expenses, as appropriate.

vi) Human Resources:

SARE maintains a total staff of approximately 450 full-time employees and a variable number of temporary construction workers, which fluctuates between 5,000 and 6,000. Throughout its history, the Group's relations with its personnel have been cordial, and without conflicts to lament. The average seniority is approximately 16 years for management personnel and 5 years for the rest of the Company's staff.

The Company considers that its executive and management team has outstanding quality and ample experience. The personnel department organizes ongoing training and development programs to enhance the value of the Company's human capital.

Pay scales are designed to stimulate productivity and efficiency. Labor obligations for seniority bonuses have been objectively quantified by actuarial methods. The Company considers that its model reasonably reflects its position in relation to this labor obligation.

To date, SARE maintains cordial relations with its union, to which it punctually pays the corresponding semiannual dues. Neither the Company nor its Subsidiaries have been party to or at any time been involved in any kind of labor dispute requiring settlement.

vii) Environmental Performance:

The operations of SARE and its Subsidiaries are subject to both the General Law on Environmental Balance and Environmental Protection and its regulations and the National Waters Act and its regulations, in relation to matters under federal jurisdiction, including the environmental impact of new human settlements, protection of endangered species, hazardous waste, atmospheric emissions, soil contamination, and water supplied from national resources such as rivers, lakes, and bodies of ground water, among others. The application of environmental laws is the responsibility of the Ministry of Environment and Natural Resources through its regulatory arm, the National Ecology Institute; its governing body, the Federal Environmental Protection Agency; and the National Water Commission. State and municipal environmental laws regulate local matters such as discharges into state or municipal sewer systems.

In particular, the environmental impact of housing complexes must be approved by the federal environmental authorities for developers to obtain the necessary local zoning, land use, and construction permits. Violations of environmental laws and local laws are subject to different penalties which, depending on the severity of the infraction, may consist of (i) fines; (ii) administrative arrest; (iii) total or partial, temporary or definitive closure of the polluting activity; (iv) confiscation of the devices, specimens, products or derivates that cause or result from the violation; y (v) suspension or cancellation of concessions, licenses, permits or authorizations. Infractions may also be prosecuted under criminal laws and subject to heavy fines and prison sentences.

viii) Market Information:

viii.1) Antecedents:

The housing industry is considered one of the most dynamic sectors of Mexico's economy. The perspective for the housing industry in the years ahead is favorable, due to a combination of the following positive factors:

(a) A significant cumulative housing shortage, estimated at 5 million units to date, and which continues to grow at an estimated rate of 400,000 units per annum.

(b) A demographic profile and income distribution propitious for sustained growth in demand in the years ahead.

(c) Low elasticity of demand for housing in relation to GDP growth, as its growth depends fundamentally on the availability of mortgage financing.

(d) Low sensitivity to changes in interest rates, especially in the less affluent segments that have subsidized mortgages.

(e) The main Housing Funds have their own funding and capital. Their budgets are independent from the Federation.

(f) These funds have been making far reaching reforms since 2000, in an effort to make themselves more competitive.

(g) The significant drop in interest rates in recent years favors growth in the middle-income and residential housing segments.

(h) The restructuring of Commercial Banks and the participation of foreign financial institutions have led to the design of new financing schemes focused mainly on the middle-income and residential housing markets.

(i) The backlog in middle-income housing production accumulated over the last 7 years as a result of the collapse of Mexico's Commercial Banks in the wake of the 1995 financial crisis.

Housing is an essential product and constitutes many families' main asset. It is a source of employment and social progress. Its growth creates ample economic opportunities and demand for goods and services for other industrial sectors. The Federal Government considers housing a strategic sector for Mexico's progress.

viii.2) Mexico's Demographic Profile:

Mexico is a nation of young people. Half the population are under 22. In the next 20 years, Mexico will require sustained growth in available housing to keep pace with the formation of new families, which grow at an estimated rate of 700,000 new homes per annum. The peak population growth years in Mexico were recorded in the nineteen seventies and the nineteen

eighties. Today this generation is beginning to demand housing, and will account for rising demand in the years ahead:



Mexico: new inhabitants on average by year
# of inhabitants
310,000
600,000
875,000
1,325,000
1,862,000
1,720,000
1,575,000
1930-1940 1940-1950 1950-1960 1960-1970 1970-1980 1980-1990 1990-2000
Decade

Source: GEA: Analytic summary of the housing sector

Potential homeowners usually are between the ages of 25 and 50. At these ages, people tend to be more productive and are usually forming families. This age group has been growing by the year. It is estimated that by 2010 the population between the ages of 25 and 50 will represent slightly more than 40% of the population and will exceed 45 million individuals:



Population age 25-50 (1970 - 2010)
Population (,000)
11,937
17,786
22,842
28,045
31,662
42,027
45,480
1970 1980 1990 1995 2000 2005 2010
Year

Source: Softec: National Housing Panorama 2002

Changes in the population's lifestyle affect the characteristics of housing. The following factors are expected to define growth in the industry: larger numbers of women entering the job market; higher levels of urbanization and education in the population; a preponderance of services in economic activity; smaller families; increased life expectancy in the population; and a proliferation of new types of family groups. These factors will cause greater demand for housing by generation, as shown in the following forecast:


Population (millions)
Population and Housing Trends (2000 - 2030)
# of homes (millions)
50
40
30
20
180
160
140
120
100
80
60
40
20
0
97
103
113
119
125
130
135
22
24
26
28
31
33
35
2000
2005
2010
2015
2020
2025
2030
Year
# of homes
population

Source: Consultores Internacionales, S.C.: Positioning for the housing industry 2001 – 2030

Buying a home is usually a family's most important acquisition. The home is synonymous with family inheritance, social interaction, and harmonious development for children and adolescents. Several studies show that families with their own homes are more productive and tend to be more socially stable.

viii.3) Income Distribution:

Mexico's income distribution determines the type of demand for housing. Various statistical studies have found that families acquire or build homes equal in value to 2 to 3 times their average annual income. The nation's income distribution is heavily weighted toward lower-income levels.


Income Distribution (minimum [monthly] salaries)
Percentage
8%
12%
30%
32%
12%
5%
No income
Less than 1
1 to 2
2 to 5
More than 5
Not specified
Income

Source: INEGI

The market segment with income between 4 and 10 minimum salaries concentrates the greatest demand for housing due to the combination of its relative weight in relation to the total population and its payment capacity. The following table shows the size of this segment of the population, which has grown at a compound rate of 5.4% per annum:


Number of families with incomes between 4 and 10 minumum salaries
# of families
5,141,024
5,488,464
5,791,673
6,514,651
7,855,385
1992
1994
1996
1998
2000
Year

Source: INEGI

viii.4) Housing Market Segmentation:

- *Lower-Income Housing:* This segment is financed largely through Housing Funds which offer preferential terms: INFONAVIT, SHF, and FOVISSSTE. The typical buyer is a first time homeowner. SARE markets housing for this segment in the 180 to 450 thousand peso price range.

- *Middle-Income Housing:* these units are usually financed by Commercial Banks and SOFOLES at market conditions. The typical buyer stops renting housing or decides to move into a larger home or a home with better conditions. SARE offers housing for this segment in the 450 thousand to 1.5 million peso price range.

- *Residential Housing:* Residential housing is financed by Commercial Banks or paid for in full or in part with the buyer's own resources. Residential housing is located mainly in the country's major cities or world-class tourist destinations. SARE offers housing for this segment at prices above 1.5 million pesos.

viii.5) Federal Government Housing Program (2001 – 2006):

The federal government under President Fox has set itself the goal of building 750,000 new homes a year through the end of his term of office. To achieve this goal, the industry will have to grow at an average annual rate of more than 15% for the next 5 years.

ix) Corporate Structure:

The corporate structure of SARE Holding, S.A. de C.V., is shown below, including its percentile share in its Subsidiaries and a general description of its main activities:

SARE and Subsidiaries	% Share	Description
SARE Holding, S.A. de C.V.	Holding Company	Founded in 1997, its main activity, in addition to its share in the capital stock of its Subsidiaries, is promoting housing for the lower-income, middle-income, and residential segments and provision of real estate services in general.
SARE VIS, S.A. de C.V.	100%	Founded in 1997 its main activity, in addition to its share in the capital stock of its Subsidiaries, is promoting lower-income housing.
Inmobiliaria Yavenka, S.A. de C.V.	100%	Founded in 1985, its main activity is promoting lower-income housing.
FISARE, S.A. de C.V.	100%	Founded in 1992, its main activity is promoting lower-income, middle-income, and residential housing.
Edificadora Galaxia, S.A. de C.V.	100%	Founded in 1997, its main activity is construction, supervision, and marketing of Real Estate Developments for lower-income housing.
Inmobiliaria Estoril, S.A. de C.V.	100%	Founded in 1991, its main activity is promoting lower-income housing.
Real Estate Developments Coapa, S.A. de C.V.	100%	Founded in 1990, its main activity is promoting middle-income and residential housing.
Inmobiliaria Pedregal de San Francisco, S.A. de C.V.	74.86%	Founded in 1990, its main activity is promoting middle-income and residential housing.
SARE Agente de Seguros, S.A. de C.V.	51%	Founded in 1994, its main activity is grouping together various agents dedicated to provision of insurance and bonding services.
SARE Avalúos, S.A de C.V.	16.33%	Founded in 1996, its main activity is conducting real estate appraisals.
SARE Bienes Raíces, S.A. de C.V.	100%	Founded in 1991, its main activity marketing middle-income and residential housing.
Corporativo Inmobiliario de Servicios, S.A. de C.V.	99%	Founded in 1998, its main activity is providing general administrative services for corporate offices.
Grupo SARE, S.A. de C.V.	100%	Founded in 1979, its main activity is promoting lower-income, middle-income, and residential housing, and subletting commercial locale in the Mexico City Subway System (*Metro*).
SARE Dimex, S.A. de C.V.	60%	Founded in 1999, its main activity is promoting lower-income housing.

Desarrolladora Inmobiliaria de Cancún, S.A. de C.V.	100%	Founded in 2000, its main activity is promoting lower-income housing.
G. S. Comercial, S. de R. L.	66.66%	Founded in 1998, its main activity is marketing offices and commercial space.
Construcciones Aurum, S.A. de C.V.	100%	Founded in 1994, its main activity is construction and supervision of Real Estate Developments for middle-income and residential housing.
TI Diseño y Construcción de Interiores, S.A. de C.V.	100%	Founded in 1993, its main activity is providing interior design, refurbishment, decoration, and construction services.
VIVO SARE, S.A. de C.V.	100%	Founded in 2001, its main activity is promoting Real Estate Developments for lower-income housing.

SARE's organizational structure is designed in accordance with processes related to promotion and development of housing for the lower-income, middle-income, and residential segments. These processes can be grouped in four main categories: development, construction, marketing, and operation. The Company operates through four specialized Vice Presidents coordinated by the President and CEO:


Board of Director
President and CEO
V.P. for Development
V.P. for Construction
V.P. for Marketing
V.P. for Operations

V.P.: Vice President

There is a Steering Committee, which meets regularly, made up by the President and CEO, the four Vice Presidents, and other directors. The Steering Committee defines the annual business plan and general operating strategies; defines regional growth strategies; establishes parameters of expected profitability and cash flow generation by project; oversees compliance with construction and sales schedules in accordance with annual planning; decides on investment and financing plans; evaluates the Company's financial performance; establishes parameters and conditions for acquiring new land reserves; and reports its results to the Board of Directors.

The main responsibilities of each of the Vice Presidents are described below:

ix.1) Development:

Interprets market studies; locates, negotiates, evaluates, and acquires new land reserves; coordinates all processes related to the implementation of new projects; defines the mortgage product and scheme best suited to the target market; designs housing *sembrado* and prototypes; prepares studies of financial viability; coordinates the necessary formalities and proceedings to renew the reserve of mortgage commitments with the Housing Funds; obtains permits and feasibilities required by the municipal, state, and federal authorities. Once a project has begun, the V.P. for Development acts general project coordinator, verifying that performance of sales, construction, and management comply with the planned times, quality, costs, and yields.

ix.2) Construction:

Carries out work of urbanization, infrastructure, and construction of Real Estate Developments for housing; investigates and develops new construction systems and materials; plans, develops, urbanizes, and builds real estate projects in accordance with programmed parameters for quality, cost, and time; administers progress in the work in accordance with the project budget and performance of sales; formulates policies and strategies for procurement of materials; and regulates and supervises the hiring of laborers.

ix.3) Marketing:

Designs and implements marketing strategies for each region and project in progress; formulates the annual marketing plan; defines sales programs and policies for payment of commissions; recruits and trains sales forces and specializes them by market segment; advises customers regarding the best financing plan available; prepares payment plans for presale of homes; supports customers in processing their mortgages; and conducts the necessary procedures to complete documentation and delivery of homes. Also, the V.P. for Marketing is responsible for after-market service that guarantees delivery of homes in time and quality; provides information on levels of customer satisfaction; and compiles references for future sales.

ix.4) Operations:

Recruits and trains personnel; defines salary and benefits policies; designs and implements the organizational structure; formulates medium- and long-term financial planning; prepares the annual budget and business plan; defines financing strategies for acquisition of new land reserves and capital goods; negotiates and oversees the contracting of lines of financing; operates and oversees proper application of financial resources; prepares and supervises the financial statements; coordinates tax accounting and external audits; handles internal audits of the entire operation; manages the systems platform; provides legal aid and advice; and provides general administrative services.

ix.5) Regional Organization:

SARE and its Subsidiaries operate their regional markets through a modular and flexible organizational structure made up of Strategic Business Units or SBUs. In each region, SARE sets

up an SBU that is decentralized in its operation and allow sit to make direct contact with the local market. The organizational model for an SBU is headed by a Regional Director to whom the marketing, construction, and management areas report. The Regional Director is responsible for the continuity and observance of annual plans defined by the head office. The structure follows a matrical model in which each office coordinates its efforts with the area with the same specialization at the head office.


Regional Director
SBU
Construction
Manager
Sales Manager
Administrative
Manager

SARE applies a flexible operating scheme in regional markets, preferably forming partnerships by project with local constructors, landowners or housing promoters. Thus, the Company gains access to its network of contacts and forms alliances with persons and institutions with influence in the regional market.

x) Description of main assets:

The Company's total assets amounted to MX$1.597 billion at the end of 2002. The main asset accounts are accounts receivable portfolio, land inventories, and work in progress inventories.

As of the end of 2002 the client portfolio amounts to MX$517 million, or 32% of the Company's total assets, and represents a volume equivalent to 2,107 units. On the same date the Company's total inventories totaled MX$722 million, equivalent to 45% of its total assets.

SARE's inventories are in turn subdivided into land valued at MX$562 million and work in progress valued at MX$160 million. The land bank represents a reserve equivalent to 17,296 lots, of which 16,016 correspond to the lower-income housing segment and the 1,280 are for middle-income and residential housing.

xi) Judicial, Administrative or Arbitration Proceedings:

The Company and its Subsidiaries face certain legal proceedings, not described in this document, which are inherent to the normal course of their respective businesses. The Company's management does not anticipate that obligations related to such proceedings will have an adverse impact on its financial position or operating results.

3) FINANCIAL INFORMATION:

SARE Holding, S.A. de C.V. Comparative cumulative full-year results for 2002 and 2001. The figures contained in this report are expressed in thousands of constant pesos as of December 31, 2002.

a) Financial Information Selected:

The following is a summary of SARE Holding's annual income statement fiscal 2002 and 2001:

SARE HOLDING, S.A. DE C.V.
CUMULATIVE INCOME STATEMENT
Constant pesos as of December 31, 2002

Description		Real Dec-31-02	%		Real Dec-31-01	%	Var. %
Total sales	$	1,819,584	100.0%	$	1,050,263	100.0%	73%
Cost of sales	$	1,318,886	72.5%	$	785,241	74.8%	68%
Gross profit	$	500,698	27.5%	$	265,022	25.2%	89%
Operating expenses	$	236,944	13.0%	$	189,241	18.0%	25%
Operating profit	$	263,754	14.5%	$	75,781	7.2%	248%
Integral cost of financing	$	26,169	1.4%	$	27,393	2.6%	-4%
Profit before taxes	$	237,585	13.1%	$	48,388	4.6%	391%
Taxes and provisions	$	96,620	5.3%	-$	1,596	-0.2%	-
Net profit	$	140,965	7.7%	$	49,984	4.8%	182%

The following is a summary of SARE Holding's comparative balance sheets as of December 31, 2002 and 2001:

SARE HOLDING, S.A. DE C.V.
BALANCE SHEET
Constant pesos as of December 31, 2002

Description		Real Dec-31-02	%		Real Dec-31-01	%	Var. %
Cash flow	$	120,874	8%	$	64,353	6%	88%
Clients	$	568,270	36%	$	274,884	25%	107%
Inventories	$	722,778	45%	$	646,123	58%	12%
Others	$	117,683	7%	$	75,139	7%	57%
Current Assets	**$**	**1,529,605**	**96%**	**$**	**1,060,499**	**95%**	**44%**
Fixed Assets	$	67,591	4%	$	56,824	5%	19%
Total Assets	**$**	**1,597,196**	100%	**$**	**1,117,323**	100%	43%
Short-term loans	$	167,805	11%	$	198,215	18%	-15%
Cost-free liabilities	$	422,607	26%	$	239,786	21%	76%
Current liabilities	**$**	**590,412**	**37%**	**$**	**438,001**	**39%**	**35%**
Long-term loans	$	163,721	10%	$	50,601	5%	224%
Deferred taxes	$	92,993	6%	$	37,373	3%	149%
Total liabilities	**$**	**847,126**	**53%**	**$**	**525,975**	**47%**	**61%**
Stockholders' Equity	**$**	**750,070**	**47%**	**$**	**591,348**	**53%**	**27%**
Total liabilities and capital	**$**	**1,597,196**	100%	**$**	**1,117,323**	100%	43%

Main comparative indicators for fiscal 2002 compared with fiscal 2001:

- 73% growth in total sales.
- 89% increase in gross profit.


SARE HOLDING: Total sales and gross profit
Thousands of pesos ($,000)
$1,819,584
$1,050,263
$500,698
$265,022
Total sales
Gross profit
Jan- Dec 2001
Jan- Dec 2002

- 224% increase in EBITDA (Earnings Before Interst, Taxes, Depreciation and Amortization).
- 182% increase in net profit.


SARE HOLDING: UAFIDA and net profit
$273,678
Thousands of pesos ($,000)
$140,965
$84,357
$49,984
UAFIDA
Net profit
Jan- Dec 2001
Jan- Dec 2002

b) Financial information by business line and geographic zone:

SARE's sales are subdivided into four main categories:

- Lower-income housing (LIH);
- Middle-income and residential housing (MRH);
- Land
- Real estate services (RS).

Based on the company's own internal classification, the lower-income segment corresponds to housing priced no higher than MX$450 thousand, middle-income housing is priced between MX$450 thousand and MX$1.5 million, and residential housing includes all units priced above MX$1.5 million. The land category consists of sporadic sales of lots depending on market conditions. Real estate services include, among others, real estate brokerage operations, commissions on sales of insurance and bonds, fees for appraisals, construction work for third parties, adaptation and renovation of offices, and real estate consultancy.

A breakdown of SARE's total sales in these four main categories is shown in the following table:

Category	Year 2002	Year 2001	Variation
Lower-income housing	$1'101,842	$534,827	106%
Middle-income and residential housing	$431,539	$222,762	94%
Land sales	$76,657	-	abs
Real estate services	$209,546	$292,674	(28%)
Total sales	$1'819,584	$1'050,263	73%

b.1) Lower-income housing (LIH)

The regional distribution of lower-income housing sales volumes for fiscal 2002 and 2001 is shown in the following table:

State	2002	% Share	2001	% Share
Federal District	315	6%	796	42%
State of Mexico	1,881	37%	548	29%
Puebla	2,112	41%	344	18%
Quintana Roo	791	15%	201	11%
Hidalgo	36	1%	-	-
Total volume	5,135	100%	1,889	100%

The distribution of sales volumes in the lower-income segment and classified by source of mortgage financing used is shown in the following table.

Mortgage Fund	2002	% Part.	2001	% Part.
INFONAVIT	4,412	86%	1,243	66%
Sociedad Hipotecaria Federal	124	2%	436	23%
FOVISSSTE	510	10%	45	2%
Others	89	2%	165	9%
Total	5,135	100%	1,889	100%

b.2) Middle-income and residential housing (MRH)

The regional distribution of SARE's Middle-income and residential housing sales volumes in 2002 and 2001 is shown in the following table:

State	2002	% Share	2001	% Share
Federal District	324	80%	114	74%
State of Mexico	81	20%	41	26%
Total volume	405	100%	155	100%

SARE's Middle-income and residential housing buyers financed their housing purchases with mortgages granted by commercial banks and SOFOLES mainly.

b.3) Land and real estate services:

Sales of land and real estate services represent additional and variable sources of revenues that generate additional profits for SARE, usually with low investment levels.

b.4) Total volumes:

The following table shows a breakdown of the company's total volumes in the categories of lower-income housing (LIH) and Middle-income and residential housing (MRH).

Segment	Year 2002	Year 2001	Variation
Lower-income housing (LIH)	5,135	1,889	172%
Middle-income and residential (MRH)	405	155	161%
Total volume	5,540	2,044	171%

The increase in sales observed between 2001 and 2002 is explained by the company's strategy of diversifying its regional presence outside the Mexico City metropolitan area. In 2001 the Company consolidated operations in the State of México and Quintana Roo and started operations in Puebla and Hidalgo. Later, in 2002, it started operations in Jalisco and Michoacán. The greater regional diversification achieved by the Company allowed it to substantially increase its production volumes, especially in the lower-income segment.

b.5) Sale prices:

A breakdown of average sale prices by market segment is shown below:

AVERAGE SALE PRICES

Segment	2001	2002	Variation
Lower-income	$283	$215	(24%)
Middle-income and residential	$1'437	$1'065	(26%)
Total mix	$371	$277	(25%)

The lower average price for the sales mix achieved in 2002 obeys a combination of larger production volumes in lower-income housing, at lower prices; and higher demand for middle-income housing, especially residential housing, observed in the Mexico City metropolitan area.

In the case of lower-income housing, the average sale price offered in Mexico City is higher than in the rest of the country, due to the higher cost of land and the higher average income level of the population. In 2002 SARE increased its production of lower-income housing outside the Mexico City Area. This strategy resulted in a substantial increase in sales volumes and a drop in

the average price for the sales mix, because prices were adjusted to suit the conditions of each city.

As regards the middle-income and residential segment, in 2002 middle-income housing reported a larger share and growth than residential housing in the sales mix. The higher demand for middle-income housing is explained by the drop in interest rates and greater diversity and availability of mortgage financing.

c) Report on relevant credit lines:

The amounts of the main loans contracted by the Company as of December 31, 2002, are summarized below. As of said date, the Company is current in payment of principal and interest on the following credit lines:

Institution	Amount	Rate	Type of credit
BBVA Bancomer	$147,600	TIIE plus 2 and 4 points	Simple with mortgage guarantee
BBVA Bancomer	$12,451	TIIE plus 2 and 4 points	Financial lease
Hipotecaria Su Casita	$57,894	TIIE plus 3.75 points	Simple with mortgage guarantee
Banco Santander Mexicano	$15,788	TIIE plus 2.25 points	Simple with mortgage guarantee
General Hipotecaria	$17,595	TIIE plus 4 points	Simple with mortgage guarantee
GMAC Hipotecaria	$85,012	TIIE plus 3.5 points	Simple with mortgage guarantee
Total	$336,340		

d) Management's comments on and analysis of the Issuer's operating results and financial position

Recognition of revenues:

The following comments should be read together with the Financial Statements and the notes on them contained later in this Annual Report. The Financial Statements were prepared in accordance with MGAAP. The information contained in this section is expressed in constant pesos for value date December 31, 2002.

Revenues from housing sales are recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including expenses for each project, is recognized in proportion to such revenues based on the budgeted income statement defined for each development, which is adjusted to reflect increases in real versus estimated costs, as a result of which each year's profit is affected when the company knows and compares the real cost of the units sold with that applied on the basis of estimates.

The company applies the percentile work progress method for costs incurred and revenues, when the following conditions have been met: (i) the client has signed the corresponding purchase-sale

agreement when required; (ii) the client has delivered the down payment, if required; and (iii) the client has submitted the documentation requested by the housing fund or financial institution granting the individual mortgage.

The down payment mentioned in point (ii) above may be paid in installments, by agreement between the company and the client in the purchase-sale agreement, and if the buyer complies with the payment schedule the company recognizes the revenue in the manner indicated above. If the buyer defaults, recognition of revenues imputable to the unit is suspended until the default is regularized or a new buyer is identified for the unit. The deed of sale and disbursement of mortgage financing will not proceed unless the buyer has paid the full amount of the down payment.

Project costs include the base cost of the land where it is built, costs incurred for licenses and permits related to the project, direct materials, labor, and all related indirect expenses, such as indirect labor, purchasing, equipment repairs, and depreciation. General and administrative expenses are charged to results when incurred. Provisions for estimated losses are recognized in the year when they are resolved. Financial costs are reported in full in the integral cost of financing. The company does not capitalize any financial costs.

i) Operating Results:

The following graph compares the margins from the income statement for fiscal 2001 and 2002:


Margins from the income statement
Percentage
25.2%
27.5%
8.0%
15.0%
7.2%
14.5%
2.6%
1.4%
4.8%
7.8%
Gross
UAFIDA
Operating
CIF
Net
Margin
2001
2002

The gross margin went from 25.2% in 2001 to 27.5% in 2002, which represents an increase of 230 base points. In 2002, the company achieved important efficiencies in housing production, and managed to increase its gross margin despite the drop observed in the average price of its sales mix. This improvement in the gross margin is explained by a combination of the following favorable factors:

- An increase in total production volumes, supported by the company's greater regional diversification and helping create better economies of scale.
- A larger share in the sales mix for middle-income and residential housing, a segment that operates with wider margins

- Increased efficiency in lower-income housing construction processes, by using semi-industrial construction process that help reduce scrap and optimize use of labor:
- Additional profits obtained from land sales in Mexico City.

A breakdown of the gross margin by sales category shown in the following table:

Gross margin	2002	2001
Lower-income	25.3%	22.2%
Middle-income and residential	32.4%	31.2%
Land	28.9%	n.a.
Real estate services	28.4%	26.1%

The operating margin went from 7.2% in fiscal 2001 to 14.5% in fiscal 2002, an increase of 730 base points. This improvement in the operating margin can be explained as follows:

- Better economies of scale as a result of the higher production volumes achieved in 2002.

- Lower expenses related to the company's regional expansion, because most of the relevant expenses were paid and reported in 2001.

- Strict control over monitoring and enforcement of budgets and expense items.

The EBITDA increased 224%, going from MX$84,357 in 2001 to MX$273,678 in 2002. In percentile terms, the company's UAFIDA rose from 8.0% of sales in 2001 to 15.0% of sales in 2002, which represents an increase of 700 base points. This improvement is explained by a favorable combination of higher sales volumes associated with more efficient management of production costs and operating expenses.

The CIF went from 2.6% in 2001 to 1.4% in 2002, an improvement of 120 base points. This reduction is explained by efficient management of working capital combined with a better internal cash flow and a generalized reduction in interest rates.

The company's net profit in fiscal 2002 was MX$140,965, a 182% increase from 2001 when the company reported a net profit of MX$49,984. In percentile terms, SARE's net profit went from 4.8% in 2001 to 7.8% in 2002, an increase of 300 base points.

ii) Financial Position, liquidity, and capital resources

ii.1) Total Assets:

The Company's total assets went from $1,117,323 in 2001 to $1,597,196 in 2002, a 43% increase between the two periods. The main asset accounts are the accounts receivable portfolio, land inventories, and work in progress inventories.

ii.2) Portfolio and collections:

The following table compares SARE's portfolio and collections for fiscal 2001 and 2002:

CLIENT PORTFOLIO AND COLLECTIONS

Client Portfolio	Dec 31, 2001	Dec 31, 2002	Variation
Amount	$233,069	$517,704	122%
Equivalent units	813	2,107	159%
Collections	$961,982	$1'186,359	23%
Units collected on	2,748	4,250	55%

ii.3) Inventories:

The following table shows the performance of SARE's inventories in fiscal 2001 and 2002:

LAND AND WORK IN PROGRESS INVENTORIES

Inventory	Dec 31, 2001	Dec 31, 2002	Variation
Land	$347,313	$562,312	62%
Work in progress	$298,810	$160,466	(46%)
Total	$646,123	$722,516	12%

Growth in the land inventory obeys the Company's strategy of strengthening its regional presence and increasing production volumes for subsequent years. On the other hand, work in progress inventories show a significant reduction due to the combined effect of shorter construction times and strong client portfolio recovery in 2002.

As of December 31, 2002, SARE had a land reserve equivalent to 17,296 lots, of which 16,016 correspond to the lower-income housing segment and the remaining 1,280 to middle-income and residential housing. The distribution of SARE's land bank by means of acquisition used is shown in the following table:

DISTRIBUTION OF LAND RESERVE BY MEANS OF ACQUISITION

Means of acquisition	Number of units	% Share
Direct purchase	149	1%
Deferred payments	13,235	77%
Co-ownership	767	4%
Partnership	3,145	18%
Total	17,296	100%

The regional distribution of the land bank for the lower-income segment is shown in the following graph:


Regional distribution of the land bank (lower-income)
(December 31, 2002)
Michoacan
4%
Jalisco
3%
Federal District
12%
Hidalgo
5%
Quintana Roo
23%
State of Mexico
39%
Puebla
14%

86% of the land bank for middle-income and residential housing is concentrated in the Federal District and the rest in Quintana Roo.

ii.4) Reserve of mortgage commitments:

As of December 31, 2002 SARE had 4,757 mortgage commitments distributed as follows:

RESERVE OF MORTGAGE COMMITMENTS

Housing Fund	Number of commitments	% Share
INFONAVIT	2,831	59%
Sociedad Hipotecaria Federal	40	1%
FOVISSSTE	1,926	40%
Total	4,797	100%

Mortgage commitments consist of notifications whereby mortgage institutions confirm the availability of mortgage financing for SARE's clients, once the company has identified qualified buyers based on the credit profile established by each Housing Fund.

ii.5) Liquidity and leverage

SARE's liquidity and leverage ratios are summarized in the following table:

LIQUIDITY AND LEVERAGE

Description	Definition	Dec 31, 2001	Dec 31, 2002
Liquidity	Current assets / current liabilities	2.4	2.6
Leverage	Total liabilities / Stockholders' equity	0.89	1.1

Leverage remained relatively stable, notwithstanding the significant growth in sales reported in 2002. During the year the Company practiced prudent management of its working capital

combined with stronger internal cash flow generation. Also, contracting of long-term bank debt consolidated SARE's financial structure and improved its liquidity.

SARE reports a stable level of indebtedness when we consider the performance of its net onerous debt (liabilities with cost minus cash flow) in relation to its stockholders' equity:

NET ONEROUS DEBT STOCKHOLDERS' EQUITY

Description	Dec 31, 2001	Dec 31, 2002	Variation
Net onerous debt	$184,463	$210,652	14%
Stockholders' equity	$591,348	$750,070	26%
Net onerous debt to stockholders' equity	0.31	0.28	n. a.

4) ADMINISTRATION

a) External Auditors:

The consolidated financial statements of SARE and Subsidiaries for the years ended December 31, 2001 and 2002 included in this report have been audited by the accounting firm Galaz, Gómez Morfín, Chavero, Yamazaki, S.C., the Company's independent auditors and member of Deloitte & Touche, appointed by the Company's Board of Directors. This firm has served as the Company's external auditor for 5 years. In the years audited no opinion with reservations or negative opinion has been expressed, nor have the auditors refrained from issuing an opinion on the Company's financial statements.

b) Operations with related parties and conflicts of interest

The Company has no operations with related parties, and therefore ha son conflicts of interest.

c) Directors and shareholders

SARE's administration is entrusted to a Board of Directors, with 12 proprietary members and five alternates, appointed by the Ordinary General Shareholders' Meeting of April 29, 2002. Their term of appointment is one year.

The Board of Directors is made up by the following persons, appointed in the Ordinary General Shareholders' Meeting of April 29, 2002:

Name	Age	Position	Seniority
Dionisio Sánchez González	65	Chairman and Proprietary Board Delegate	5
Elías Reyes Castellanos	58	Vice-Chairman and proprietary treasurer	5
Dionisio Julián Sánchez Carvajal.	40	Executive Chairman and Proprietary Board	5

		Member	
Jorge Arturo Sánchez Carbajal	34	Proprietary Board Member and Secretary	3
Héctor Larios Santillán	60	Proprietary Board Member	1
Horacio Espinosa de los Monteros Cuevas	42	Proprietary Board Member	3
María Guadalupe Araceli Aguado Cortés	51	Proprietary Board Member	3
Emilio Icaza Chávez	41	Proprietary Board Member	3
Raúl Lahud García	70	Proprietary Board Member	3
Alejandro Rojas Mota Velasco	54	Proprietary Board Member	3
Fernando Rueda Vargas	79	Proprietary Board Member	3
Rolando Uziel Candiotti	65	Proprietary Board Member	3
Marta Lahud Quiroz	45	Alternate Board Member	3
Miguel Ángel Salinas Duarte	71	Alternate Board Member	3
Héctor Pérez Montaño	51	Alternate Board Member	3
Elías Reyes Sarabia	28	Alternate Board Member	3
Marina Edith Reyes Sarabia	30	Alternate Board Member	3
Benjamín Lozano Rangel	66	Proprietary Statutory Auditor	3
Roberto Puga Contreras	49	Alternate Statutory Auditor	3
Dora Fresno Villegas	47	Assistant secretary (not a Board Member)	1

Brief bios of the proprietary members of the Board of Directors follow:

Dionisio Sánchez González is Chairman of the Board and a founding partner of the Company. He has served as Chairman of the Board since the Company's founding. He has also served on the Board of Grupo Financiero Bancomer, S.A. de C.V. Mr. Dionisio Sánchez González earned the degree of Public Accountant at Universidad Nacional Autonóma de México (UNAM). He is a Mexican citizen by birth, age 65.

Elías Reyes Castellanos is Vice-Chairman of the Board, a founding partner of the Company, and V.P. for Operations. He serves on the board and is a member of the credit committee of Financiamiento Azteca, S.A. de C.V. Mr. Elías Reyes Castellanos studied Public Accounting at Universidad Nacional Autónoma de México (UNAM). He is a Mexican citizen by birth, age 58.

Dionisio Julián Sánchez Carbajal, is Executive Chairman of the Board the Company's and President and CEO. He joined the Group in 1980, holding various operative and management positions. He has been served on the Board of Provivac (National Housing Promoters' Association) and the Mexico City Government Housing Advisory Board, and is currently Vice-President of ADI (Real Estate Developers' Association). Mr. Dionisio Sánchez Carbajal holds a degree in Public Accounting from Instituto Tecnológico Autónomo de México (ITAM), and earned an MBA from the University of San Diego, USA. He has studied International Business and Finance in European firms and universities. He is a Mexican citizen by birth, age 42 and is the son of Dionisio Sánchez González.

María Guadalupe Araceli Aguado Cortés is a Proprietary Board Member and the Company's Controller General. She joined the Group in April 1988, handling treasury, administrative management, accounting and fiscal activities for companies in the Group. She holds a degree in Public Accounting from the Universidad Michoacana de San Nicolás de Hidalgo, and completed a diploma course in marketing at Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). She is a Mexican citizen by birth, age 51.

Horacio Espinosa de los Monteros Cuevas is a Proprietary Board Member and the Group's V.P. for Development. He joined the Company in March 1980, handling activities related to administrative and accounting management of Real Estate Developments; in July 1983 was appointed Director of the Company's Constructor (Construcciones AURUM) specializing n recent years in the lower-income housing sector. He serves on the Board of PROVIVAC Valle de México (Asociación del Valle de México de Industriales de la Vivienda, A.C.). He holds a bachelor's degree in Public Accounting from Universidad Nacional Autónoma de México (UNAM),. He is a Mexican citizen by birth, age 42.

Emilio Icaza Chávez is a Proprietary Board Member in the Company. From 1980 to 1985 he worked as a consultant for Arthur D. Little. Since 1985 he has served as Chairman of the Board of Aspel, a computer systems company. From 1989 to 1996 he served as V.P. of GBM Grupo Bursátil Mexicano, Casa de Bolsa, S.A. de C.V. from 1997 to date he has held the position of Director of Aztlán Asesores, a firm specializing in financial, stock exchange, and investment banking consultancy. Also, he serves on the Boards of the following companies: Aspel, S.A. de C.V., Aztlán Asesores, Grupo Financiero GBM, S.A. de C.V., Corporación Interamericana de Entretenimiento, S.A. de C.V. (CIE), and Grupo Videovisa, S.A. de C.V. Mr. Emilio Icaza Chávez holds a bachelor's degree in business administration from Instituto Tecnológico Autónomo de México (ITAM). He is a Mexican citizen by birth, age 40.

Alejandro Rojas Mota Velasco is a Proprietary Board Member in the Company. At present he is President of Naviera Internacional Mexicana, S.A. de C.V., and Desarrolladora Inmobiliaria Mexicana, S.A. de C.V.; in addition, he serves on the Boards of Grupo Financiero GBM, S.A. de C.V., Grupo Rotoplas, S.A. de C.V, Algodonera Comercial Mexicana, S.A. de C.V., Arandelas y Chavetas, S.A. de C.V., and Fundación Mexicana para la Educación, la Tecnología y la Ciencia, A.C., and was a Board member in Grupo Videovisa, S.A. de C.V. Mr. Rojas Mota Velasco holds a bachelor's degree in business administration from Universidad Anáhuac. He is a Mexican citizen by birth, age 54.

Rolando Uziel Candiotti is a Proprietary Board Member in the Company. Also, he is Chairman of the Board of Diflor, S.A. de C.V., Epic Gold, S.A. de C.V., Metales y Contactos, S.A. de C.V.,

Difusiones Europeas, S.A. de C.V., Tendi de México, S.A. de C.V., Inmobiliario Chadif, S.A. de C.V., Grupo Constructor Rous, S.A. de C.V., and Metropolitan Board Member of Grupo Financiero Banorte, S.A. de C.V. Mr. Rolando Uziel holds a degree in architecture from Harvard University, USA. Also, he has completed a diploma course in High-Level Business Management at the Pan-American Institute for High-Level Business Management (IPADE). He is a Mexican citizen by naturalization, age 65.

Jorge Arturo Sánchez Carbajal is Treasurer of the Board of Directors and the Company's V.P. for Marketing. He joined the Company in 1992, holding various positions in operations and marketing. In recent years, he has specialized in real estate marketing, and currently serves as Board Delegate of CB Richard Ellis de México, S.A. de C.V., and SARE Bienes Raíces, S.A. de C.V. Mr. Jorge Arturo Sánchez Carbajal holds a bachelor's degree in law from Instituto Tecnológico Autónomo de México (ITAM), and has completed several specialized courses in marketing. He is a Mexican citizen by birth, age 34, and is the son of Dionisio Sánchez González.

Raúl Lahud García is a Proprietary Board Member in the Company. He is Sole Administrator of Ralagar, S.A. de C.V., a real estate firm with nearly 20 years' presence in the market, dedicated to ownership, management, and rental of office buildings in Mexico City. Mr. Raúl Lahud is a Mexican citizen by birth, age 70.

Héctor Larios Santillán is a Proprietary Board Member in the Company. Also, he serves as Chairman of the Board and President and CEO of Águilas de Occidente, S.A. de C.V. Mr. Larios has held important corporate positions, including Chairman of the Shareholders' Meeting, Board Member, and proprietary corporate representative before the INFONAVIT assembly; Chairman of the Business Coordinating Counsel; National Chairman of Coparmex; and Chairman of the IPADE's Advisory Committee. He has served as a Proprietary Board Member in numerous companies and institutions, and currently serves on 27 different Boards of Directors. Mr. Larios Santillán is a Mexican citizen by birth, age 60. He holds a degree in mechanical and electrical engineering from the UNAM School of Engineering and completed IPADE Course AD-2.

As of April 29, 2002, SARE's capital stock was represented by 1,945,941 common shares, distributed among more than 30 shareholders. The Sánchez and Reyes families control 60% of SARE's capital.

Name	% Share	Stockholding
Dionisio Sánchez González	25.8291%	503,949
Dionisio Julián Sánchez Carbajal	8.7911%	171,523
Jorge Arturo Sánchez Carbajal	8.1496%	159,006
Martha Sánchez Carvajal	1.4218%	27,741
Elías Reyes Castellanos	12.4221%	242,367
Marina Reyes Sarabia	2.4632%	48,059
Raúl Lahud García	7.4870%	146,079
Ralagar, S.A. de C.V.	1.4466%	28,225
Fernando Rueda Vargas	2.9758%	58,060

Several Board Members and officers of GBM, and related parties, maintain an equity position in the Company of 203,104 shares, which taken together represent 11.82%, without the individual share of any one of them representing more than 3.4% of the total capital.

5) PERSONS RESPONSIBLE

Araceli Aguado Cortés
Controller

Alberto Baz García de León
Financial Director

6) ATTACHMENTS

Audited Financial Statements and Statutory Auditor's opinion

SARE HOLDING, S.A. DE C.V. ANNOUNCES FULL-YEAR AND FOURTH QUARTER RESULTS FOR FISCAL 2002 AND COMPARATIVE FIGURES FROM THE CORRESPONDING PERIODS IN FISCAL 2001.

Sare Holding, S.A. de C.V., cumulative results for the twelve months of fiscal 2002 and 2001 and for the fourth quarters of fiscal 2002 and 2001. The figures contained in this report are stated in thousands of constant pesos as of December 31, 2002.

COMMENTS ON FULL-YEAR RESULTS FOR FISCAL 2002, COMPARED WITH FISCAL 2001.

I.- RELEVANT DATA:

The main comparative indicators of the company's results for the twelve months of fiscal 2002 and 2001 are as follows:

- Total sales rose 73%, going from MX$1,050,263 in 2001 to MX$1,819,584 in 2002.

- Total sales volume rose 171%, going from 2,044 units in 2001 to 5,540 units in 2002.

- EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) rose 224% going from MX$84,357 to MX$273,678 in 2001 and 2002 respectively.

- Net profit for fiscal 2002 amounted to MX$140,965 or 7.8% of sales and represents a 182% increase compared with the net profit obtained in 2001 equivalent to MX$49,984 or 4.8% of sales.

- Collections totaled MX$1,186,359 in 2002, a 23% increase from 2001, when collections amounted to MX$961,982. In terms of volume, collections rose 55%, going from 2,748 units in 2001 to 4,250 units in 2002.

II.- CORPORATE PERFORMANCE IN FISCAL 2002, FULL YEAR:

a) Nominal sales and volumes:

SARE's sales are subdivided into four main categories:

- Lower-income housing (LIH)
- Middle-income and residential housing (MRH)
- Land
- Real estate services (RI).

Based on the company's own internal classification, the lower-income segment corresponds to housing priced higher than MX$450 thousand, middle-income housing is priced between MX$450 thousand and MX$1.5 million, and residential housing includes all units priced above MX$1.5 million. The land category consists of sporadic sales of lots depending on market conditions. Real estate services include, among others, real estate brokerage operations, commissions on sales of insurance and bonds, fees for appraisals, construction work for third parties, adaptation and renovation of offices, and real estate consultancy.

A breakdown of SARE g table:

Category	Year 2002	Year 2001	Variation
Lower-income housing	MX$1,101,842	MX$534,827	106%
Middle-income and residential housing	MX$431,539	MX$222,762	94%
Land sales	MX$76,657	-	Abs
Real estate services	MX$209,546	MX$292,674	(28%)
Total sales	MX$1,819,584	MX$1,050,263	73%)

SARE's total sales grew 73% between 2001 and 2002, going from MX$1,050,263 in 2001 to MX$1,819,548 in 2002. The company reports its revenues using the work progress method, the main characteristics of which are explained in Exhibit I herein.

a.1) Lower-income housing (LIH):

The regional distribution of lower-income housing sales volumes for fiscal 2002 and 2001 is shown in the following table:

State	2002	% Share	2001	% Share
Federal District	315	6%	796	42%
State of Mexico	1,881	37%	548	29%
Puebla	2,112	41%	344	18%
Quintana Roo	791	15%	201	11%
Hidalgo	36	1%	-	-
Total volume	5,135	100%	1,889	100%

Distribution of sales volumes in the lower-income segment and classified by source of mortgage financing used is shown in the following table.

Mortgage fund	2002	% Share	2001	% Share
INFONAVIT	4,412	86%	1,243	66%
Sociedad Hipotecaria Federal	124	2%	436	23%
FOVISSTE	510	10%	45	2%
Others	89	2%	165	9%
Total	5,135	100%	1,889	100%

a.2) Middle-income and residential housing (MRH):

The regional distribution of SARE's Middle-income and residential housing sales volumes in 2002 and 2001 is shown in the following table:

State	2002	% Share	2001	% Share
Federal District	324	80%	114	74%
State of Mexico	81	20%	41	26%
Total volume	405	100%	155	100%

SARE's Middle-income and residential housing buyers financed their housing purchases with mortgages granted by commercial banks and SOFOLES mainly.

a.3) Land and real estate services:

Sales of land and real estate services represent additional and variable sources of revenues that generate additional profits for SARE, usually with low investment levels.

a.4) Total volumes:

The following table shows a breakdown of the company's total volumes in the categories of lower-income housing (LIH) and Middle-income and residential housing (MRH).

Segment	Year 2002	Year 2001	Variation
Lower-income housing (LIH)	5,135	1,889	172%
Middle-income and residential (MRH)	405	155	161%
Total volume	5,540	2,044	171%

The sales volumes reported in 2001 were affected by the Mexico City Government's enactment of *Bando 2*, which limited housing construction to only four precincts (*Delegaciones)* in the Federal District: Cuauhtémoc, Miguel Hidalgo, Venustiano Carranza, and Benito Juárez. With this policy, the local government seeks to repopulate central precincts that on the one hand have experienced sharp reductions in their population and on the other offer underused urban infrastructure and adequate services. The main features of *Bando 2* are discussed in greater detail in Exhibit II.

Traditionally, the Federal District housing market has accounted for a significant share of SARE's total sales. The restriction limiting housing construction to only four of the city's precincts affected the company's results in 2001, driving its total production volumes down. To reduce its dependency on the Federal District housing market, the company embarked on an important regional expansion during the year by acquiring new land reserves in other states and opening regional offices in the State of Mexico, Puebla, Quintana Roo, and Hidalgo. Then, in 2002, new operations were added in the states of Jalisco and Michoacán.

The increase in sales observed between 2001 and 2002 is explained by the company's strategy of diversifying its regional presence outside the Mexico City metropolitan area, increasing its share in the lower-income housing market, and the greater dynamism shown by housing funds in the year.

b) Sale prices:

A breakdown of average sale prices by market segment is shown below:

Average sale price	2002	2001	Variation
Lower-income	MX$215	MX$283	(24%)
Middle-income and residential	MX$1,065	MX$1,437	(26%)
Average for the mix	MX$277	MX$371	(25%)

The fall in average sale prices for the lower-income segment is explained mainly by higher production of lower-income housing outside the Mexico City metropolitan area. Average sale prices for housing in Mexico City are usually higher than sale prices offered in the rest of the country, due to the higher cost of land and the higher income level of the population. The fall in the average sale price for the middle-income and residential segment is explained by growth in middle-income housing production as compared with residential housing. Demand for middle-income housing grew considerably in 2002 due to a favorable combination of lower interest rates and the opening of new mortgage options by commercial banks.

In 2002 the ratio between average prices in the middle-income and residential housing sales mix and the lower-income sales mix was approximately five to one.

c) Results:

The following table summarizes the comparative margins from the income statements for fiscal 2002 and 2001.

Margin	2002	2001
Gross	27.5%	25.2%
Operating	14.5%	7.2%
EBITDA*	15.0%	8.0%
CIF **	1.4%	2.6%
Net	7.8%	4.8%

* Earnings Before Interest, Taxes, Depreciation and Amortization
** Integral cost of financing.

The gross margin went from 25.2% in 2001 to 27.5% in 2002, which represents an increase of 230 base points. In 2002, the company achieved important efficiencies in housing production, and managed to increase its gross margin despite the drop observed in the average price of its sales mix. This improvement in the gross margin is explained by a combination of the following favorable factors:

- An increase in total production volumes, supported by the company's greater regional diversification and helping create better economies of scale;

- A larger share in the sales mix for middle-income and residential housing, a segment that operates with wider margins;

- Increased efficiency in lower-income housing construction processes, by using semi-industrial construction process that help reduce scrap and optimize use of labor; and

- Additional profits obtained from land sales related to *Bando 2*.

A breakdown of the gross margin by sales category is shown in the following table:

Gross margin	2002	2001
Lower-income	25.3%	22.2%
Middle-income and residential	32.4%	31.2%
Land	28.9%	n.a.
Real estate services	28.4%	26.1%

The operating margin went from 7.2% in fiscal 2001 to 14.5% in fiscal 2002, an increase of 730 base points. This improvement in the operating margin can be explained as follows:

- Better economies of scale as a result of the higher production volumes achieved in 2002.

- Lower expenses related to the company's regional expansion, because most of the relevant expenses were paid and reported in 2001.

- Strict control over monitoring and enforcement of budgets and expense items.

The EBITDA increased 224%, going from MX$84,357 in 2001 to MX$273,678 in 2002. In percentile terms, the company's EBITDA rose from 8.0% of sales in 2001 to 15.0% of sales in 2002, which represents an increase of 700 base points. This improvement is explained by a favorable combination of higher sales volumes associated with more efficient management of production costs and operating expenses.

The CIF went from 2.6% in 2001 to 1.4% in 2002, an improvement of 120 base points. This reduction is explained by efficient management of working capital combined with a better internal cash flow and a generalized reduction in interest rates.

The company's net profit in fiscal 2002 was MX$140,965, a 182% increase from 2001 when the company reported a net profit of MX$49,984. In percentile terms, SARE's net profit went from 4.8% in 2001 to 7.8% in 2002, an increase of 300 base points.

d) Assets:

The company's total assets went from MX$1,117,323 in 2001 to MX$1,597,938 in 2002, a 43% increase. The main asset accounts are under the headings of client portfolio and inventories.

d.1) Client portfolio:

The following table shows the performance of SARE's client portfolio in the years analyzed.

Client portfolio	2002	2001	Variation
Total portfolio	MX$568,270	MX$274,884	107%
Housing portfolio	MX$517,704	MX$233,069	122%
Equivalent units	2,107	813	159%
Rotation	114 days	96 days	n.a.

The reduction in portfolio turnover is explained by the growth in sales volume reported in 2002, the greater regional diversification necessary to simultaneously start new developments in different cities, and the increased production of middle-income and residential housing, which has a longer construction cycle.

d.2) Inventories:

The following table shows a breakdown of the company's inventories for the years analyzed:

Inventories	2002	2001	Variation
Land	MX$562,312	MX$347,313	62%
Work in progress	MX$160,466	MX$298,810	(46%)
Total	MX$722,778	MX$646,123	12%

In 2002, SARE's land inventory grew 62%, going from MX$347,313 in 2001 to MX$562,312 in 2002. Important land acquisitions made in 2002 will allow the company to continue to grow in the future and support its regional expansion.

On the other hand, inventories of work in progress showed a significant reduction as a result of the greater production speed achieved by SARE in 2002 due to its use of semi-industrial construction processes applied to production of housing for the lower-income segment.

e) Reserves:

e.1) Land bank:

As of December 31, 2002, the company has a reserve of 17,296 lots, equivalent to more than three years' anticipated production, based on the production volumes observed in 2002. The land reserve is located in the following states: Federal District, State of Mexico, Puebla, Hidalgo, Quintana Roo, Jalisco, and Michoacán. The following table shows a breakdown of SARE's land inventory based on the acquisition method used:

Acquisition method	# of lots	% Share
Contribution	3,145	18%
Co-ownership	767	4%
Deferred payments	13,235	77%
Direct purchase	149	1%
Total	17,296	100

Contributed lots correspond to agreements with landowners under which the land is usually paid for with funds obtained when the units are documented and collected on. Co-ownership consists of land acquired jointly with independent investors who participate with a percentage of the land's value. In the deferred payment plan, land is acquired with a down payment and the remaining balance is negotiated by means of an agreement for future payments. In direct purchasing the company acquires land for a lump sum payment.

Of the 17,296 lots in SARE's land bank, 16,016 are zoned for lower-income housing and 1,280 for middle-income and residential housing.

e.2) Reservation of mortgage commitments:

Mortgage commitments consist of notifications whereby mortgage institutions confirm the availability of mortgage financing for SARE's clients, once the company has identified qualified buyers based on the credit profile established by each housing fund. These confirmations are received through mortgage letters of undertaking issued by the housing funds and are known as mortgage letters of undertaking. As of December 31, 2002, SARE had XXXXX mortgage commitments distributed as follows:

Housing fund	# of commitments	% Share
INFONAVIT		
Sociedad Hipotecaria Federal		
FOVISSSTE		
Others		
Total		

f) Operation:

In 2002 SARE managed its working capital carefully to keep its liquidity and leverage levels relatively stable despite the significant growth in sales reported in 2002. The company's financial

strategy was to optimize its internal cash flow by applying pre-market programs for middle-income and residential housing, increase construction speed in the lower-income segment and exercise stricter control of documentation and collection processes.

f.1) Liquidity:

As of December 31, 2002, the liquidity ratio is 2.6 times, measured as current assets over current liabilities. Working capital totals MX$946,493 calculated as current assets minus current liabilities. At the end of fiscal 2002, the company's cash flow amounted to MX$120.874 billion. Figures as of December 31, 2001 show a liquidity ratio of 2.4 times, an investment in working capital of MX$622,498, and cash flow of MX$64.353 billion.

f.2) Collections:

In 2002 SARE collected MX$1,186,359 or 4,250 units. Collections in 2001 totaled MX$961,982 or 2,748 units. The favorable collection results achieved in 2002 allowed the company to grow mainly with its own resources and keep its leverage relatively stable.

f.3) Leverage:

As of December 31, 2002, the company's net onerous debt, measured as short-term and long-term liabilities with financial cost minus cash flow, amounted to MX$210,652. SARE's stockholders' equity as of the same date amounted to MX$750,070. The leverage ratio, measured as net onerous debt to stockholders' equity is 0.28 times. Figures for December 31, 2001 report net onerous debt of MX$184,463 and total stockholders' equity of MX$591,348, with a leverage ratio of 0.31 times (net onerous debt over stockholder's equity).

Total leverage, measured as total liabilities to stockholders' equity, was 1.1 times at the end of 2002 and 0.9 times at the end of 2001.

f.4) Yield on capital:

The annual nominal yield on SARE Holding's stockholders' equity was 26.8% in 2002.

COMMENTS ON RESULTS FOR THE FOURTH QUARTER OF FISCAL 2002 COMPARED WITH THE FOURTH QUARTER OF FISCAL 2001.

I. RELEVANT DATA:

The main comparative indicators for the company's results in the last quarters of fiscal 2002 and 2001 are as follows:

- Total sales rose 74%, going from MX$313,758 in the fourth quarter of 2001 to MX$547,356 in the fourth quarter of 2002.

- Sales volume rose 83%, going from 828 units from the fourth quarter of 2001 to 1,512 units in the fourth quarter of 2002.

- EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) rose 188%, going from MX$25,409 in the fourth quarter of 2001 to MX$73,199 in the fourth quarter of 2002.

- The company's net profit in the fourth quarter of 2002 amounted to MX$37,398 or 6.8% of sales, and represents a 228% increase over the net profit obtained in the fourth quarter of 2001, equivalent to MX$11,387 or 3.6% of sales.

- Collections in the fourth quarter of 2002 totaled MX$446,559, a 56% increase compared with the fourth quarter of 2001 when collections totaled MX$268,385. In terms of volume, collections increased 110%, going from 852 units in the fourth quarter of 2001 to 1,785 units in the fourth quarter of 2002.

II.- CORPORATE PERFORMANCE:

a) Nominal sales and volumes:

SARE's total sales grew 74%, going from MX$313,758 in the fourth quarter of 2001 to MX$547,356 in the fourth quarter of 2002. The following table shows a breakdown of sales in the main categories:

Category	IV Q 2002	IV Q 2001	Variation
Lower-income	MX$301,042	MX$197,425	52%
Middle-income and residential	MX$102,947	MX$59,987	72%
Land	MX$72,252	-	abs
Real estate services	MX$71,115	MX$56,346	26%
Total sales	MX$547,356	MX$313,758	74%

The performance of each of these categories is analyzed below:

a.1) Lower-income housing:

Total volumes of lower-income housing for the fourth quarters of 2001 and 2002 are shown in the following table:

State	2002	% Share	2001	% Share
Federal District	53	4%	134	17%
State of Mexico	477	34%	316	41%
Puebla	535	38%	183	24%
Quintana Roo	330	23%	135	18%
Hidalgo	14	1%	-	-
Total volume	1,409	100%	768	100%

A breakdown of sales volumes by source of mortgage financed used is shown in the following table:

Mortgage fund	2002	% Share	2001	% Share
INFONAVIT	872	62%	610	79%
Sociedad Hipotecaria Federal	19	1%	101	13%
FOVISSSTE	510	36%	-	-
Others	8	1%	57	8%
Total	1,409	100%	768	100%

a.2) Middle-income and residential housing:

The regional distribution of sales volume for Middle-income and residential housing for the fourth quarters of fiscal 2002 and 2001 is shown in the following table:

State	2002	% Share	2001	% Share
Federal District	83	81%	36	60%
State of Mexico	20	19%	24	40%
Total volume	103	100%	60	100%

Buyers of SARE's Middle-income and residential housing financed their housing purchases using mainly mortgages from commercial banks.

a.3) Total volumes:

The following table shows a breakdown of the company's housing sales and volumes divided by market segment:

Segment	IV Q 2002	IV Q2001	Variation
Lower-income	1,409	768	83%
Middle-income and residential	103	60	72%
Total volume	1,512	828	83%

b) Sale prices:

A breakdown of average sale prices by market segment is shown below:

Average sale price	IV Q 2002	IV Q 2001	Variation
Lower-income	MX$214	MX$257	(17%)
Middle-income and residential	MX$999	MX$1,000	-
Average for the mix	MX$267	MX$311	(14%)

The fall in average sale prices is explained mainly by the Federal District's smaller percentile share in the sales mix in 2002.

c) Results:

The following table summarizes the comparative margins from the income statements for the fourth quarters of fiscal 2002 and 2001.

Margin	IV Q 2002	IV Q 2001
Gross	25.6%	26.1%
Operating	12.9%	7.3%
EBITDA*	13.4%	8.1%
CIF **	1.7%	3.8%
Net	6.8%	3.6%

* Earnings Before Interest, Taxes, Depreciation and Amortization.
** Integral cost of financing.

The gross margin fell from 26.1% in the fourth quarter of 2001 to 25.6% in the fourth quarter of 2002, a drop of 50 base points. This reduction is explained by the increased proportion of lower-income housing in the sales mix for the fourth quarter of 2002, which generates smaller margins. This increase reflects growth in production outside the Mexico City Metropolitan area due to the regional expansion we have explained previously. The following table shows the performance of the gross margin for each of the sales categories offered by the company:

Gross margin	IV Q 2002	IV Q 2001
Lower-income	22.8%	18.5%
Middle-income and residential	36.0%	43.9%
Land	30.6%	n.a.
Real estate services	17.3%	33.9%

The operating margin rose from 7.3% in the fourth quarter of 2001 to 12.9% in the fourth quarter of 2002, an increase of 560 base points. This improvement in the operating margin is explained by higher production volumes, better use of the organizational structure, and lower costs related to the regional expansion implemented mainly in 2001.

The EBITDA for the fourth quarter of 2001 totaled MX$25,409 and reached MX$73,199 in the fourth quarter of 2002, a 188% increase compared with the year before. In percentile terms, the company's EBITDA rose from 8.1% of sales in the fourth quarter of 2001 to 13.4% of sales in the fourth quarter of 2002, which represents an increase of 530 base points. As we have explained, this

improvement is explained by a favorable combination of higher sales volumes associated with more efficient management of production costs and operating expenses.

The CIF went from 3.8% in the fourth quarter of 2001 to 1.7% in the fourth quarter of 2002, an increase of 210 base points achieved through more efficient management of working capital.

SARE's net profit totaled MX$11,387 in the fourth quarter of 2001 and MX$37,398 in the fourth quarter of 2002, a 228% increase compared with the previous year. In percentile terms, SARE's net profit went from 3.6% in the fourth quarter of 2001 to 6.8% in the fourth quarter of 2002, an increase of 320 base points.

d) Collections:

In the fourth quarter of 2002, SARE collected MX$446,559 or 1,785 units. Collections in the fourth quarter of 2001 totaled MX$286,385 or 852 units. It is important to mention that a large number of units were individualized with FOVISSSTE in the fourth quarter.

III. RELEVANT FACTS:

a) National Housing Award:

In October 2002 SARE's President Dionisio Sánchez Carbajal received the 2002 National Housing Award from President Vicente Fox. This award is granted by the National Housing Counsel based on the decision taken by the 2002 National Housing Award Selection and Evaluation Committee. The award is given in four different categories:

1) Livability
2) New housing that makes cities
3) Urban saturation
4) Ecotechnology

SARE was distinguished in the urban saturation category for its Galaxia Díaz Mirón housing project located in Colonia Santa María la Ribera, built for the lower-income segment. The award recognizes SARE's efforts to conserve and restore Mexico City's urban and residential heritage. The area where the project is located has been classified as a heritage conservation area in the Local Government's General Urban Development Program. At present, the façade is cataloged by the National Fine Arts Institute (INBA) as an artistic monument.

b) Placement of *Certificado Bursatil:*

In December 2002, SARE placed a *Certificado Bursatil* for MX$200 million at a term of four years and at the CETE rate + 240 base points. The structure was rated Aa1.mx by Moody's and AA (mex) by Fitch Ratings. This MX$200 million issue corresponds to the first portion of a MX$400 million program authorized by the CNBV and the BMV. The second portion will be placed when the company has absorbed these funds in its operations.

The program is designed to finance construction of housing with prices equivalent to up to 500 thousand UDIS and intended for the INFONAVIT, Sociedad Hipotecaria Federal and FOVISSSTE markets. SARE expects this issue to strengthen its financial structure, streamline its operative structure, guarantee long-term resources, and generate financial savings in the long term. In

qualitative terms, the company gains access to public securities market and intensifies its institutionalization processes.

c) Status of the company's land bank with regard to *Bando 2*:

At the end of 2000, the company had a total of 2,016 lots in the Federal District, which were affected by the enactment of *Bando 2* because the local government decided to not issue new construction permits outside the four precincts defined.

Throughout 2001 and 2002 SARE took several measures in its effort to recover the funds invested in this land, applying a strategy of selling land for purposes different from housing, negotiating with the authorities, and applying for changes in land use classifications. As of December 31, 2002, the company has only 560 lots affected by *Bando 2* in its inventories. The following table lists the actions taken to eliminate this inventory:

Site	Precinct	# of lots	Action
Calzada de Tlalpan	Coyoacán	360	Sale for construction of high school
Mirador	Coyoacán	60	Change to 22 Middle-income units
Cabeza de Juárez	Iztapalapa	720	Sale of 480 lots to the precinct
San Lorenzo	Iztapalapa	320	Negotiation for change with authorities
San Isidro	Azcapotzalco	480	License to build middle-income housing
La Paloma	Miguel Hidalgo	76	Sale for use different from housing
Total		2,016	

Of the land affected by *Bando 2*, 1,456 lots have been resolved favorably, accounting for 72% of the total. The company expects to have recovered or negotiated for the remaining 560 lots in the first half of 2003.

d) Opening of new offices:

In the last quarter, the company formalized the opening of new regional offices in the cities of Guadalajara and Morelia, which will start to produce and sell housing in 2003.

EXHIBIT I:

Recognition of revenues:

Revenues from housing sales are recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including expenses for each project, is recognized in proportion to such revenues based on the budgeted income statement defined for each development, which is adjusted to reflect increases in real versus estimated costs, as a result of which each year's profit is affected when the company knows and compares the real cost of the units sold with that applied on the basis of estimates.

The company applies the percentile work progress method for costs incurred and revenues, when the following conditions have been met: (i) the client has signed the corresponding purchase-sale agreement when required; (ii) the client has delivered the down payment, if required; and (iii) the client has submitted the documentation requested by the housing fund or financial institution granting the individual mortgage.

The down payment mentioned in point (ii) above may be paid in installments, by agreement between the company and the client in the purchase-sale agreement, and if the buyer complies with the payment schedule the company recognizes the revenue in the manner indicated above. If the buyer defaults, recognition of revenues imputable to the unit is suspended until the default is regularized or a new buyer is identified for the unit. The deed of sale and disbursement of mortgage financing will not proceed unless the buyer has paid the full amount of the down payment.

The costs of the development include the base cost of the land where it is built, costs incurred for licenses and permits related to the project, direct materials, labor, and all related indirect expenses, such as indirect labor, purchasing, equipment repairs, and depreciation. General and administrative expenses are charged to results when incurred. Provisions for estimated losses are recognized in the year when they are resolved. Financial costs are reported in full in the integral cost of financing. The company does not capitalize any financial costs.

EXHIBIT II:

Enactment of Bando 2:

The housing construction industry in Mexico is subject to extensive regulations on the part of the different federal, state, and municipal authorities that affect the acquisition of land and their development and construction activities. SARE's subsidiaries require authorization from several authorities to carry out their construction activities. Changes in government or in applicable laws and/or regulations can delay the group's operations. The operations of SARE's subsidiaries are also subject to federal, state and municipal environmental laws and regulations.

An example of this is *Bando 2,* enacted by the Mexico City Mayor. In 2002, the Federal District government changed and one of the new administration's first official actions, known as *Bando 2*, involved a restriction on residential development and commercial development requiring water and urban infrastructure, to the detriment of the local population and the interests of the city at large, limiting it to four of the sixteen precincts, (*Delegaciones*) in the Federal District. Since then, there are expectations that three more precincts will be added to those that currently allow construction of residential developments. The four precincts currently authorized are: Cuauhtémoc, Miguel Hidalgo, Benito Juárez, and Venustiano Carranza. The precincts expected to be added this year are: Gustavo A. Madero, Iztacalco, and Azcapotzalco.

The restrictions are designed to stimulate population growth in Cuauhtémoc, Miguel Hidalgo, Benito Juárez, and Venustiano Carranza to take advantage of currently underused infrastructure and services in those precincts. In exchange for these restrictions, authorities had significantly reduced requisites for licenses and permits in the authorized precincts, especially for "low impact" projects with up to 10,000 square meters of construction, which represent approximately 200 units, as such projects are seen to have a lower impact in the community. Applications are filed at a window that issues, within a term of no more than 30 business days, a sole certificate applicable for residential complexes with less than the aforementioned 200 units. The sole certificate covers feasibility of water supply, drainage and sewage, traffic, urban impact, environmental impact, and land use.

With this policy the local government seeks to repopulate central precincts which on the one hand have experienced sharp drops in population and on the other have underused urban infrastructure and adequate services.

In any event, it is important to mention that, while it is unlikely to find vacant land suitable for housing project in these precincts, there is a considerable supply of land with aging, deteriorating construction originally built for business or light industry that could feasibly be recycled into residential complexes with the characteristics favored by the authorities.

Sare Holding, S.A. de C.V. Cumulative results for the first quarters of fiscal 2003 and 2002. The figures contained in this report are stated in thousands of constant pesos as of March 31, 2003.

COMMENTS ON THE RESULTS FOR THE FIRST QUARTER OF FISCAL 2003 AS COMPARED WITH THE FIRST QUARTER OF FISCAL 2002.

I.- RELEVANT DATA:

The main comparative indicators of the company's results in the first quarters of fiscal 2003 and 2002 are as follows:

- Total sales rose 24 %, going from MX$322,092 in the first quarter of 2002 to MX$400,532 in the first quarter of 2003.

- Total sales volume increased 35%, going from 890 units in the first quarter of 2002 to 1,198 units in the first quarter of 2003.

- EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) increased 20% going from MX$44,170 to MX$53,067 in the first quarter of 2002 and 2003 respectively.

- Net profit for the first quarter of fiscal 2003 was MX$27,418 or 6.9% of sales and represents a 12% increase compared with the net profit obtained in the first quarter of fiscal 2002 equivalent to MX$24,435 or 7.6% of sales.

- Collections in the first quarter of 2003 totaled MX$223,230, a 39% increase compared with the same period in 2002, when collections amounted to MX$160,855. In terms of volume, collections rose 112%, going from 388 units in the first quarter of 2002 to 825 units in the first quarter of 2003.

II.- CORPORATE PERFORMANCE:

a) Nominal sales and volumes:

SARE's sales are subdivided into four main categories:

- Lower-income housing (LIH)
- Middle-income and residential housing (MRH)
- Land and
- Real estate services (RI).

Based on the company's own internal classification, the lower-income segment corresponds to housing priced higher than MX$450 thousand, middle-income housing is priced between MX$450 thousand and MX$1.5 million, and residential housing includes all units priced above MX$1.5 million. The land category consists of sporadic sales of lots depending on market conditions. Real estate services include, among others, real estate brokerage operations, commissions on sales of

insurance and bonds, fees for appraisals, construction work for third parties, adaptation and renovation of offices, and real estate consultancy.

A breakdown of SARE's total sales in these four main categories is shown in the following table:

Category	I Q 2003	I Q 2002	Variation
Lower-income housing	MX$234,845	MX$176,812	33%
Middle-income and residential housing	MX$85,418	MX$101,324	(16%)
Land sales	MX$13,121	-	abs
Real estate services	MX$67,148	MX$43,956	53%
Total sales	MX$400,532	MX$322,092	24%

SARE's total sales grew 24% between the first quarters of 2002 and 2003, going from MX$322,092 to MX$400,532. The company recognizes its revenues using the work progress method, the main characteristics of which are explained in Exhibit I herein.

a.1) Lower-income housing (LIH):

The regional distribution of lower-income housing sales volume the first quarter of fiscal 2002 and 2003 is shown in the following table:

State	I Q 2003	% Share	I Q 2002	% Share
Federal District	68	6%	87	11%
State of Mexico	391	36%	341	43%
Puebla	297	28%	287	36%
Quintana Roo	293	27%	79	10%
Hidalgo	36	3%	-	-
Total volume	1,085	100%	794	100%

The distribution of sales volumes in the lower-income segment, classified by source of mortgage financing used, is shown in the following table.

Mortgage fund	I Q 2003	% Share	I Q 2002	% Share
INFONAVIT	667	61%	741	93%
Sociedad Hipotecaria Federal	8	1%	53	7%
FOVISSSTE	410	38%	-	-%
Total	1,085	100%	794	100%

a.2) Middle-income and residential housing (MRH):

The regional distribution of SARE's middle-income and residential housing sales volumes in the first quarters of fiscal 2002 and 2003 is shown in the following table:

State	I Q 2003	% Share	I Q 2002	% Share
Federal District	104	92%	73	76%
State of Mexico	9	8%	23	24%
Total volume	113	100%	96	100%

SARE offers its Middle-income and residential housing clients a diverse range of options for mortgages financed through commercial banks or SOFOLES. The large majority of these units were individualized with Sociedad Hipotecaria Federal mortgages.

a.3) Total volumes:

The following table shows a breakdown of the company's total volumes divided in the categories of lower-income housing (LIH) and middle-income and residential housing (MRH).

Segment	I Q 2003	I Q 2002	Variation
Lower-income housing (LIH)	1,085	794	37%
Middle-income and residential (MRH)	113	96	18%
Total volume	1,198	890	35%

The growth in sales volumes observed between the first quarters of fiscai 2002 and 2003 is explained by stronger growth of the company's regional operations in the Federal District and in the State of Mexico, Quintana Roo, Puebla, and Hidalgo. Also, in the second half of 2002 SARE started operations in the states of Jalisco and Michoacán. Lower interest rates and greater dynamism in mortgages have also boosted production of middle-income housing in the Mexico City metropolitan area.

b) Sale prices:

The following table summarizes the performance of SARE's average sale prices:

Average sale price	I Q 2003	I Q 2002	Variation
Lower-income	MX$216	MX$223	(3%)
Middle-income and residential	MX$756	MX$1,055	(28%)
Average for the mix	MX$267	MX$313	(15%)

As forecast in the 2002-2006 business plan, the average price for the SARE's sales mix shows a downward trend. This drop is explained by a combination of lower-income housing production outside the Mexico City metropolitan area and greater demand for middle-income housing at lower prices.

In accordance with its business plan and strategy of regional expansion, SARE has gradually raised lower-income housing production outside the Mexico City metropolitan area at average prices below those offered in the Mexico City metropolitan area. Mexico City prices are higher as a result of the higher cost of land and the higher income level of the population. The strategy has resulted in an increase in sales volumes and a drop in the average price for the sales mix, because prices are adjusted to meet the conditions of each city.

On the other hand, in recent months SARE has pursued construction of lower-income housing at lower prices in response to growing demand for this type of housing. This segment has been stimulated by a generalized fall in interest rates, greater stability of macroeconomic variables, increased availability of mortgage credit, and tax deductions for mortgage interest. This favorable climate has helped lower-middle class families acquire new housing by contracting mortgages.

The 2002-2006 business plan anticipates a gradual recovery of sale prices as lower-income housing development picks up outside the Mexico City area and middle-income housing production for markets in other cities grows.

c) Results

The following table summarizes the comparative margins from the income statements for the first quarters of fiscal 2002 and 2003.

Margin	I Q 2003	I Q2002
Gross	27.3%	28.1%
EBITDA*	13.3%	13.7%
Operating	12.5%	13.2%
CIF **	1.4%	0.7%
Net	6.9%	7.6%

* Earnings Before Interest, Taxes, Depreciation and Amortization.
** Integral cost of financing.

The gross margin fell from 28.1% to 27.3% of sales in the first quarters of 2002 and 2003, a loss of 80 base points. This drop is explained by the fall in the average price of the sales mix, which went from MX$313 in the first quarter of fiscal 2002 to MX$267 in the first quarter of fiscal 2003, a 15% reduction. In nominal terms, gross profits grew 21%, going from MX$90,400 in the first quarter of 2002 to MX$109,378 in the first quarter of 2003.

A breakdown of the gross margin by sales category is shown in the following table:

Gross margin	I Q 2003	I Q 2002
Lower-income	24.4%	25.7%
Middle-income and residential	37.2%	31.4%
Land	15.2%	-%.
Real estate services	27.4%	29.9%
Total mix	27.3%	28.1%

The operating margin went from 13.2% to 12.5% of sales in the first quarters of fiscal 2002 and 2003, a loss of 70 base points. In percentile terms, operating costs remained relatively stable in both periods, representing 14.4% of sales in the first quarter of 2002 and 14.1% in the first quarter of 2003. The loss in operating margin is explained, then, by the smaller gross margin observed in the first quarter of 2003. In nominal terms, operating profit rose 18.6% going from MX$42,339 to MX$50,231 between the two quarters.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) went from 13.7% to 13.3% of sales between the first quarters of 2002 and 2003, a loss of 40 base points. In nominal terms, SARE's EBITDA grew 20.1%. going from MX$44,170 to MX$53,067 between the periods analyzed.

The CIF rose from 0.7% in the first quarter of 2002 to 1.4% in the first quarter of 2003, an improvement of 70 base points. This increase is explained by better use of financing to support growth of production volumes and the land bank.

The net profit for the first quarter of fiscal 2003 totaled MX$27,418, and represents a 12.2% increase compared with the first quarter of fiscal 2002, when the company generated a net profit of

MX$24,435. In percentile terms SARE's net profit went from 7.6% in the first quarter of 2002 to 6.9% in the first quarter of 2003, a loss of 70 base points.

d) Assets.

At the end of the first quarter of 2003, the company's total assets amounted to MX$1,661,424. The main accounts are the accounts receivable portfolio and inventories, which represent 40.2% and 44.6% of the company's total assets respectively.

d.1) Client portfolio.

The following table shows the performance of the client portfolio in the first quarters of fiscal 2002 and 2003.

Client portfolio	I Q 2003	I Q 2002	Variation
Total portfolio	MX$666,681	MX$382,648	74%
Housing portfolio	MX$610,961	MX$342,324	78%
Equivalent units	2,480	1,314	89%
Turnover	150 days	107 days	n.a.

The portfolio growth is explained by the increase in sales volumes reported in the first quarter of fiscal 2003, the greater regional diversification necessary to simultaneously start new developments in different cities, and the increased production of middle-income housing, which has a longer construction cycle.

d.2) Inventories.

The following table shows a breakdown of the company's inventories for the first quarters of fiscal 2002 and 2003:

Inventories	I Q 2003	I Q 2002	Variation
Land	MX$547,208	MX$377,606	45%
Work in progress	MX$192,160	MX$243,746	(21%)
Total	MX$739,368	MX$621,352	19%

Between the first quarters of fiscal 2002 and 2003, the company's land inventory increased 45%, from MX$377,606 to MX$547,208, due to important land acquisitions carried out in the last quarters.

On the other hand, work in progress inventories went from MX$243,746 in the first quarter of 2002 to MX$192,160 in the first quarter of 2003, a 21% reduction achieved as a result of faster sales and construction of a larger number of units using forms for pre-mixed concrete.

e) Reserves:

e.1) Land bank:

As of March 31, 2003, the company has a reserve of 15,941 lots. This land reserve represents a strategic asset which largely defines the company's growth capacity and future profitability. The land bank is located in the following states: Federal District, State of Mexico, Puebla, Hidalgo,

Quintana Roo, Jalisco, and Michoacán. The following table shows a breakdown of SARE's land inventory based on the acquisition method used:

Acquisition method	# of lots	% Share
Contribution	7,035	44%
Co-ownership	630	4%
Deferred payments	8,077	51%
Direct purchase	199	1%
Total	15,941	100%

Contributed lots correspond to agreements with landowners under which the lands are usually paid for with funds obtained when the units are documented and collected on. Co-ownership consists of land acquired jointly with independent investors who acquire a property to be developed jointly. In the deferred payment scheme, land is acquired by means of a down payment and the remaining balance is negotiated by means of an agreement for future payments. In direct purchasing the company acquires the land by payment of a lump sum. Of the 15,941 lots in SARE's land bank, 14,746 units correspond to the lower-income segment and 1,195 units to the middle-income and residential segment.

e.2) Reservation of mortgage commitments:

Mortgage commitments or creditor's rights, consist of notifications in which mortgage institutions confirm the availability of mortgage financing for SARE clients once the company has obtained eligible buyers based on the credit profile established by each housing fund. These confirmations are received through mortgage letters of undertaking issued by the housing funds and are known as mortgage letters of undertaking. As of March 31, 2003, SARE had 3,511 mortgage commitments, distributed as follows:

Housing fund	# of mortgages	% Share
INFONAVIT	2,122	60%
SHF	93	3%
FOVISSSTE	1,296	37%
Total	3,511	100%

f) Operation:

SARE optimizes the use of its working capital through systematic application of the following strategies: pre-market programs for middle-income and residential housing, which enables the company to finance part of its construction costs with advances from clients; faster construction processes in the lower-income segment through use of industrial production methods involving metal forms for premixed concrete; and strict control of documentation and collection processes.

f.1) Liquidity:

As of March 31, 2003, the liquidity ratio is 2.8 times, measured as current assets over current liabilities. The company's cash flow for this date amounted to MX$78,108. Figures for March 31, 2002 show a liquidity ratio of 2.7 times and cash flow of MX$65,044.

SARE's working capital calculated as current assets minus current liabilities grew 42%, going from MX$724,240 in the first quarter of 2002 to MX$1,030,029 in the first quarter of 2003.

f.2) Collections:

In the first quarter of fiscal 2003, SARE collected MX$223,230 or 825 units. Collections in the first quarter of fiscal 2002 totaled MX$160,855 or 388 units.

f.3) Leverage:

As of March 31, 2003, the company's net onerous debt, calculated as short-term and long-term liabilities with financial cost minus cash flow, amounted to MX$324,805. The stockholders' equity as of the same date amounted to MX$768,034. The leverage ratio, measured as net onerous debt to stockholders' equity, is 0.42 times. The relevant figures as of March 31, 2002, report net onerous debt of MX$236,156 and stockholders' equity of MX$611,889. At the end of the first quarter of fiscal 2002 the leverage ratio, measured as net onerous debt to stockholders' equity, is 0.38 times.

Total leverage, measured as total liabilities to stockholders' equity, went from 0.98 to 1.16 times between the first quarters of 2002 and 2003. This increase obeys the need to finance growth of the accounts receivable portfolio and land bank in accordance with SARE's strategy of increasing its volume and operating capacity.

III. RELEVANT FACTS:

a) Placement of *Certificado Bursatil*, second portion:

On April 11, 2003 SARE placed MX$200 million in the financial markets as part of its program of *Certificados Bursatiles* authorized by the CNBV and the BMV for a total of MX$400 million. This issue completes the authorized program, given that the first MX$200 million section was placed on December 6, 2002. The issue was placed at a term of four years and with a rate equivalent to the Interbank Balance Interest Rate (Spanish acronym TIIE) plus 175 base points. The structure was rated Aa1.mx by Moody's and AA (mex) by Fitch Ratings.

The program is designed to finance construction of developments with a maximum price of 500,000 UDIS per unit for the INFONAVIT, Sociedad Hipotecaria Federal and FOVISSSTE markets. SARE anticipates that the issue will strengthen its financial structure, streamline its operating structure, guarantee long-term resources, and generate financial savings in the long term. From a qualitative standpoint, the company is strengthening its institutionalization processes and its participation in securities markets.

b) SARE-CEMEX productive alliance:

SARE signed a productive alliance with CEMEX to raise the quality of housing built in Mexico. Through this agreement, SARE and CEMEX will work together to design and develop new construction products and technologies to help build housing under better conditions of time, cost and quality. SARE and CEMEX have joined forces to identify and exploit new niches of opportunity, which translates into the construction of more better homes for Mexican families. The important synergies produced will become a new reference for the best practices in the industrial construction of high quality housing in Mexico.

In the spirit of this agreement, CEMEX will offer optimum market conditions in all locations where SARE builds housing and provide the necessary training to obtain the greatest possible benefits from its products. The agreement between the two companies was signed by Dionisio Sánchez Carbajal, SARE's President and Juan Romero, Chairman of CEMEX Mexico.

EXHIBIT I:

Recognition of revenues:

Revenues from housing sales are recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including expenses for each project, is recognized in proportion to such revenues based on the budgeted income statement defined for each development, which is adjusted to reflect increases in real versus estimated costs, as a result of which each year's profit is affected when the company knows and compares the real cost of the units sold with that applied on the basis of estimates.

The company applies the percentile work progress method for costs incurred and revenues, when the following conditions have been met: (i) the client has signed the corresponding purchase-sale agreement when required; (ii) the client has delivered the down payment, if required; and (iii) the client has submitted the documentation requested by the housing fund or financial institution granting the individual mortgage.

The down payment mentioned in point (ii) above may be paid in installments, by agreement between the company and the client in the purchase-sale agreement, and if the buyer complies with the payment schedule the company recognizes the revenue in the manner indicated above. If the buyer defaults, recognition of revenues imputable to the unit is suspended until the default is regularized or a new buyer is identified for the unit. The deed of sale and disbursement of mortgage financing will not proceed unless the buyer has paid the full amount of the down payment.

The costs of the development include the base cost of the land where it is built, costs incurred for licenses and permits related to the project, direct materials, labor, and all related indirect expenses, such as indirect labor, purchasing, equipment repairs, and depreciation. General and administrative expenses are charged to results when incurred. Provisions for estimated losses are recognized in the year when they are resolved. Financial costs are reported in full in the integral cost of financing. The company does not capitalize any financial costs.

SARE HOLDING, S.A. DE C.V. ANNOUNCES RESULTS FOR THE SECOND QUARTER OF FISCAL 2003 AND COMPARATIVE FIGURES FROM THE CORRESPONDING PERIODS IN FISCAL 2002.

PRELIMINARY NOTE

Presentation of financial statements.

At the end of the first half of fiscal 2003, the company sold its stockholdings in various service companies whose activities are not directly related to housing construction and sales, which are listed below:

- GS Comercial, S. de R.L.
- TI Diseño y construcción de interiores, S.A. de C.V.
- SARE Agente de Seguros, S.A. de C.V.
- SARE Avalúos, S.A. de C.V.

The size of these companies' operations does not represent a significant factor in the total results of Sare Holding, S.A. de C.V. SARE's management considered the sale of these companies, for purposes of consolidation as of June 30, 2003, as though it had occurred on January 1, 2003, to facilitate the reading of its financial statements and assessment of its performance as a business specialized in housing construction and sales. On the other hand, direct comparisons can be drawn between Sare Holding's results and the figures reported by the leading public enterprises in the sector.

Also some minor costs and expense accounts were reclassified in order to bring the presentation of Sare Holding's results in line with market practices. Figures from previous years have been reclassified in the same manner.

SARE Holding, S.A. de C.V. Results for the second quarters of fiscal 2003 and 2002. The figures contained in this report are stated in thousands of constant pesos as of June 30, 2003.

COMMENTS ON THE RESULTS FROM THE SECOND QUARTER OF FISCAL 2003 COMPARED WITH THE SECOND QUARTER OF 2002.

I. RELEVANT DATA:

The main comparative indicators of the company's results for the second quarters of fiscal 2003 and 2002 are as follows:

- Total sales rose 10.4%, going from MX$484,816 in the second quarter of 2002 to MX$535,410 in the second quarter of 2003.

- Total sales volume rose 9.2%, going from 1,590 units in the second quarter of 2002 to 1,737 units in the second quarter of 2003.

- EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) rose 5.5%, going from MX$91,264 to MX$96,315 between the second quarters of fiscal 2002 and 2003.

- Net profit in the second quarter of fiscal 2003 amounted to MX$45,559 or 8.5% of sales and represents a 0.9% decrease compared with the net profit of MX$46,016 or 9.5% of sales obtained in the second quarter of fiscal 2002.

- Collections in the second quarter of 2003 totaled MX$430,253, a 33% gain over collections reported in the same period in 2002, which totaled MX$323,510.

- In terms of volume, collections increased 66.4%, going from 1,030 units in the second quarter of 2002 to 1,714 units in the second quarter of 2003.

II.- CORPORATE PERFORMANCE:

a) Nominal sales and volumes:

SARE's sales are subdivided into three main categories:

- Lower-income housing (LIH);
- Middle-income and residential housing (MRH); and
- Land.

Based on the company's own internal classification, the lower-income segment is understood to include housing priced no higher than MX$500 thousand, middle-income housing is priced between MX$500 thousand and MX$1.5 million, and residential housing includes all units priced above MX$1.5 million. Sales of middle-income and residential housing are reported jointly. The category of land corresponds to sporadic sales of lots depending on market conditions. A breakdown of SARE's total sales in these three main areas is shown in the following table:

Category	II Q 2003	II Q 2002	Variation
Lower-income	MX$386,563	MX$321,599	20%
Middle-income and residential	MX$123,519	MX$128,710	(4%)
Land sales	-	-	-
Others	MX$25,328	MX$34,507	(27%)
Total sales	MX$535,410	MX$484,816	10%

SARE's total sales grew 10.4% between the second quarters of 2002 and 2003, going from MX$484,816 to MX$535,410. The company reports its revenues using the work progress accounting method used by the most important housing companies in the industry, as explained in Exhibit I herein.

a.1) Lower-income housing (LIH)

In the second quarter of fiscal 2003, SARE sold 1,600 lower-income units. The regional distribution of these volumes is shown in the following table, comparing the relevant figures for the second quarters of fiscal 2002 and 2003:

State	II Q 2003	% Share	II Q 2002	% Share
Federal District	56	3%	65	4%
State of Mexico	460	29%	582	39%
Puebla	227	14%	735	49%
Quintana Roo	580	36%	117	8%
Hidalgo	122	8%	-	Abs.
Michoacán	43	3%	-	Abs.
Jalisco	112	7%	-	Abs.
Total volume	1,600	100%	1,499	100%

The distribution of these volumes, classified by source of mortgage financing used, is shown in the following table:

Mortgage fund	II Q 2003	% Share	II Q 2002	% Share
INFONAVIT	1,158	72%	1,418	95%
Sociedad Hipotecaria Federal	49	3%	30	2%
FOVISSSTE	378	24%	-	-
Others	15	1%	51	3%
Total	1,600	100%	1,499	100%

a.2) Middle-income and residential housing (MRH):

In the second quarter of fiscal 2003, SARE sold 137 middle-income and residential housing units, which are compared favorably with the 91 units sold in the second quarter of 2002. The regional distribution of these sales is shown in the following table:

State	II Q 2003	% Share	II Q 2002	% Share
Federal District	109	80%	65	71%
State of Mexico	26	19%	26	29%
Cancún	2	1%	-	-
Total volume	137	100%	91	100%

SARE offers its middle-income and residential housing clients a diverse range of options for mortgages financed through commercial banks or SOFOLES. Part of these mortgages were financed with funds obtained from Sociedad Hipotecaria Federal.

a.3) Total volumes:

The following table shows the performance of the company's sales volumes divided into the categories of lower-income housing (LIH) and Middle-income and residential housing (MRH).

Segment	II Q 2003	II Q 2002	Variation
Lower-income housing (LIH)	1,600	1,499	7%
Middle-income and residential (MRH)	137	91	50%
Total volume	1,737	1,590	9%

The growth in sales volumes observed between the second quarters of 2002 and 2003 is explained by the growth in lower-income housing operations in the Federal District and the State of Mexico, Quintana Roo, Puebla, and Hidalgo, in addition to the start of operations in Jalisco and Michoacán. Also the middle-income housing market in the Federal District has grown due to better market conditions characterized by lower interest rates and greater availability of mortgages through commercial banks.

b) Sale prices:

The following table summarizes the performance of average sale prices for SARE's sales mix observed in the second quarters of fiscal 2002 and 2003.

Average sale price	II Q 2003	II Q 2002	Variation
Lower-income	MX$242	MX$215	13%
Middle-income and residential	MX$902	MX$1,414	(36%)
Average for the mix	MX$294	MX$283	4%

In accordance with its strategy of regional expansion, SARE has gradually increased its lower-income housing production in the states where it operates in order to develop a presence there and build a reputation as a leading competitor. This strategy has driven the company's average sale prices down, because prices offered outside the Mexico City area are lower than those observed in Mexico City. The company seeks to adjust its prices to local conditions, to reflect the cost of land and the population's income distribution.

On the other hand, in recent months SARE has promoted construction of middle-income housing at lower prices in response to growing demand for this type of housing in the Federal District. This segment has been stimulated by a generalized fall in interest rates, greater stability in macroeconomic variables, greater availability of mortgages, and tax deductions for mortgage interest. This favorable climate has helped low and middle class families acquire new housing by contracting mortgages.

SARE's 2002-2006 business plan anticipates a gradual recovery of sale prices as growth of lower-income housing outside the Mexico City area picks up and production of middle-income housing spreads to other areas.

c) Results:

The following table shows the comparative margins from the income statements for the second quarters of fiscal 2002 and 2003.

Margin	II Q 2003	II Q 2002
Gross	28.8%	28.8%
EBITDA*	18.0%	18.8%
Operating	17.4%	18.2%
CIF **	3.7%	1.7%
Net	8.5%	9.5%

* Earnings Before Interest, Taxes, Depreciation and Amortization.
** Integral cost of financing.

Between the second quarters of 2002 and 2003, the average price for the company's sales mix rose from MX$283 in the second quarter of 2002 to MX$294 in the second quarter of 2003, a 3.9% increase. The gross margin remained stable at 28.8% in both periods.

A breakdown of the gross margin by sales category is shown in the following table:

Gross margin	II Q 2003	II Q 2002
Lower-income	25.7%	26.2%
Middle-income and residential	36.2%	29.8%
Total mix	28.8%	28.8%

The operating margin dropped from 18.2% in the second quarter of 2002 to 17.4% in the second quarter of 2003. This reduction is explained by higher expenses reported by the new offices in Guadalajara and Morelia, which have been completing their operative setup. In accordance with its accounting policy, SARE does not capitalize its incremental expenses as preoperative.

As a result of the higher expenses reported in the period, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) dropped from 18.8% to 18.0% of sales between the second quarters of 2002 and 2003, a reduction of 80 points explained by the higher level of spending reported in the period. In nominal terms, SARE's EBITDA in the period grew 5.5%, going from MX$91,264 to MX$96,315 between the periods analyzed.

The CIF went from 1.7% in the second quarter of 2002 to 3.7% in the second quarter of 2003, an increase of 200 base points. This increase is explained by increased use of financing to support growing production volumes and new land acquisitions.

SARE's net profit for the second quarter of fiscal 2003 was MX$45,559, and represents a 1.0% decrease compared with the second quarter of fiscal 2002, when the company reported a net profit of MX$46,016. In percentile terms, SARE's net profit went from 9.5% in the second quarter of 2002 to 8.5% in the second quarter of 2003.

d) Assets:

At the end of the second quarter of 2003, the company's total assets amounted to MX$1,752,668. The main accounts are accounts receivable and inventories, which represent 41.1% and 42.3% of SARE's total assets respectively.

d.1) Client portfolio:

The following table shows the status of the company's client portfolio as of June 30, 2003 and 2002:

Client portfolio	II Q 2003	II Q 2002	Variation
Total portfolio	MX$720,238	MX$476,196	58%
Housing portfolio	MX$690,886	MX$451,233	53%
Equivalent units	2,503	1,873	34%
Rotation	113 days	146 days	n.a.

The increase in the portfolio observed in the second quarter of fiscal 2003 is explained by a combination of the following factors: growth of sales volumes reported throughout the period; the company's increasing regional diversification, which requires it to simultaneously start new developments in different locations; and a higher proportion of middle-income housing in the company's sales mix, which presents a longer construction cycle.

d.2) Inventories:

The following table shows a breakdown of the company's inventories as of June 30, 2003 and 2002 respectively:

Inventories	II Q 2003	II Q 2002	Variation
Land	MX$567,366	MX$332,633	71%
Work in progress	MX$174,329	MX$199,674	(13%)
Total inventory	MX$741,695	MX$532,307	39%

Between the second quarters of 2002 and 2003, the land inventory went from MX$332,633 to MX$567,366, a 71% increase. This increase is explained by new land acquisitions effected in recent quarters and represents an important foundation for future growth.

On the other hand, the company's inventories of work in progress went MX$199,674 in the second quarter of 2002 to MX$174,329 in the second quarter of 2003, which represents a 13% reduction achieved as a result of a faster sales process combined with the construction of a larger number of units using forms for pre-mixed concrete.

e) Reserves:

e.1) Land bank:

As of June 30, 2003, SARE has a reserve equivalent to 19,207 lots. The land reserve represents a strategic asset that largely defines the company's growth capacity, and future profitability. The land bank is located in the Federal District, State of Mexico, Puebla, Hidalgo, Quintana Roo, Jalisco, and

Michoacán. The following table shows a breakdown of SARE's land inventory by means of acquisition used:

Means of acquisition	# of lots	% Share
Contribution	9,811	51%
Co-ownership	1,825	9%
Deferred payments	7,433	39%
Direct purchase	138	1%
Total	19,207	100%

Contributed lots correspond to agreements with landowners under which the lots are normally paid for with funds obtained when the units are documented and collected on. Co-ownership consists of land acquired with independent investors that acquire a property to be developed jointly. In the deferred payment scheme, land is acquired in exchange for a down payment and the remaining balance is negotiated by means of an agreement for future payments. In direct purchases, the company acquires land for a lump sum payment. In the case of co-ownership SARE develops a real estate project for third parties under a contract, at the end of which the profits obtained are distributed. Of the 19,207 lots in SARE's land bank, 17,284 units correspond to the lower-income segment and 1,383 units to the middle-income and residential segment.

e.2) Reservation of mortgage commitments:

Mortgage commitments or creditor's rights, consist of notifications by which mortgage institutions confirm the availability of mortgage financing for SARE clients, once the company has identified qualified buyers based on the credit profile established by each housing fund. These confirmations are received through mortgage letters of undertaking issued by the housing funds and are known as mortgage letters of undertaking. As of June 30, 2003, SARE had 4,593 mortgage commitments, distributed as follows:

Housing funds	# of mortgages	% Share
INFONAVIT	3,345	73%
SHF	80	2%
FOVISSSTE	1,168	25%
Total	4,593	100%

f) Operation:

SARE optimizes the use of its working capital through systematic application of the following strategies: pre-market programs for middle-income and residential housing, which enable the company to finance part of its construction costs with advances from clients; faster construction processes in the lower-income segment through use of industrial production methods involving metal forms for premixed concrete; and strict control of documentation and collection processes.

f.1) Liquidity:

As of June 30, 2003, the liquidity ratio, measured as current assets over current liabilities, is 2.5 times. The company's cash flow on this date amounted to MX$153,984. The relevant data for June 30, 2002 show a liquidity ratio of 2.9 times and cash flow of MX$63,116. Working capital, measured as the difference between current assets and current liabilities, was MX$998,761 as of June 30, 2003, and MX$765,331 as of June 30, 2002.

f.2) Collections:

In the second quarter of 2003, SARE collected MX$430,253 or 1,714 units. Collections in the second quarter of 2002 totaled MX$323,510 or 1,030 units. The nominal increase in collections between the two periods is 33% and the increase in units collected on is 66%.

f.3) Leverage:

As of June 30, 2003, the company's net onerous debt, measured as short-term and long-term liabilities with financial costs minus cash flow, amounted to MX293,312. SARE's stockholders' equity as of the same date amounted to MX846,407. The leverage ratio, measured as net onerous debt to stockholders' equity, is 0.35 times. The figures for June 30, 2002, report net onerous debt of MX$247,801 and total stockholders' equity of MX$645,615. At the end of the second quarter of 2002, the net leverage ratio, measured as net onerous debt to stockholders' equity, is 0.38 times.

Total leverage, calculated as total liabilities to stockholders' equity, went from 0.89 to 1.07 times on June 30, 2002 and 2003, respectively. This increase responds to a need to finance growth of the accounts receivable portfolio and land bank in accordance with the company's policy of increasing its volume and operating capacity.

EXHIBIT I:

Recognition of revenues:

Revenues from housing sales are recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including expenses for each project, is recognized in proportion to such revenues based on the budgeted income statement defined for each development, which is adjusted to reflect increases in real versus estimated costs, as a result of which each year's profit is affected when the company knows and compares the real cost of the units sold with that applied on the basis of estimates.

The company applies the percentile work progress method for costs incurred and revenues, when the following conditions have been met: (i) the client has signed the corresponding purchase-sale agreement when required; (ii) the client has delivered the down payment, if required; and (iii) the client has submitted the documentation requested by the housing fund or financial institution granting the individual mortgage.

The down payment mentioned in point (ii) above may be paid in installments, by agreement between the company and the client in the purchase-sale agreement, and if the buyer complies with the payment schedule the company recognizes the revenue in the manner indicated above. If the buyer defaults, recognition of revenues imputable to the unit is suspended until the default is regularized or a new buyer is identified for the unit. The deed of sale and disbursement of mortgage financing will not proceed unless the buyer has paid the full amount of the down payment.

The costs of the development include the base cost of the land where it is built, costs incurred for licenses and permits related to the project, direct materials, labor, and all related indirect expenses, such as indirect labor, purchasing, equipment repairs, and depreciation. General and administrative expenses are charged to results when incurred. Provisions for estimated losses are recognized in the year when they are resolved. Financial costs are reported in full in the integral cost of financing. The company does not capitalize any financial costs.

SARE Holding, S.A. de C.V. Results for the third quarters of fiscal 2003 and 2002. The figures contained in this report are stated in thousands of constant pesos as of September 31, 2003.

COMMENTS ON THE RESULTS FROM THE THIRD QUARTER OF FISCAL 2003 COMPARED WITH THE THIRD QUARTER OF 2002.

I. RELEVANT DATA:

The main comparative indicators of the company's results for the third quarters of fiscal 2003 and 2002 are as follows:

- Total sales rose 48.3%, going from MX$460,771 for the third quarter of 2002 to MX$683,517 for the third quarter of 2003;

- Total sales volume rose 31.7%, going from 1,548 units in the third quarter of 2002 to 2,038 units in the third quarter of 2003;

- EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) rose 35.0 %, going from MX$76,417 to MX$103,183 between the third quarters of 2002 and 2003 respectively.

- Net profit for the third quarter of fiscal 2003 amounted to MX$51,462 or 7.5% of sales and represents a 31.3% increase compared with the net profit of MX$39,199 or 8.5% of sales obtained in the third quarter of fiscal 2002.

- Collections in the third quarter of 2003 totaled MX$307,091, a 77.8% gain over collections reported in the same period in fiscal 2002, which totaled MX$172,677.

- In terms of units, collections increased 31.3% going from 1,120 units in the third quarter of 2002 to 1,471 units in the third quarter of 2003.

II.- CORPORATE PERFORMANCE:

a) Nominal sales and volumes:

SARE's sales are subdivided into three main categories:

- Lower-income housing (LIH)
- Middle-income and residential housing (MRH)
- Land

Based on the company's own internal classification, the lower-income segment is understood to include housing priced no higher than MX$500 thousand, middle-income housing is priced between MX$500 thousand and MX$2.0 million and residential housing includes all units priced above MX$2.0 million. Sales of middle-income and residential housing are reported jointly. The category of land corresponds to sporadic sales of lots depending on market conditions. A breakdown of SARE's total sales in these three main areas is shown in the following table:

Category	III Q 2003	III Q 2002	Variation
Lower-income	MX$457,413	MX$315,550	45.0%
Middle-income and residential	MX$183,255	MX$122,852	49.0%
Land sales	13	4,508	(99.7%)
Others	MX$42,836	MX$17,861	139.83%
Total sales	MX$683,517	MX$460,771	48.3%

SARE's total sales grew 48.3% between the third quarters of fiscal 2002 and 2003, going from MX$460,771 to MX$683,517. The company reports its revenues using the work progress accounting method used by the most important housing companies in the industry, as explained in Exhibit I herein.

a.1) Lower-income housing (LIH):

In the third quarter of fiscal 2003, SARE sold 1,876 lower-income units, which represent a 30.9% increase from the same period in 2002, when it sold 1,433 units. The regional distribution of these sales is shown in the following table:

State	III Q 2003	% Share	III Q 2002	% Share
Federal District	98	5.2%	110	7.7%
State of Mexico	704	37.5%	481	33.6%
Puebla	225	12.0%	555	38.7%
Quintana Roo	483	25.8%	265	18.5%
Hidalgo	31	1.7%	22	1.5%
Michoacán	76	4.0%	-	Abs.
Jalisco	259	13.8%	-	Abs.
Total volume	1,876	100%	1,433	100%

Distribution of sales volumes, classified by source of mortgage financing used, is shown in the following table.

Mortgage fund	III Q 2003	% Share	III Q 2002	% Share
INFONAVIT	1,280	68.2%	1,381	96.4%
Sociedad Hipotecaria Federal	16	0.9%	22	1.5%
FOVISSSTE	526	28.0%	-	-
Others	54	2.9%	30	2.1%
Total	1,876	100%	1,433	100%

a.2) Middle-income and residential housing (MRH):

In the third quarter of fiscal 2003, SARE sold 162 middle-income and residential units, which represent a 40.9% increase compared with the third quarter of 2002, when it sold 115 units. The regional distribution of these sales is shown in the following table:

State	III Q 2003	% Share	III Q 2002	% Share
Federal District	105	65%	103	90%
State of Mexico	40	2%	12	10%
Cancún	17	10%	-	-
Total volume	162	100%	115	100%

SARE offers its middle-income and residential housing clients a diverse range of options for mortgages financed through commercial banks or SOFOLES. SOFOLES mortgages are usually financed with funds obtained from Sociedad Hipotecaria Federal.

a.3) Total volumes:

The following table shows a breakdown of the company's sales volume by segment, i.e. lower-income housing (LIH) and middle-income and residential housing (MRH).

Segment	III Q 2003	III Q 2002	Variation
Lower-income housing (LIH)	1,876	1,433	30.9%
Middle-income and residential (MRH)	162	115	40.9%
Total volume	2,038	1,548	31.7%

The growth in lower-income housing sales volume observed between the third quarters of fiscal 2002 and 2003 is explained by the company's greater regional diversification, added to larger number of developments in simultaneous operations. SARE has business operations in the Federal District and in the State of Mexico, Quintana Roo, Puebla, Hidalgo, Jalisco, and Michoacán.

Growth in the middle-income and residential segment between the two quarters analyzed is explained by greater availability of mortgages and more attractive terms which include lower interest rates, greater macroeconomic stability, options for contracting fixed rate mortgages, tax deductions for mortgage interest, unemployment insurance, Law on Accountability, etc.

b) Sale prices:

The following table shows average prices for SARE's sales mix classified by segment for the third quarters of fiscal 2002 and 2003.

Average sale price	III Q 2003	III Q 2002	Variation
Lower-income	MX$243.8	MX$220.2	10.7%
Middle-income and residential	MX$1,131.2	MX$1,068.3	5.9%
Average for the mix	MX$314.4	MX$283.2	11.0%

SARE has gradually increased its lower-income housing production outside the Mexico City metropolitan area in order to build a stronger commercial presence in other cities. This growth strategy has resulted in more stable and diversified growth and has driven average sale prices down because units offered in such cities are usually marketed as prices lower than those observed in the Mexico City area, SARE's traditional market. The company strives to adjust its prices to each city's conditions, cost and location of land, income distribution, and the likings and preferences of each population. On the other hand, SARE has marketed middle-income housing at more accessible prices in response to growing demand for this type of housing in the Federal District.

c) Results:

The following table summarizes the comparative margins from the income statements for the third quarter of fiscal 2002 and 2003:

Margin	III Q 2003	III Q 2002
Gross	25.7%	26.9%
EBITDA*	15.1%	16.6%
Operating	14.6%	16.0%
CIF **	1.6%	1.6%
Net	7.5%	8.5%

* Earnings Before Interest, Taxes, Depreciation and Amortization.
** Integral cost of financing.

The average price of the sales mix rose 11.0%, from MX$283.2 in the third quarter of 2002 to MX$314.4 in the third quarter of 2003.

The gross margin fell from 26.9% in the third quarter of 2002 to 25.7% in the third quarter of 2003, a loss of 120 base points. The lower gross margin reported in this quarter is explained by growth in production and a larger proportion of lower-income housing marketed outside the Mexico City area at lower prices. Although this growth strategy resulted in a lower gross margin, the company's total revenues were strengthened with a total increase of 48.3% between the two quarters.

A breakdown of the gross margin by segment is shown in the following table:

Gross margin	III Q 2003	III Q 2002
Lower-income	24.3%	23.1%
Middle-income and residential	28.3%	30.1%
Total mix	25.4%	25.1%

The operating margin dropped from 16.0% in the third quarter of 2002 to 14.6% in the third quarter of 2003, a loss of 140 base points. The lower operating margin obtained is explained by the lower gross margin obtained and the higher level of expenses the company has had to absorb in relation to the opening of its new regional offices in Guadalajara and Morelia. In accordance with SARE's accounting policy, expenses related to the opening and start of operations of these offices are sent directly to expenses without being capitalized as preoperative expenses. As these offices raise their production levels and reach their balance point, it is to be expected that their incremental contribution to expenses will gradually decrease.

Between the third quarters of 2002 and 2003, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) went from 16.6% to 15.1%. In nominal terms, SARE's EBITDA grew 35.0%, going from MX$76,417 in the third quarter of 2002 to MX$103,183 in the third quarter of 2003.

Between the two periods analyzed, the CIF remained stable at 1.6% of sales, notwithstanding the significant growth observed in the company's revenues. This result is explained by a combination of lower interest rates and the company's ability to finance a large part of its growth with its own resources.

SARE's net profit in the third quarter of 2003 was MX$51,462 and represents a 31.3% increase from the net profit in the third quarter of 2002, equivalent to MX$39,199. In percentile terms, SARE's net profit fell from 8.5% in the third quarter of 2002 to 7.5% in the third quarter of 2003, a loss of 100 base points explained mainly by the lower gross margin obtained in the period.

d) Assets:

At the end of the third quarter of 2003, the company's total assets amounted to MX$2,015,746. The main items are accounts receivable portfolio of MX$962,008 and total inventories of MX$842,946, which represent 45.9% and 41.8% of the company's total assets respectively.

d.1) Client portfolio:

The following table shows the performance of the company's client portfolio as of September 30, 2003 and 2002

Client portfolio	Sep 30 2003	Sep 30 2002	Variation
Total portfolio	MX$926,008	MX$626,192	47.9%
Housing portfolio	MX$901,898	MX$589,470	53.0%
Equivalent units	3,143	2,374	32.4%
Rotation	160 days	139 days	n.a.

The increase in the accounts receivable is explained by a combination of the following factors: cumulative growth of production sales volumes; greater regional diversification, which requires a larger number of developments operating simultaneously; and a larger proportion of middle-income housing in the company's sales mix. Middle-income housing presents a longer production cycle, because it includes a large number of apartment buildings for which construction times are usually longer than for single family units.

d.2) Inventories:

The following table shows a breakdown of the company's inventories as of September 30, 2003 and 2002 respectively:

Inventories	Sep. 30, 2003	Sep. 30, 2002	Variation
Land	MX$626,436	MX$522,355	19.9%
Work in progress	MX$216,510	MX$176,530	22.6%
Total	MX$842,946	MX$698,855	20.6%

Between the third quarters of fiscal 2002 and 2003 the land inventory increased 19.9%, from MX$522,355 to MX$626,436. The increase observed is explained by land acquisitions effected in recent quarters to support the companies for future growth and achieve greater diversification by cities and segments.

On the other hand, inventories of work in progress increased 22.6%, from MX$176,530 in the third quarter of 2002 to MX$216,510 in the third quarter of 2003. The increase in inventories of work in progress is explained by a combination of a drop in speed of sales and construction.

e) Reserves:

e.1) Land bank:

As of September 30, 2003, SARE had a land reserve equivalent to 17,897 housing units. The land bank is a strategic asset that largely defines the company's growth capacity, sale prices, and future profitability. The land reserve is located in the Federal District, State of Mexico, Puebla, Hidalgo,

Quintana Roo, Jalisco, and Michoacán. The following table shows a breakdown of SARE's land inventory classified by means of acquisition used:

Means of acquisition	# of lots	% Share
Contribution	8,192	45.8%
Co-ownership	1,715	9.6%
Deferred payments	7,481	41.8%
Direct purchase	509	2.8%
Total	17,897	100%

Contributed lots correspond to agreements with landowners under which the lots are paid for with funds obtained when the units are documented and collected on. This type of acquisition reduces the company's need for working capital. In the case of co-ownership SARE's develops a real estate project through a contract with third parties at the end of which profits obtained are divided among the parties. The deferred payment scheme includes land acquired by payment of an initial down payment, and the remaining balance is liquidated by means of an agreement for future payments. Finally, direct purchases imply acquisition of the land for a lump sum payment.

As regards its breakdown by segment, SARE's land bank includes 16,738 units intended for the lower-income segment and 1,159 units for middle-income and residential segment.

e.2) Reservation of mortgage commitments:

Mortgage commitments, or creditor's rights, consist of notifications by which mortgage institutions confirm the availability of mortgage financing for SARE's clients once the company has identified qualified buyers based on the credit profile established by each housing fund. These confirmations are received through mortgage letters of undertaking issued by the housing funds and are known as mortgage letters of undertaking. As of September 30, 2003, SARE had 6,744 mortgage commitments distributed as follows:

Housing fund	# of mortgages	% Share
INFONAVIT	5,004	74.2%
FOVISSSTE	1,740	25.8%
Total	6,744	100%

f) Operation:

f.1) Liquidity:

As of September 30, 2003, the liquidity ratio , measured as current assets over current liabilities, is 2.8 times. The company's cash flow on this date amounted to MX$142,554. Figures for the same date in fiscal 2002 show a liquidity ratio of 2.6 times and cash flow of MX$37,692. Working capital, measured as a difference between current assets and current liabilities, was MX$1,263,563 as of September 30, 2003 and MX$895,927 at the end of the third quarter of 2002.

f.2) Collections:

In the third quarter of fiscal 2003, SARE collected MX$307,091 or 1,471 units. Collections in the third quarter of 2002 totaled MX$172,677 or 1,120 units. The percentile increase in collections between the two periods is 77.8% and the increase in units collected on is 31.3%.

f.3) Leverage:

As of September 30, 2003, the company's net onerous debt, measured as short-term and long-term liabilities with financial cost minus cash flow, amounted to MX314,496. SARE's stockholders' equity as of the same date amounted to MX$932,205. The leverage ratio, measured as net onerous debt to stockholders' equity, is 0.34 times. Figures for September 30, 2002 report net onerous debt of MX$306,469 and total stockholders' equity of MX$720,204. At the end of the third quarter of 2002, the net leverage ratio was 0.43 times. The company was able to keep its net leverage relatively stable despite the growth in its operations due to its internal generation of free cash flow.

Total leverage, calculated as total liabilities to stockholders' equity, went from 1.12 to 1.16 between September 30, 2002 and the same date in 2003. This increase is explained by the need to finance growth of the accounts receivable portfolio and the land bank in accordance with SARE's strategy of increasing its volume and operating capacity.

III. RELEVANT FACTS:

a) Registration for Initial Public Offering of Shares:

On October 8, 2003, SARE published a preliminary prospectus for an Initial Public Offering of Shares. This prospectus can be consulted on the Mexican Stock Exchange (Bolsa Mexicana de Valores) website at www.bmv.com.mx. The terms and conditions of the Offer are detailed in said document. The company plans to place this capital among the investing public in the fourth quarter of 2003, provided market conditions are favorable.

b) Shareholders' Meeting:

In preparation for the placement of SARE's Initial Public Offering, an Extraordinary General Shareholders' Meeting was held on September 29, 2003, which, among other matters, resolved to implement an increase in capital by issuing 157,000,000 common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of SARE's capital stock. The increase was ordered in three parts:

1. Capitalization of minority interest and exercise of right of preemption:

The first part of the increase consisted of capitalization of a liability reported by SARE as minority interest, in favor of Grupo Inmobiliario S.R.K., for MX$116 million, by subscription of 35,547,898 common, registered, Series B, Class II, shares at a price of MX$3.26 each. In use of the right of preemption granted to them in SARE's Bylaws, certain shareholders subscribed 3,815,965 shares from the increase in capital, for a total price of MX$12,452,269, in order to reduce their degree of dilution in the new structure of SARE's capital stock.

Stock Sale Plan for Corporate Officers:

The second part of the increase consisted of issuing 12,000,000 common, registered, Series B, Class II, shares, destined for a Stock Sale Plan for corporate officers. The shares representing this part of the increase have not been subscribed, and will be assigned, at a later date, to corporate officers, at the same price, under the terms of the Stock Sale Plan approved by the corporation. the Stock Sale Plan is contingent on the implementation of an Initial Public Offering of SARE's capital and the shares not subscribed will be cancelled.

3. Public Offering

The third part of the increase consisted of issuing 100,000,000 common, registered, Series B, Class II, shares, destined for the Primary Public Offering of Shares, in the understanding that any and all of the shares that are not subscribed and paid in said Primary Offering will be cancelled.

EXHIBIT I:

Recognition of revenues:

Revenues from housing sales are recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including expenses for each project, is recognized in proportion to such revenues based on the budgeted income statement defined for each development, which is adjusted to reflect increases in real versus estimated costs, as a result of which each year's profit is affected when the company knows and compares the real cost of the units sold with that applied on the basis of estimates.

The company applies the percentile work progress method for costs incurred and revenues, when the following conditions have been met: (i) the client has signed the corresponding purchase-sale agreement when required; (ii) the client has delivered the down payment, if required; and (iii) the client has submitted the documentation requested by the housing fund or financial institution granting the individual mortgage.

The down payment mentioned in point (ii) above may be paid in installments, by agreement between the company and the client in the purchase-sale agreement, and if the buyer complies with the payment schedule the company recognizes the revenue in the manner indicated above. If the buyer defaults, recognition of revenues imputable to the unit is suspended until the default is regularized or a new buyer is identified for the unit. The deed of sale and disbursement of mortgage financing will not proceed unless the buyer has paid the full amount of the down payment.

The costs of the development include the base cost of the land where it is built, costs incurred for licenses and permits related to the project, direct materials, labor, and all related indirect expenses, such as indirect labor, purchasing, equipment repairs, and depreciation. General and administrative expenses are charged to results when incurred. Provisions for estimated losses are recognized in the year when they are resolved. Financial costs are reported in full in the integral cost of financing. The company does not capitalize any financial costs.

SARE HOLDING, S.A. DE C.V.

CALL

By resolution of the Board of Directors, the shareholders of **"SARE HOLDING", S.A. de C.V.** are hereby convened to an Ordinary General Shareholders' Meeting to be held at 5:00 p.m. on March 26, 2003, at the "English Room" of the Complex known as 'Conjunto Ambrosia', located at Periférico Sur No. 3395, Colonia Rincón del Pedregal, in this city, to rule on the matters contained in the following:

AGENDA

I. Board of Directors' report, including Financial Statements for the year ending on December 31, 2002 submitted as provided for in the General Partnership and Corporation Law containing statements both of this company and of the ones controlled thereby. Also including the Statutory Auditor's report.

II. Application of results and dividend distribution.

III. Appointment or ratification of members of the Board of Directors, Statutory Auditors and Officers.

IV. Determination of their remuneration.

V. Discussion and approval, if necessary, to increase the variable portion of the capital stock.

VI. Appointment of individual or individuals that will act as Delegates to appear before Public Notary or Public Broker of their choice to formalize the resolutions adopted by the present Meeting and carry out the recording of pertinent legal instrument with the Public Registry of Commerce, if necessary.

Shareholders who appear as holders of one or more shares in the Company's Share Registry Book will be admitted to the Meeting. Such Share Registry Book will be deemed closed twenty four hours before the time fixed to hold the Meeting.

Thus, to be entitled to attend to the Meeting, no later than on March 24, 2003, shareholders must obtain their admission card at the offices of the Company's Board of Direction Secretariat, located at Periférico Sur No. 3395, 3rd. Floor, Colonia Rincón del Pedregal, Delegación Tlalpan, México City, Federal District, Postal Code 14120 which will be issued against deposit of pertinent share certificates in favor of the person under whose name such shares representing capital stock are recorded.

Shares deposited for the purpose of evidencing the right to attend to the meeting will be returned after its holding and against submittal of acknowledgement of receipt issued to the shareholder.

Shareholders may attend to the Meeting by proxy, with general or special powers, appointed by power-of-attorney letter signed and witnessed by two individuals or principals.

Mexico City, Federal District, March 10, 2003.

/s/DIONISIO SANCHEZ GONZALEZ
DIONISIO SANCHEZ GONZALEZ, C.P.A.
Chairman of the Board of Directors
Signature

SARE HOLDING, S.A. DE C.V.

CALL

By resolution of the Board of Directors, the shareholders of SARE HOLDING, S.A. de C.V., are hereby convened to an Extraordinary General Shareholders' Meeting to be held at 5:00 p.m. on July 22, 2003 at the "English Room" of the Complex known as 'Conjunto Ambrosía', located at Periférico Sur No. 3395, Colonia Rincón del Pedregal, in this city, to rule on the matters contained in the following:

AGENDA

I. Cancellation of shares issued and deposited in the Corporate Treasury, pending subscription and payment, which were issued by resolution taken in the Ordinary and Extraordinary General Shareholders' Meeting held on the twenty sixth day of March of the present year.

II. Proposal to restructure the Corporation's capital stock and amend Clause Six of the Bylaws, in order to: 1) create a sole Series B of common, registered shares, without indication of par value, representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock, and 2) adjust the number of common, registered shares, Class I and Class II, without indication of par value, representing the Corporation's capital stock, determined by the Meeting, so that each share has a theoretical value below its present value.

III. Proposal to increase the variable portion of the capital stock by issuing the number of new common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock determined by the Meeting, which, in their totality, may be the object of a public offering of shares in Mexico through Bolsa Mexicana de Valores, S.A. de C.V., subject to the terms authorized by the National Banking and Securities Commission, which will be offered for subscription and payment with the conditions, price, form date, and other terms determined by the Board of Directors or the Finance Committee of the Corporation, as determined by the Meeting.

IV. Proposal to enter the Corporation's shares in the Securities Section of the National Securities Registry, kept by the National Banking and Securities Commission, and to have them listed by Bolsa Mexicana de Valores, S.A. de C.V.

V. Proposal to fully amend the Bylaws of the Corporation to conform to the provisions of the Securities Market Act and the regulations issued by the National Banking and Securities Commission applicable to corporations with shares registered in the Securities Section of the National Securities Registry.

VI. Proposal, subject to entry of the Corporation's shares in the Securities Section of the National Securities Registry, to create a Stock Repurchase Fund in the Corporation's stockholders' equity, with funds obtained from profits retained under the terms of Article 14 Bis 3, Item I, of the Securities Market Act.

VII. Proposal to exchange the stock certificates representing the Corporation's current capital stock.

VIII. Appointment and/or ratification of the members of the Board of Directors, Secretary, and Statutory Auditor of the Corporation, proprietary and alternate, and appointment and/or ratification of the members of the Corporation's different committees.

IX. Proposal for the Corporation to implement and issue a public offering of *Certificados Bursátiles*, subject to prior authorization by the National Banking and Securities Commission, under the terms and conditions resolved in this Meeting.

X. Proposal to grant general and/or special powers of attorney to the persons who are to conduct all necessary formalities to obtain authorization from the National Banking and Securities Commission for the public offering of shares representing the Corporation's capital stock and to obtain entry of those shares in the Securities Section of the National Securities Registry and have them listed by Bolsa Mexicana de Valores, S.A. de C.V.

XI. Appointment of delegates to carry out and formalize the resolutions adopted by this Meeting.

Mexico City, Federal District, July 8, 2003.

DIONISIO SÁNCHEZ GONZALEZ, CPA
Chairman of the Board of Directors
Signature

A STAMPED SEAL
WITH THE MEXICAN
NATIONAL EMBLEM
READING:
UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC No. 129
MEXICO CITY
FEDERAL DISTRICT

El Sol de Mexico MONDAY, SEPTEMBER 15, 2003.

SARE CAPITAL, S.A. DE C.V.

CALL

By resolution of the Board of Directors, the shareholders of **SARE CAPITAL, S.A. de C.V.**, are hereby convened to an Extraordinary General Shareholders' Meeting to be held at 5:00 p.m. on September 29, 2003, at the "Salón inglés" of the complex known as 'Conjunto Ambrosía', located at Periférico Sur No. 3395, Colonia Rincon del Pedregal, in this City, to rule on the matters contained in the following:

AGENDA

I. Proposal to change the name of the Corporation and amend Article One of the Bylaws accordingly.

II. Appointment of delegates to execute and formalize the resolutions adopted in this Meeting.

Mexico City, Federal District, September 15, 2003.

BENJAMIN LOZANO RANGEL, C.P.A.
Proprietary Statutory Auditor of the Board of Directors
Signature

SARE HOLDING, S.A. DE C.V.

CALL

By resolution of the Board of Directors, the shareholders of SARE HOLDING, S.A. de C.V. are hereby convened to an Extraordinary General Shareholders' Meeting to be held at 6:00 p.m. on September 29, 2003, at the "Salón inglés" of the Complex known as 'Conjunto Ambrosía, located at Periférico Sur No. 3395, Colonia Rincón del Pedregal, in this city, to rule on the matters contained in the following:

AGENDA

I. Cancellation of shares issued and deposited in the Corporate Treasury pending subscription and payment, which were issued by resolution taken in the Extraordinary General Shareholders' Meeting held on the twenty-second day of July of the present year.

II. Proposal for the Corporation to implement a plan to sell shares to officers of the corporation and/or its subsidiaries.

III. Proposal to effect an increase in the variable portion of the capital stock by capitalization of a liability in favor of SARE Capital, S.A. de C.V., by issuing the number of common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock determined by the Meeting.

VI. Proposal to effect an increase in the variable portion of the capital stock in two parts by: (i) issuing the number of new common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock determined by the Meeting, to be offered for subscription and payment to a trust created by the corporation under the terms and conditions determined by the Board of Directors or the Evaluation and Compensation Committee, as determined by the Meeting; and (ii) issuing the number of new common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock determined by the Meeting, which, in their totality, may be the object of a public offering of shares in Mexico through Bolsa Mexicana de Valores, S.A. de C.V., subject to the terms authorized by the National Banking and Securities Commission, and which will be offered for subscription and payment with the conditions, price, form, date, and other terms established by the Board of Directors or the Finance Committee as determined by the Meeting.

V. Ratification of the resolutions taken by the Extraordinary General Shareholders' Meeting held on the twenty second day of July of the present year.

VI. Approval of the Bylaws of the corporation, and, if necessary, amendment of various articles therein.

VII. Appointment of Delegates to carry out and formalize the resolutions adopted by the present Meeting.

Mexico City, Federal District, September 15, 2003.

BENJAMIN LOZANO RANGEL, C.P.A.
Proprietary Statutory Auditor of the Board of Directors
Signature

Summary of the General Ordinary Shareholders Meeting of Sare Holding, S.A. de C.V. held on March 26, 2003.

The shareholders of Sare Holding, S.A. de C.V. issued the following resolutions

1. Resolved to approve (i) the Board of Directors' annual report; (ii) the Financial Statements for the year ending on December 31, 2002 submitted as provided for in the Mexican General Corporation Law containing statements both of this company and of the ones controlled thereby; and, (iii) the Statutory Auditor's report.

2. Resolved to approve the application of results and dividend distribution of the Company among the shareholders.

3. Resolved to approve the appointment of members of the Board of Directors, Statutory Auditors and Officers, as well as their remuneration.

4. Resolved to approve the issuance of treasury shares for a possible increase of its capital stock.

04 FEB -9 AM 7:21

SARE HOLDING, S.A. DE C.V.
EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING
JULY 22, 2003.

At Mexico City, Federal District, domicile of SARE Holding, S.A. de C.V., at 5:00 p.m. on July 22, 2003, the shareholders of the Corporation whose names appear in the attached Attendance List met at the Corporation's offices located at Periférico Sur 3395, Colonia Rincón del Pedregal, C.P. 14120, Mexico D.F., to hold an Extraordinary Shareholders' Meeting to which they were duly convened by call published in the daily newspaper *El Sol de México* on July 9, 2003.

The Meeting was chaired by Mr. Dionisio Sánchez González, by virtue of his capacity as Chairman of the Board of Directors, and, at the Chairman's request and with the consent of all present, Mr. Vicente Grau Alonso acted as Secretary. Benjamín Lozano Rangel, Certified Public Accountant, the Corporation's Proprietary Statutory Auditor, also attended.

The Chairman appointed Dionisio Julian Sánchez Carbajal and Elías Reyes Castellanos Tellers, who, after accepting their appointment and examining the Corporation's Book of Shares and the powers of attorney granted by the shareholders to their representatives, prepared the attached attendance list, wherein they certified that 1,758,503 (One million seven hundred and fifty-eight thousand five hundred and three) common, registered voting shares of the 1,945,941 (One million nine hundred and forty-five thousand nine hundred and forty-one) registered, voting shares, representing 90.36% of the capital stock, were represented at the meeting.

Based on the Tellers' certification and in accordance with the provisions of Articles 186 and 190 of the General Corporations Act and Clause Twenty-Five of the Bylaws, the Chairman declared the Meeting legally convened and instructed the Secretary to read the following:

AGENDA

I.- Cancellation of shares issued and deposited in the Corporate Treasury, pending subscription and payment, which were issued by resolution of the Corporation's Shareholders in the Ordinary and Extraordinary General Meeting held on the twenty-sixth day of March of the present year.

II.- Proposal to restructure the Corporation's capital stock and amend Clause Six of the Bylaws in order to: 1) create a sole Series B of common, registered shares, without indication of par value, representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock; 2) adjust the number of common, registered, Class I and Class II shares, without indication of par value, representing the Corporation's capital stock so that each share has a theoretical value below its present value as determined by the Meeting.

III.- Proposal to increase the variable portion of the capital stock by issuing the number of new common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock determined by the Meeting, which in their totality may be the object of a public offering of shares in Mexico through Bolsa Mexicana de Valores, S.A. de C.V., subject to the terms authorized by the National Banking and Securities Commission, which will be offered for subscription and payment with the conditions, price, form, date, and other terms determined by the Board of Directors or Finance Committee of the Corporation as determined by the Meeting.

IV.- Proposal to enter the Corporation's shares in the Securities Section of the National Securities Registry, kept by the National Banking and Securities Commission, and have them listed by Bolsa Mexicana de Valores, S.A. de C.V.

V.- Proposal to amend the Corporation's Bylaws in their totality, to conform to the provisions of the Securities Market Act and the regulations issued by the National Banking and Securities Commission applicable to corporations with shares registered in the Securities Section of the National Securities Registry.

VI.- Proposal, subject to entry of the Corporation's shares in the Securities Section of the National Securities Registry, to create a Stock Repurchase Fund in the Corporation's stockholders' equity with funds obtained from profits retained under the terms of Article 14 Bis 3, Item I, of the Securities Market Act.

VII.- Proposal to exchange the stock certificates representing the Corporation's current capital stock.

VIII.- Appointment and/or ratification of the members of the Board of Directors, Secretaries, and Statutory Auditors of the Corporation, proprietary and alternate, and appointment and/or ratification of the members of the Corporation's different committees.

IX.- Proposal for the Corporation to conduct and issue a public offering of *Certificados Bursátiles*, subject to prior authorization by the National Banking and Securities Commission, under the terms and conditions resolved in this Meeting.

X.- Proposal to grant general and/or special powers of attorney to the persons who are to conduct the necessary formalities to obtain authorization from the National Banking and Securities Commission for the public offering of shares representing the Corporation's capital stock, and to obtain the registration of such shares in the Securities Section of the National Securities Registry and have them listed by Bolsa Mexicana de Valores, S.A. de C.V.

XI.- Appointment of delegates to carry out and formalize the resolutions adopted by this Meeting.

The Shareholders present unanimously approved the Chairman's remarks regarding the legality of the Meeting, the proposal that votes in the Meeting be taken by show of hands, and the foregoing Agenda, which the Meeting proceeded to address in the following terms:

ITEM ONE.- In relation to the first item on the Agenda, the Chairman informed the Meeting that, due to the proposal to increase the capital stock contained in the third item on the Agenda, it was necessary to cancel 80,000 common, registered shares, without indication of par value, Sole Series, Class II, currently on deposit in the Corporate Treasury, pending subscription and payment, which were issued by resolution of the Ordinary and Extraordinary Shareholders' Meeting held on the twenty-sixth day of March of the present year, because the Corporation does not, for the time being, have plans to offer said shares currently on deposit in the Corporate Treasury for subscription and payment, and in virtue of Article 133 of the General Corporations Act, which prohibits Corporations from issuing new shares until all previous shares have been fully paid in.

After hearing the Chairman's remarks, the shareholders present unanimously agreed to adopt the following:

RESOLUTION

"**ONE.-** The Meeting resolves to cancel 80,000 common, registered shares, without indication of par value, Sole Series, Class II, currently on deposit in the Corporate Treasury, pending subscription and payment, which were issued by resolution of the Ordinary and Extraordinary General Shareholders' Meeting held on the twenty-sixth day of March of the present year, to permit the increase in the Corporation's capital stock under the terms of the proposal set forth in the third item on the Agenda."

ITEM TWO.- Turning to the second item on the Agenda, the Chairman informed the shareholders that, as a result of the initial public offering of shares the Corporation plans to effect when it deems advisable, depending on whether prevailing market conditions are favorable, it is advisable to restructure the Corporation's current capital stock to create a Sole Series B of common, registered shares, without indication of par value, representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock, and to adjust the number of common, registered Class I and Class II shares without indication of par value representing the Capital Stock so that each share has a theoretical value of less than its present value.

The Chairman reminded the shareholders that the current theoretical value of each share in the Corporation is MX$100.00, and advised the Meeting that reducing the theoretical value to MX$1.00 per share, by issuing 99 shares for each share currently in circulation, would expedite the initial public offering of shares planned by the Corporation and, once it has been carried out, allow for better marketing of shares currently listed by Bolsa Mexicana de Valores, S.A. de C.V.

If the aforementioned proposal is approved, the Corporation would be issuing a total of 192,648,159 common, registered shares, without indication of par value, in the New sole Series B" representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock, respectively.

Consequently, the Corporation's capital stock would be represented by 194,594,100 common, registered shares, without indication of par value, Series B, of which 24,562,800 shares would correspond to the fixed portion, Class I, and 170,031,300 shares would correspond to the variable portion, Class II, of the capital stock.

Finally, the Chairman informed the Meeting that if it approved the foregoing proposals it would be necessary to amend Clause Six of the Bylaws.

After hearing the chairman's remarks, the shareholders unanimously agreed to adopt the following:

RESOLUTIONS

"**TWO.** The Meeting resolves to create a sole Series B of common, registered shares, without indication of par value, representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock, and accounting for 100% of the total capital stock."

"**THREE.** The Meeting resolves to reduce the theoretical value of each share representing the Corporation's circulating capital stock to MX$1.00, by issuing 99 new shares for each share currently in circulation. Consequently, the Meeting resolves to issue 192,648,159 new shares, of which 24,317,172 new common, registered shares, without indication of par value, Series B, will correspond to Class I, and 168,330,987 new common, registered shares, without indication of par value, Series B, will correspond to Class II."

"**FOUR.** By virtue of resolution three above, the Corporation's paid-in capital stock as of the date of this Meeting is represented by 194,594,100 common, registered shares, without indication of par value, Series B, of which 24,562,800 shares correspond to the fixed portion, or Class I, and 170,031,300 shares correspond to the variable portion, or Class II, of the capital stock."

"**FIVE.** The Meeting resolves to amend Clause Six of the Bylaws to reflect the preceding resolutions, and hereafter read as follows:

CLAUSE SIX. The capital stock is variable. The minimum fixed capital without withdrawal right amounts to TWENTY-FOUR MILLION FIVE HUNDRED AND SIXTY-TWO THOUSAND EIGHT HUNDRED PESOS, LEGAL CURRENCY OF THE UNITED MEXICAN STATES (MEXICO), and is represented by TWENTY-FOUR MILLION FIVE HUNDRED AND SIXTY-TWO THOUSAND EIGHT HUNDRED common, registered shares, without indication of par value, fully subscribed and paid in, Series B, Class I. The variable portion of the

capital stock will be represented by common, registered shares, without indication of par value, Series B, Class II. Shares confer identical rights and obligations on their owners."

ITEM THREE. In relation to the third item on the Agenda, the Chairman proposed that the Meeting increase the capital stock by issuing 100,000,000 (One hundred million) new common, registered shares, without indication of par value, Series B, Class II, representing the variable portion of the capital stock, which would be issued and offered in full or in part in order to support the Corporation's expansion and growth plans.

Then, the Chairman mentioned that all or part of the 100,000,000 new shares mentioned in the preceding paragraph, which would be issued to represent the proposed increase in the capital stock, would be offered to the investing public for subscription and payment in Mexico by means of a public offering through Bolsa Mexicana de Valores, S.A. de C.V., with the form, date, terms, conditions, and price the Board of Directors or the Corporation's Finance and Planning Committee may determine in accordance with the authorization obtained in due course from the National Banking and Securities Commission in accordance with the Securities Market Act, in the understanding that of the price per share determined by the Board of Directors or by the Finance and Planning Committee, MX$1.00 will be taken to increase the variable portion of the capital stock and the difference will be applied to the stock subscription premium account.

Also, the Chairman informed the Meeting that the certificate or certificates covering the aforementioned 100,000,000 new shares would be deposited in the Corporate Treasury and would be deposited for custody in S.D. Indeval, S.A. de C.V., a Securities Deposit Institution, at the time of their public offering for subscription and payment and their placement among the investing public, as resolved by the Board of Directors or the Finance and Planning Committee.

Moreover, the Chairman remarked that, to make the increase in capital stock feasible, the Shareholders attending the Meeting should waive the right of preemption, granted to them under Article 132 of the General Corporations Act and the Bylaws, to subscribe and pay such shares in proportion to their current holdings in the capital stock. As regards the shareholders not present at the Meeting, the Chairman remarked that in due course the corresponding notice would be

published as required in the Bylaws and in accordance with the terms and conditions of Article 132 of the General Corporations Act.

Thereafter, the shareholders present at the Shareholders Meeting of SARE Holding, S.A. de C.V., stated their express waiver of the right of preemption granted to them under Article 132 of the General Corporations Act and the Bylaws to subscribe and pay any of the new shares it is proposed that this Meeting issue, so that they may be publicly offered for subscription and payment by Bolsa Mexicana de Valores, S.A. de C.V.

After hearing the foregoing remarks and having discussed and analyze them in detail and had all their questions answered and their doubts clarified, the shareholders present at the Meeting unanimously agreed to adopt the following:

RESOLUTIONS

"**SIX.** The Meeting hereby approves the increase in the variable portion of the capital stock of SARE Holding, S.A. de C.V., by issue of 100,000,000 new common, registered shares, without indication of par value, Series B and Class II, representing the variable portion of the capital stock, in order that, as determined by the Board of Directors or the Finance and Planning Committee, they may be offered in the future in full or in part by public offering through Bolsa Mexicana de Valores, S.A. de C.V., for subscription and payment, with the form, date, terms, conditions, and price determined by the Corporation's Board of Directors or by the Finance and Planning Committee, in the understanding that the price per share so determined, MX$1.00, will be taken to increase the variable portion of the capital stock, and the difference will be applied to the Stock Subscription Premium Account."

"**SEVEN.** Contingent upon obtaining authorization from the National Banking and Securities Commission, it is resolved that the Corporation shall effect a public offering of the shares issued in accordance with Resolution Six above, through Bolsa Mexicana de Valores, S.A. de C.V., and it is resolved to delegate the necessary powers to the Board of Directors or to the Finance and Planning Committee forthwith, so that, in due course, either such organ may determine the number of shares and the form, date, terms, price and conditions for them to be offered."

"**EIGHT.** It is hereby resolved to issue new certificates covering the 100,000,000 new shares issued pursuant to Resolution Six above, which will be identified as Issue 2003, with coupons numbered from one forward, and it is resolved that while said shares are pending subscription and payment they shall remain in the Corporate Treasury, and prior to their placement through Bolsa Mexicana de Valores, S.A. de C.V., the 100,000,000 shares issued to represent the increase in capital ordered pursuant to Resolution Six above shall be deposited with S.D. Indeval, S.A. de C.V., a Securities Deposit Institution, and, as necessary, said institution shall be paid any amount the subscribers of said shares are required pay in accordance with the terms and conditions determined to such effect by the Board of Directors or by the Finance and Planning Committee."

"**NINE.** The formalization and implementation of the resolution contained in Resolution Six above regarding the issue of 100,000,000 new shares is contingent upon the condition precedent of obtaining express authorization from the National Banking and Securities Commission in accordance with the Securities Market Act, failing which the issue of unsubscribed shares mentioned in Resolutions Six and Seven above will be null and void, and the Board of Directors and the Finance and Planning Committee are authorized to take or resolve to have taken any and all acts necessary to fully comply with the terms and conditions of such authorization."

"**TEN.** The Board of Directors is authorized to certify, in due course, the amount of the paid-in capital stock of SARE Holding, S.A. de C.V., as the shares representing the increase in capital approved in Resolution Six above are subscribed and paid. Also, the meeting resolves to delegate in the Board of Directors and the Finance and Planning Committee all powers necessary and advisable for either such body to make any and all amendments in the present Minutes that may prove necessary or advisable to adapt their text to the definitive characteristics of the increase in capital approved in the terms of Resolution Six above."

"**ELEVEN.** The Meeting hereby ratifies all acts taken by the representatives and officers of the Corporation prior to the present Meeting in relation to the aforementioned offering of shares."

"**TWELVE.** The Meeting hereby certifies the express waiver granted by each and every one of the Shareholders present of the right of preemption, corresponding to them under the terms of Article 132 of the General Corporations Act and the Bylaws, to subscribe and pay the

100,000,000 new shares representing the variable portion of the capital stock issued pursuant to Resolution Six above."

"**THIRTEEN.** It is hereby resolved that the Delegates named hereafter by the present Meeting, acting jointly or separately, in due course, shall publish the notification corresponding to the increase in the capital stock under the terms of the Bylaws, in accordance with Article 132 of the General Corporations Act."

"**FOURTEEN.** The Meeting hereby resolves that the Secretary of the Board of Directors shall make the pertinent entries in the accounting records, and in the Books of Shares and Variations in Capital, of SARE Holding, S.A. de C.V."

ITEM FOUR. With regard to the fourth item of the Agenda, the Chairman remarked on the need to enter the shares representing the Corporation's capital stock in the Securities Section of the National Securities Registry kept by the National Banking and Securities Commission so that they may be the object of a public offering by Bolsa Mexicana de Valores, S.A. de C.V., to thereby obtain the resources that need to be invested in the corporation's businesses to finance its growth and development.

The shareholders requested from the Chairman the information they deemed necessary, and after a thorough exchange of opinions, the shareholders present unanimously agreed to adopt the following:

RESOLUTION

"**FIFTEEN.** It is hereby resolved that all necessary formalities will be conducted to enter the totality of the shares representing the capital stock of SARE Holding, S.A. de C.V., in the Securities Section of the National Securities Registry kept by the National Banking and Securities Commission, so that they may be the object a public offering through Bolsa Mexicana de Valores, S.A. de C.V., to thereby obtain funds to finance the corporation's growth and development."

ITEM FIVE. Turning to the fifth item on the Agenda, the Chairman informed the shareholders that, as a result of the public offering of shares the Corporation plans to effect through Bolsa Mexicana de Valores, S.A. de C.V., it was necessary to fully amend the Bylaws to include the

provisions of the Securities Market Act and the terms and conditions established in the General Regulations Applicable to Securities Issuers and other Participants in the Securities Market, recently issued by the National Banking and Securities Commission and published in the Official Gazette of the Federation on March 19, 2003, so that, in due course, after obtaining the necessary authorizations, it may enter the shares in the National Securities Registry kept by said Commission and they may be offered publicly through Bolsa Mexicana de Valores, S.A. de C.V., in accordance with the resolutions adopted in relation to items three and four of the Agenda.

Before the shareholders voted on this item of the Agenda, the Chairman asked that the acting Secretary explain, in general terms, the content of the proposed amendment to the Bylaws.

Thereafter, the Secretary remarked that the proposed amendment refers mainly to:

1.- Membership of the Board of Directors: The Board of Directors will be formed by at least five and at most 20 proprietary members, as determined by the Annual Ordinary General Shareholders' Meeting, of whom at least 25% must be independent Board members. Also, rights are granted to minorities in relation to the appointment and removal of the board members.

2.- Powers of the Board of Directors: The Board of Directors is authorized to approve corporate operations that deviate from the ordinary course of its business, as well as those entered into with related parties.

3.- Statutory Auditors: Rights are granted to minorities to appoint and revoke Statutory Auditors.

4.- Audit Committee: The obligation is established to form an Audit Committee, and certain statutory powers are included.

5.- Representation: A new procedure for representing shareholders in shareholders' meetings, by means of standard forms issued by the Corporation that will be made available to them before any given meeting, is established.

6.- Voting: Rights are granted to minorities to postpone voting on any matters on which they do not consider themselves sufficiently well informed and to judicially challenge the resolutions of General Meetings that violate any legal precept or provision of the Bylaws.

7.- Calls for Shareholders' Meeting: Shareholders with voting rights representing at least 10% of the capital stock may request that the Administrator of the Corporation, the Statutory Auditor or the Board of Directors convene a General Shareholders' Meeting to address the matters indicated in their petition.

8.- Liability: Shareholders representing at least fifteen percent of the capital stock may directly exercise legal action for civil liability against the administrators, statutory auditors and Audit Committee members, provided they satisfy the requisites established in Article 163 of the General Corporations Act.

9.- Increases in Capital Stock: Increases and reductions in the variable portion of the capital stock must be approved by an ordinary or extraordinary general shareholders' meeting, as agreed, with the obligation, in any event, to legalize the corresponding minutes, except when the shareholders exercise their right of withdrawal or in the case of increases or reductions under the terms of Article 14 Bis 3, Item I, of the Securities Market Act.

10.- Right of Withdrawal: The procedure for holders of shares representing the variable portion of the capital to exercise their right of withdrawal, in addition to adhering to the provisions of Articles 220 and 221 of the General Corporations Act, is contingent upon the corresponding reimbursement being paid, at either of the two following values, whichever is lower: 95% of the Bolsa Mexicana de Valores, S.A. de C.V., list value, obtained from the average weighted price by volume for operations transacted on the last 30 days when the Issuer's shares have been traded prior to the date when the withdrawal is to take effect during a period that may not exceed 6 months, or the book value of the shares, as shown in the general balance sheet for the end of the year immediately prior to that in which the separation is to take effect, previously approved by an ordinary general shareholders' meeting. If the number of days on which the Corporation's shares have been traded during the period mentioned in the preceding paragraph is less than 30, the days

when they effectively have been traded will be considered. In the event that no shares are traded in said period, the book value of the shares will be taken.

Also, payment of reimbursement will be demandable from the Corporation as of the day after the Ordinary General Shareholders' Meeting that approves the General Balance Sheet for the year when their withdrawal is to take effect.

11.- Operations with Related Parties: The establishment of measures to proceed as necessary to submit to the opinion of the Audit Committee and the approval of the Board of Directors operations that subsidiaries intend to enter into with related parties or that imply committing their equity under the terms of Article 14 Bis 3, item IV, paragraph d), of the Securities Market Act.

12.- Cancellation of shares in the National Securities Registry: The amendment of the Bylaws with regard to cancellation of the entry of shares in the Securities Section of the National Securities Registry and the obligation for shareholders possessing a majority of the common shares or in a position, under any title, to impose decisions in General Shareholders' Meetings or to appoint a majority of the Board members, to conduct a public purchase offering prior to their cancellation, and the obligation for the aforementioned shareholders to convey to a trust, for a minimum period of 6 months, the necessary funds to purchase, at the same price as the offering, the shares of those investors who did not participate in it, in the event that, after conducting the public purchase offer and before canceling the entry in the National Securities Registry, the aforementioned shareholders fail to acquire 100% of the paid-in capital stock.

After hearing the Chairman's and Secretary's remarks, the shareholders, with the unanimous approval of the voting shares represented in the Meeting, agreed to adopt the following:

RESOLUTION

"**SIXTEEN.-** Subject to obtaining the approval of the National Banking and Securities Commission, the Meeting hereby approves the total amendment of the Corporation's Bylaws in the terms of the draft bylaws attached to the present Minutes, duly sighed by the acting Secretary, to conform to the terms and conditions set forth in the Securities Market Act and the General Regulations Applicable to Securities Issuers and other Participants in the Securities Market,

recently issued by the National Banking and Securities Commission and published in the Official Gazette of the Federation on March 19, 2003."

ITEM SIX.- In relation to the sixth item on the Agenda, the Chairman proposed that, subject to entry of the Corporation's shares in the Securities Section of the National Securities Registry, the Meeting create a Stock Repurchase Fund within the Stockholders' Equity, with funds obtained from profits obtained by the Corporation under the terms of Article 14 Bis 3. Item I, of the Securities Market Act.

The Chairman volunteered the suggestion, for the Meeting's consideration, that the meeting set aside MX$50,000,000 (Fifty million pesos 00/100, Legal Currency of the United Mexican States (Mexico)) to create a Stock Repurchase Fund within the Stockholders' Equity, with funds obtained from profits retained by the Corporation as of the date of the present Meeting under the terms of Article 14 Bis, Item I, of the Securities Market Act.

Finally, the Chairman proposed that the Meeting appoint Mr. Alberto Baz Garcia de Leon as the person responsible before the Corporation, Bolsa Mexicana de Valores, S.A. de C.V., and National Banking and Securities Commission for managing the Stock Repurchase Fund and handling the acquisition and placement of the Corporation's own shares.

The shareholders, after hearing the Chairman's remarks, with the unanimous approval of the voting shares represented at the meeting, agreed to adopt the following:

RESOLUTIONS

"**SEVENTEEN.** It is resolved, to create a Stock Repurchase fund within the stockholders' equity, subject to the condition precedent that the Corporation's Shares be entered in the Securities Section of the National Securities Registry."

"**EIGHTEEN.** It is resolved to set aside MX$50,000,000 (Fifty million pesos 00/100, legal currency of the United Mexican States (Mexico)) to create a Stock Repurchase fund within the stockholders' equity with funds obtained from the profits retained by the Corporation as of the date of the present Meeting, under the terms of Article 14 Bis 3, Item I, of the Securities Market

Act. Said amount will be the maximum that the Corporation may use in purchasing own shares for the present fiscal year."

"**NINETEEN.** It is hereby resolved to appoint Mr. Alberto Baz Garcia de Leon as the person responsible before the corporation, Bolsa Mexicana de Valores, S.A. de C.V., and the National Banking and Securities Commission for managing the Stock Repurchase Fund and handling the acquisition and placement of the Corporation's own shares in accordance with the terms of Article 14 Bis 3 of the Securities Market Act.

ITEM SEVEN. Regarding the seventh item on the Agenda, the Chairman remarked that, in view of the different resolutions taken previously by this Meeting, in particular: (i) the resolution to issue 192,648,159 new shares, of which 24,317,172 new common, registered shares, without indication of par value, Series B, will correspond to Class I and 168,330,987 new common, registered shares, without indication of par value, Series B, will correspond to Class II, to reduce the theoretical value of each share, and (ii) the resolution to fully amend the Bylaws of the Corporation, it was necessary to cancel the stock certificates representing the Corporation's current capital stock in order to issue new certificates under the terms and conditions set forth in the Bylaws that were duly approved on addressing the Fifth Item on the Agenda.

After hearing the Chairman's remarks and making the inquiries and clarifications deemed necessary, the shareholders present unanimously agreed to adopt the following:

RESOLUTIONS

"**TWENTY.** It is hereby expressly resolved to exchange the stock certificates representing 1,945,941 common, registered shares, without indication of par value, Sole Series, Class I and Class II, representing the fixed and variable portions of the subscribed and paid-in capital stock which are in circulation as of the date of this meeting, for new certificates representing the 194,594,100 common, registered shares, without indication of par value, in the new sole Series B, for free subscription, representing the fixed portion, Class I, and the variable portion, Class II, of the capital stock, which will be identified as Issue 2003, with coupons numbered from 1 forward, which, from this date forth, represent 100% of the subscribed and paid-in capital stock."

"TWENTY-ONE. It is hereby resolved that the delegates of this Meeting shall, in due course, publish the corresponding notification regarding the exchange of new certificates so that, starting the 30th day of July of the present year, the shareholders may begin to exchange the stock certificates at the Corporation's office, subject to prior delivery of the former certificates accrediting their respective shares in the Corporation."

"TWENTY-TWO. The Secretary of the Board of Directors is ordered to make the necessary entries in the Book of Shares and Variations in Capital kept by the Corporation."

ITEM EIGHT. Turning to the eighth item on the Agenda, the Chairman informed the Meeting that in view of the public offering of shares representing the capital stock of SARE Holding, S.A. de C.V., through Bolsa Mexicana de Valores, S.A. de C.V., it was advisable to change the number of members appointed to the Board of Directors forthwith, and to review and, as necessary, appoint new members to the Board of Directors, the Audit Committee, the Finance and Planning Committee, and the Evaluation and Compensation Committee.

In relation to the foregoing, the Chairman informed the shareholders present that Messrs. Francisco López Riestra, Fernando Rueda Vargos, Rolando Uziel Candiotti, and María Guadalupe Araceli Aguado Cortés, C.P.A., had resigned from their positions as proprietary members of the Board of Directors, and in the case of María Guadalupe Araceli Aguado Cortés, C.P.A., had also resigned from the Corporation's Audit Committee. Also, the Chairman informed the Meeting that Mr. Benjamín Lozano Rangel had resigned from his position on the Audit Committee and Mr. Jorge Sánchez Carbajal had resigned from his position as Secretary of the Board of Directors, all effective as of the date of the present Meeting.

Thereafter, the Chairman asked that the shareholders ratify each and every one of the actions taken by Messrs. Francisco López Riestra, Fernando Rueda Vargas, Rolando Uziel Candiotti, Benjamín Lozano Rangel, Jorge Arturo Sánchez Carbajal, and María Guadalupe Araceli Aguado Cortés, C.P.A., in the lawful exercise of their functions, and consequently that they be released from all legal responsibilities for their performance.

Thereupon, the Chairman informed the shareholders that he had recently invited Messrs. Manuel Zepeda Payeras and Mauricio Romero Orozco to serve on the Board of Directors, who accepted his offer prior to the present Meeting. To such effect, the Chairman requested that the Meeting grant his approval for Manuel Zepeda Payeras and Mauricio Romero Orozco to join the Board of Directors starting with this Meeting, in the capacity of Proprietary Board Members, in accordance with the amendments to the Bylaws previously approved by this Meeting.

Furthermore, the Chairman informed the meeting of the request to invite Rolando Uziel Candiotti and María Guadalupe Araceli Aguado Cortés, C.P.A. to join the Board of Directors from this day forth in the capacity of Alternate Board Members.

To such effect, the Chairman requested the Meeting's approval to appoint Rolando Uziel Candiotti and María Guadalupe Araceli Aguado Cortés as new Alternate Members of the Board of Directors.

Also, the Chairman proposed that the Meeting ratify Héctor Larios Santillán to continue to serve on the Board of Directors, in the capacity of Independent Proprietary Board Member, and appoint Mr. Vicente Grau Alonso to the position of the Secretary of the Board of Directors, without being a Board Member. The Chairman also proposed that the Meeting ratify Dora Fresno Villegas as Alternate Secretary of the Board of Directors, without being a Board Member.

Thereafter, e Chairman informed the Meeting of the proposal, submitted by shareholders who jointly possess a majority of the shares represented in the capital stock that, based on the Bylaws previously approved by this Meeting, the Board of Directors be made up by 10 (ten) Proprietary Members and 7 (seven) Alternates.

Similarly, the Chairman informed the shareholders of the proposal submitted by the Board of Directors in relation to the appointment and ratification of the members of the Evaluation and Compensation Committee, the Finance and Planning Committee, and the Audit Committee.

Thereafter, the Chairman proposed that the Meeting appoint Messrs. Elías Reyes Castellanos and Miguel Salinas Duarte as Members of the Audit Committee, effective from the date of the present

Meeting. Moreover, he proposed that the Meeting ratify Mr. Héctor Larios Santillán as a member of said Audit Committee.

With regard to the membership of the Finance and Planning Committee and the Evaluation and Compensation Committee, the Chairman informed the Meeting of the resignation submitted by Francisco López Riestra from his position on both said Committees, and proposed that the Meeting appoint Mauricio Romero Orozco to serve on the Finance and Planning Committee and the Evaluation and Compensation Committee, effective as of the date of the present Meeting. Also, the Chairman proposed that the Meeting ratify all the other members serving on both said committees to date.

Finally, the Chairman requested that the Meeting ratify the other current members of the Board of Directors and the Corporation's Proprietary and Alternate Statutory Auditors.

After discussing and analyzing the reports and proposals presented, the shareholders, with the unanimous approval of the voting shares represented at the Meeting, agreed to adopt the following:

RESOLUTIONS

"**TWENTY-THREE.** The Meeting hereby approves and accepts the resignation submitted by Messrs. Francisco López Riestra, Fernando Rueda Vargas, Rolando Uziel Candiotti, and María Guadalupe Aguado Cortés, C.P.A., from their respective positions as proprietary members of the Board of Directors, thanking them for their services to the corporation and ratifying the actions taken in the lawful performance of their functions, and consequently releasing them from all legal responsibility for their performance."

"**TWENTY-FOUR**. The Meeting hereby approves and accepts the resignation submitted by María Guadalupe Araceli Aguado Cortés, C.P.A. from her position as a member of the Corporation's Audit Committee, ratifying the actions taken in lawful performance of her functions and consequently releasing her from al legal responsibility for her performance.

"**TWENTY-FIVE.** The Meeting hereby approves and accepts the resignation submitted by Mr. Benjamín Lozano Rangel from his position as a Member of the Audit Committee, ratifying the

actions taken in lawful performance of his functions and consequently releasing him from all legal responsibility for his performance."

"**TWENTY-SIX.** The Meeting approves and accepts the resignation submitted by Mr. Jorge Arturo Sánchez Carbajal from his position as Secretary of the Board of Directors, effective as of the date of the present Meeting, ratifying the actions taken in lawful performance of his functions and consequently releasing him from all responsibility for his performance."

"**TWENTY-SEVEN.** It is hereby resolved that the Corporation's Board of Directors will be formed, as of the date of the present Meeting, by 10 (ten) proprietary members and 7 (seven) alternates.

"**TWENTY-EIGHT.** The Meeting approves the appointment of Manuel Zepeda Payeras and Mauricio Romero Orozco to the Board of Directors, effective as of the date of the present Meeting, in the capacity of Independent Proprietary Board Members.

"**TWENTY-NINE.** The Meeting approves the appointment of Rolando Uziel Candiotti and María Guadalupe Araceli Aguado Cortés, C.P.A., to the Board of Directors, effective as of the date of this Meeting, in the capacity of alternate board members.

"**THIRTY.** The Meeting hereby ratifies Mr. Dionisio Sánchez González as Chairman of the Board of Directors."

"**THIRTY-ONE.** The Meeting hereby ratifies Mr. Elías Reyes Castellanos as Vice-Chairman and Treasurer of the Board of Directors."

"**THIRTY-TWO.** The Meeting hereby appoints Mr. Vicente Grau Alonso as Secretary of the Board of Directors, without being a board member, and ratifies Dora Fresno Villegas as Alternate Secretary of the Board of Directors, without being a Board member."

"**THIRTY-THREE.** The Meeting hereby ratifies Benjamín Lozano Rangel, C.P.A., as proprietary Statutory Auditor of the Corporation, and also ratifies Roberto Diego Puga Contreras, C.P.A., as alternate Statutory Auditor."

"**THIRTY-FOUR.** The Meeting hereby ratifies the other members of the Board of Directors previously appointed by the Shareholders' Meeting, and consequently the membership of said collegiate body as of the date of the present Meeting shall be as follows:

BOARD OF DIRECTORS

Proprietary	**Alternates**
Dionisio Sánchez González Chairman of the Board	María Guadalupe Araceli Aguado Cortés
Ignacio Reyes Castellanos Vice-Chairman and Treasurer	María Guadalupe Araceli Aguado Cortés
Dionisio Julián Sánchez Carbajal Executive Chairman	Héctor Perez Montaño
Jorge Arturo Sánchez Carbajal	Elías Reyes Sarabia
Héctor Larios Santillán Independent Board Member	Miguel Ángel Salinas Duarte
Mauricio Romero Orozco Independent Board Member	Rolando Uziel Candiotti
Manuel Zepeda Payeras Independent Board Member	Miguel Ángel Salinas Duarte
Horacio Espinosa de los Monteros Cuevas	Elías Reyes Sarabia
Raúl Lahud García	Martha Lahud Quiroz
Alejandro Rojas Mota Velasco	Emilio Icaza Chávez

Proprietary Secretary

Vicente Grau Alonso

Alternate Secretary

Dora Fresno Villegas

Proprietary Statutory Auditor

Benjamín Lozano Rangel

Alternate Statutory Auditor

Roberto Diego Puga Contreras

To establish the order of substitution of Board members, the following is resolved:

Alternate Board member Miguel Ángel Salinas Duarte will substitute only for Independent Proprietary Board Members Héctor Larios Santillán and Manuel Zepeda Payeras.

2.- Alternate Board member Rolando Uziel Candiotti will substitute only for Independent Proprietary Board member Mauricio Romero Orozco."

"**THIRTY-FIVE.** The Meeting hereby appoints Elías Reyes Castellanos and Miguel Ángel Salinas Duarte to serve on the Audit Committee, effective as of the date of the present Meeting, and ratifies Héctor Larios Santillán, who will serve as Chairman of said Committee. Consequently, it is hereby resolved that the Audit Committee shall be formed, effective as of this date, by the following members:

AUDIT COMMITTEE

Héctor Larios Santillán

Chairman

Miguel Ángel Salinas Duarte

Elías Reyes Castellanos"

"**THIRTY-SIX.** The Meeting hereby approves and accepts the resignation submitted by Francisco López Riestra from his position as a member of the Finance and Planning Committee and approves the appointment of Mauricio Romero Orozco as a member of the Finance and Planning Committee, effective as of this date. Also, the Meeting hereby ratifies each and every one of the other members appointed to the Finance and Planning Committee, which, as of the date of the present Meeting, will be made up by the following persons:

FINANCE AND PLANNING COMMITTEE

Alejandro Roja Mota Velasco

Elías Reyes Castellanos

Mauricio Romero Orozco."

"**THIRTY-SEVEN.** The Meeting approves and accepts the resignation submitted by Francisco López Riestra from his position as a member of the Evaluation and Compensation Committee, and approves the appointment of Mauricio Romero Orozco to serve as a member of the Finance and Planning Committee, effective as of this date. Also, the Meeting hereby ratifies each and every one of the other Members appointed to the Evaluation and Compensation Committee, which, as of the date of the present meeting, will be made up by the following persons:

EVALUATION AND COMPENSATION COMMITTEE

Rolando Uziel Candiotti

Mauricio Romero Orozco

Jorge Arturo Sánchez Carbajal

"**THIRTY-EIGHT.** The persons ratified or appointed by virtue of the foregoing resolutions have confirmed acceptance of their appointments prior to the date of this Meeting, in anticipation of their respective ratifications or appointments."

ITEM NINE. In relation to the ninth item of the Agenda, the Chairman proposed to the Meeting that the Corporation issue a public offering of short-term *Certificados Bursátiles*, under the terms of a program, for up to MX$50,000,000, with the prior authorization of the National Banking and Securities Commission.

The Chairman remarked that if the issue and public offering of such *Certificados Bursátiles* is approved, they will be placed through Bolsa Mexicana de Valores, S.A. de C.V., in accordance with the Securities Market Act and in accordance with the General Regulations Applicable to Securities Issuers and other Securities Market Participants recently issued by the National Banking and Securities Commission.

Thereafter, the Meeting was informed of the principal terms and conditions of the *Certificados Bursátiles* to be issued offered by the corporation, with the prior approval of the present Meeting and of the National Banking and Securities Commission.

After hearing the Chairman's and the Secretary's remarks, the shareholders present unanimously agreed to adopt the following:

RESOLUTIONS

"**THIRTY-NINE.** The Meeting hereby resolves that the Corporation shall conduct an issue and public offer short term *Certificados Bursátiles*, under the terms of a program, for up to MX$50,000,000, previously obtaining the prior approval of the National Banking and Securities Commission, which will be placed through Bolsa Mexicana de Valores, S.A. de C.V., in accordance with the Securities Market Act and the General Regulations Applicable to Securities Issuers and other Securities Market Participants recently issued by the National Banking and Securities Commission.

"**FORTY.** It is hereby resolved to authorize the Board of Directors and the Finance and Planning Committee, either of them individually, in due course, to define and approve the terms and conditions under which the *Certificados Bursátiles* to be issued by the Corporation shall be placed."

ITEM TEN. With regard to the tenth item of the Agenda, the Chairman submitted to the Meeting, for consideration and approval, the proposal to grant special power of attorney to Alberto Baz García de León and María Guadalupe Araceli Aguado Cortés, acting jointly or separately, to perform all acts and procedures and execute any and all contracts necessary to have the shares representing the capital stock of SARE Holding, S.A. de C.V., entered in the Securities Section of the National Securities Registry kept by the National Banking and Securities Commission, and, jointly or separately, to perform all acts and procedures and execute all contracts necessary to have the shares representing the capital stock of SARE Holding, S.A. de C.V., listed by Bolsa Mexicana de Valores, S.A. de C.V.

After hearing the Chairman's and the Secretary's remarks, the shareholders present unanimously agreed to adopt the following:

RESOLUTION

"**FORTY-ONE.** The Meeting hereby grants Alberto Baz García de León and María Guadalupe Araceli Aguado Cortés a special power of attorney, to be exercised jointly or separately, to perform all acts and procedures and execute all contracts necessary on behalf of the Corporation to have the shares representing the capital stock of SARE Holding, S.A. de C.V. entered in the

Securities Section of the National Securities Registry kept by the National Banking and Securities Commission and, jointly or separately, to perform all acts and procedures and execute all contracts necessary to have the shares representing the capital stock of SARE Holding, S.A. de C.V., listed by Bolsa Mexicana de Valores, S.A. de C.V., to which effect they are granted the following powers:

I.- Power for acts of administration, under the terms of Article 2,554 (Two Thousand Five Hundred and Fifty-Four), second paragraph, of the Civil Code for the Federal District and the correlative provisions of the Federal Civil Code and the Civil Codes for the states of Mexico.

II.- Power for acts of ownership, under the terms of Article 2,554 (Two Thousand Five Hundred and Fifty-Four), third paragraph, of the Civil Code for the Federal District and the correlative provisions of the Federal Civil Code and the Civil Codes for the states of Mexico.

III.- Power to issue, subscribe, endorse, discount, and by any other means circulate, pledge, and alienate credit instruments under the terms of Article Nine of the General Law on Credit Instruments and Operations."

ITEM ELEVEN. Addressing the eleventh and final item on the Agenda, on the Chairman's proposal the Meeting unanimously adopted the following:

RESOLUTION

"**FORTY-TWO.** The Meeting hereby appoints as its delegates Messrs. Dionisio Julián Sánchez Carbajal, Elías Reyes Castellanos, Jorge Arturo Sánchez Carbajal, and Dora Fresno Villegas, any of them indistinctly, acting jointly or separately, as necessary, to: a) appear before the Notary Public of their choosing to formalize all or part of the Minutes of this Meeting; b) themselves or through the persons they may designate, enter the corresponding Notarial Copy in the Commerce Section of the Public Registry of Commerce for the Corporate domicile; c) issue certifications of these Minutes or any portion hereof that may prove necessary and d) take any and all actions necessary to formalize, carry out, and enforce the resolutions taken by this meeting."

There being no further business to conduct, the Meeting adjourned for the time necessary to prepare the present Minutes, which, having been read, were unanimously approved by the shareholders present and signed at the bottom by the Chairman, Secretary, and Statutory Auditor.

It is hereby expressly certified that the shareholders appearing in the attendance list were present for the duration of the Meeting, which definitively concluded at 6:00 p.m. on July 22, 2003.

The following are entered in the file for these Minutes:

a) Attendance List

b) Copy of the Call

c) Powers of attorney

d) Draft of the amended Bylaws"

CHAIRMAN – Dionisio Sánchez González.-

SECRETARY.- Vicente Grau Alonso.-

STATUTORY AUDITOR.- Benjamín Lozano Rangel.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES IGNACIO SOTO BORJA Y ANDA NOTARY PUBLIC NO. 129 MEXICO CITY, FEDERAL DISTRICT

04 FEB -9 AM 7:21

COPY

SARE HOLDING, S.A. DE C.V.
EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING
SEPTEMBER 29, 2003.

At Mexico City, Federal District, domicile of SARE HOLDING, S.A. DE C.V. at 6:00 p.m. on September 29, 2003, the shareholders whose names appear in the attached attendance list met in the "English Room" of the complex known as 'Conjunto Ambrosía', located at Periférico Sur 3395, Colonia Rincón del Pedregal, C.P. 14120, México D.F., to hold an Extraordinary General Shareholders' Meeting to which they were duly convened by means of the call published in the daily newspaper *El Sol de México* on September 15, 2003.

By unanimous appointment of the shareholders in attendance, Mr. Elías Reyes Castellanos chaired the meeting. Mr. Vicente Grau Alonso acted as Secretary, by virtue of his capacity as Secretary of the Board of Directors. Benjamín Lozano Rangel, C.P.A., the corporation's Statutory Auditor also attended.

The Chairman appointed Messrs. Dionisio Julián Sánchez Carbajal and Jorge Arturo Sánchez Carbajal tellers, who, after accepting their appointment and examining the Corporation's Book of Shares and the powers of attorney granted by the shareholders to their representatives, prepared the attached attendance list wherein they certify that 194,594,100 (One hundred and ninety-four million five hundred and ninety-four thousand one hundred) common, registered voting shares representing 100% of the corporation's circulating capital stock were represented at the meeting. Based on the tellers' certification and in accordance with the provisions of Articles 186 and 190 of the General Corporations Act and Clause Twenty-Five of the Bylaws, the Chairman declared the Meeting duly convened and instructed the Secretary to read the following:

AGENDA

I. Cancellation of shares issued and deposited in the Corporate Treasury pending subscription and payment, which were issued by resolution of the shareholders taken in the Ordinary and Extraordinary General Meeting held on the twenty-second day of July of the present year.

II. Proposal for the Corporation to implement a plan to sell shares to its officers and/or subsidiaries.

III. Proposal to effect an increase in the variable portion of the capital stock by capitalization of a liability in favor of SARE Capital, S.A. de C.V., by issuing the number of new common, registered, Series B, Class II shares, without indication of par value representing the variable portion of the capital stock determined by the Meeting.

IV. Proposal to effect an increase in the variable portion of the capital stock, in two parts, by: (i) issuing the number of new common, registered, Series B, Class II shares, without indication of par value representing the variable portion of the capital stock determined by the Meeting, which will be offered for subscription and payment to a trust formed by the Corporation under the terms and conditions determined by the Board of Directors or the Evaluation and Compensation Committee, at the Meeting's option; and (ii) issue of the number of new common, registered, Series B, Class II shares, without indication of par value representing the variable portion of the capital stock determined by the Meeting, which may in their totality be the object of a public stock offering in Mexico through Bolsa Mexicana de Valores, S.A. de C.V., subject to the terms authorized by the National Banking and Securities Commission, which will be offered for subscription and payment, with the conditions, price, form, date, and other terms determined by the Board of Directors or the Finance Committee, as determined by the Meeting.

V. Ratification of the resolutions adopted by the Extraordinary General Shareholders' Meeting held on the twenty-second day of July of the present year.

VI. Approval of the Corporation's Bylaws and, if necessary, amendment of various articles therein.

VII. Appointment of delegates to carry out and formalize the resolutions adopted by this Meeting.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

The shareholders present unanimously approved the Chairman's remarks regarding the legality of the Meeting, the proposal that votes in this Meeting be taken by show of hands, and the following Agenda, which the Meeting proceeded to address in the following terms:

ITEM ONE.- In relation to the first item of the Agenda, the Chairman informed the Meeting that, in view of the proposal to increase the Corporation's capital stock contained in items three and four of the Agenda, it was necessary to cancel 100,000,000 (one hundred million) common, registered, Series B, Class II shares, without expression of par value, currently on deposit in the Corporation's Treasury pending subscription and payment, which were issued by resolution taken in the Extraordinary General Shareholders' Meeting held on the twenty-second day of July of the present year, given that Article 133 of the General Corporation Act prohibits the Corporation from issuing new shares until all previous shares have been fully paid in.

CERTIFIED COPY

After hearing the Chairman's remarks, the shareholders unanimously agreed to adopt the following:

RESOLUTION

"**ONE.** The Meeting hereby resolves to cancel 100,000,000 (One hundred million), registered, Series B, Class II shares, without expression or par value, currently on deposit in the Corporate Treasury pending subscription and payment, which were issued by resolution taken in the Extraordinary General Shareholders' Meeting day on the twenty-second day of July of the present year in order to increase the capital stock under the terms set forth in the proposal contained in items three and four of the Agenda."

ITEM TWO.- Turning to the second item of the Agenda, the Chairman advised the shareholders that in order to strengthen bonds of trust and loyalty among officers of the corporation and between subsidiaries and the corporate group, establish an additional incentive for such persons and recognize their efforts in recent years, it would be advisable to implement a plan to sell shares in the capital stock to such officers. Consequently the Chairman recommended that the shareholders authorize and delegate the necessary powers to the

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

Evaluation and Compensation Committee to establish the terms and conditions, including creating the corresponding trust and implementing a plan to sell shares to officers of the Corporation and its subsidiaries, in the understanding that such resolutions must be unanimously approved by all members of the Evaluation and Compensation Committee, failing which the terms and conditions of the stock sale plan must be authorized by the Board of Directors by majority vote. The Chairman also explained that all of the above would be contingent on conducting the public offering of shares representing the capital stock of SARE Holding, S.A. de C.V. on the terms authorized by this Meeting.

CERTIFIED COPY

Having heard the Chairman's remarks, the shareholders unanimously resolved to adopt the following:

RESOLUTION

"**TWO.** Subject to the condition precedent that the corporation conduct the public offering of the shares representing the capital stock of SARE Holding, S.A. de C.V. through Bolsa Mexicana de Valores, S.A. de C.V. under the terms authorized by this Meeting, it is hereby resolved to authorize the Corporation's Evaluation and Compensation Committee to establish the terms and conditions, including the corresponding trust and implementing a plan to sale shares to officers of the Corporation and its subsidiaries, in the understanding that they must be approved unanimously by al members of the Evaluation and Compensation Committee, failing which the terms and conditions of the stock sale plan must be authorized by the Board of Directors by majority vote."

ITEM THREE. In relation to the third item of the Agenda, the Chairman proposed that the Meeting resolved to increase the capital stock as a result of the cancellation and capitalization of a liability, which is recorded in the Corporation's balance sheet as a minority interest charged to the Corporation in favor of Grupo Inmobiliario S.R.K., S.A. de C.V. (formerly SARE Capital, S.A. de C.V.) by issuing 35,547,898 (Thirty-five million five hundred forty-seven thousand eight hundred and ninety-eight) common, registered, Series B, Class II shares, without expression of par value representing the variable portion of the capital stock, with a value of MX$3.2632 each.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
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Furthermore, the Chairman reported that several of the shareholders present had expressed an interest in subscribing and paying up to 3,815,965 (Three million eight hundred and fifteen thousand nine hundred and sixty-five) shares in exercise of their right of preemption to subscribe them under Article 132 of the General Corporations Act and the Bylaws, which would be subscribed and paid in this act at a price of MX$3.2632 each.

CERTIFIED COPY

As a result of the above, the liability in favor of Grupo Inmobiliario S.R.K., S.A. de C.V., for the amount of MX$116,000,000 (One hundred sixteen million pesos 00/100, legal currency of the United Mexican States (Mexico)) would be duly capitalized, and as regards the subscription and payment of the 3,815,965 (Three million eight hundred and fifteen thousand nine hundred and sixty-five) shares by the shareholders who would be exercising their right of preemption, the variable portion of the capital stock would be increased by an additional MX$12,452,269 (Twelve million four hundred and fifty-two thousand two hundred and sixty-nine pesos 00/100, legal currency of the United Mexican States (Mexico)).

The Chairman added that of the price per share offered, the amount of MX$1.00 (One peso 00/100, legal currency of the United Mexican States (Mexico)) will be used for subscription and payment of each share and the difference will be applied to the stock subscription premium account.

The Chairman also explained to the Meeting that, as was known to them, in the following item of the agenda the meeting would rule on another increase in the capital stock of SARE Holding, S.A. de C.V., for which reason it was advisable that the Meeting rule jointly on the increase in capital proposed in this item and in the following item of the Agenda for this Meeting.

ITEM FOUR. Addressing the fourth item on the Agenda, the Chairman remarked that in addition to the increase submitted to the Meeting's consideration in the preceding point, it was necessary to increase the variable portion of its capital stock so as to issue shares destined for the plan to sell shares to officers of the Corporation in accordance with Resolution Three above, and issue shares to be offered for sale through Bolsa Mexicana de Valores, S.A. de C.V., as part of a public offering.

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

CERTIFIED COPY

Based on the above, the Chairman proposed that the variable portion of the capital stock be increased in three parts, the first in the terms of item Three above.

The second part by issue of 12,000,000 (Twelve million) new common, registered, Series B, Class II shares, without expression of par value representing the variable portion of the capital stock, which may only be destined for the Corporation's stock sale plan for an amount equivalent to up to 3.5% of the Corporation's value at the time of the public offering of its shares through Bolsa Mexicana de Valores, S.A. de C.V. The surplus of shares over and above the aforementioned percentage will have to be cancelled.

As regards this part of the increase, the shares will be offered to officers of the Corporation or its subsidiaries, or to a trust created for that purpose at a price of MX$0.01 (One centavo) per share with the form, date, terms, and conditions determined in the corresponding Evaluation and Compensation Committee by unanimity, and otherwise in accordance with the resolutions taken by the Board of Directors by majority vote.

Also, the Chairman informed the meeting that the corresponding stock certificates will be kept in the Corporate Treasury, for delivery once they have been subscribed and paid by the officers participating in the stock sale plan or the aforementioned trust.

As regards the third part of the increase, the Chairman remarked that it will consist of an issue of 100,000,000 (One hundred million) new, registered, Series B, Class II shares without indication of par value representing the variable portion of the capital stock, which would be offered, in full or in part, to the investing public for subscription and payment in Mexico by means of a public offering through Bolsa Mexicana de Valores, S.A. de C.V., subject to the pertinent authorization issued in due course by the National Banking and Securities Commission in accordance with the Stock Securities Exchange Act.

The Chairman remarked that the shares issued to represent this third part of the increase will be offered for subscription and payment with the form, date, terms, conditions, and price

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
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NOTARY PUBLIC NO. 129
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CERTIFIED COPY

determined by the Finance and Planning Committee with the unanimous approval of its members, and otherwise by the Board of Directors by majority vote.

Regarding the possible public offering of shares, the Chairman informed the meeting that some of the shareholders would proceed to sell all or part of their shares in said offering, for which reason it would have the character of a mixed offering.

Subsequently, the Chairman remarked that the certificate or certificates, as the case may be, covering the new shares representing the increase in capital will be kept in the Corporate Treasury and the shares representing the third part of the increase will be kept in the Corporate Treasury and subsequently deposited for custody in S.D. Indeval, S.A. de C.V., a Securities Deposit Institution when they are offered publicly for subscription and payment, and placed among the investing public as resolved by the Finance and Planning Committee, in the understanding that it must be unanimously approved by all members of said Committee, as otherwise it will require approval of the Board of Directors by majority vote.

The Chairman also remarks that to carry out the aforementioned increase in the capital stock in three parts, the Shareholders present at the Meeting who opted to not exercise their right of preemption to subscribe and pay such shares in accordance with their current holdings in the capital stock and in accordance with Article 132 of the General Corporations Act and the Bylaws, should waive that right forthwith. Also, the Chairman requested that those shareholders that had decided to exercise their right of preemption to subscribe part of the total shares representing the first part of the increase in capital waive that right with regard to the first part that they did not opt for, and the second and third parts of the increase proposed to the present Meeting.

Thereafter, the shareholders who did not opt to exercise their right of preemption expressly waived the right of preemption that could correspond to them under Article 132 of the General Corporations Act and the Bylaws to subscribe and pay any of the new shares it is proposed that this meeting issues. Similarly, the shareholders who opted to exercise their right of preemption with regard to the shares issued to represent the first part of the increase in capital expressly waived any right of preemption that could correspond to them under Article 132 of the General

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

Corporations Act and the Bylaws to subscribe and pay any of the new additional shares that it is proposed that this Meeting issue.

After hearing the foregoing remarks and thoroughly discussing and analyzing them, and having all their questions answered and their doubts clarified, the shareholders present at the Meeting unanimously agreed to adopt the following:

CERTIFIED COPY

RESOLUTIONS

"**THREE.** It is hereby resolved to implement an increase in the variable portion of the Corporation's capital stock by issuing 151,363,863 (One hundred and fifty-one million three hundred and sixty-three thousand eight hundred and sixty-three) common, registered, Series B, Class II shares, without indication of par value, in the following terms:

1) Up to 39,363,863 (Thirty-nine million three hundred sixty-three thousand eight hundred and sixty-three) new common, registered, Series B, Class II shares, without indication of par value representing the variable part of the capital stock, of which 35,547,898 (Thirty-five million five hundred and forty-seven eight hundred and ninety-eight) shares correspond to the cancellation and capitalization of a liability in favor of Grupo Inmobiliario S.R.K., S.A. de C.V., which are subscribed and paid in this act, and 3,815,965 (Three million eight hundred and fifteen thousand nine hundred and sixty-five) shares, which are offered in this act for subscription and payment by shareholders who have decided to exercise their right of preemption. The totality of the 39,363,863 (Thirty-nine million three hundred and sixty-three thousand eight hundred and sixty-three) new common, ordinary, Series B, Class II shares, without indication of par value representing the variable part of the capital stock will be subscribed and paid at a price of MX$1.00 per share plus a subscription premium of MX$2.2632 each.

2) Up to 12,000,000 (Twelve million) new common, registered, Series B, Class II shares, without indication of par value representing the variable portion of the capital stock destined for the Corporation's stock sale plan under the terms of Resolution Two above, which will be offered to officers participating in the Corporation's stock sale plan or to the trust created for the purpose under the terms of Resolution Two above, which, it is resolved, will be offered at a price of MX$0.01 (one centavo) per share, with the form, terms, and conditions determined in

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due course by the Evaluation and Compensation Committee, with the unanimous approval of its members and otherwise in accordance with the resolutions taken by the Board of Directors by majority vote.

With regard to the 12,000,000 (Twelve million) new common, registered, Series B, Class II shares, without indication of par value, issued to represent the second portion of the increase in capital stock, the Meeting resolves that only shares representing an amount equivalent to up to 3.5% of the Corporation's value at the time of the public offering of shares through Bolsa de Valores, S.A. de C.V., may be destined for the stock sale plan. The surplus of such shares must be cancelled.

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3) Up to 100,000,000 (One hundred million) new common, registered, Series B, Class II shares, without indication of par value representing the variable portion of the capital stock to be offered, in full or in part, in a public offering through Bolsa Mexicana de Valores, S.A. de C.V., for subscription and payment with the form, date, terms, conditions and price determined by the Finance and Planning Committee with the unanimous approval of its members and otherwise in accordance with the resolutions taken by the Board of Directors, in the understanding that shares not subscribed and paid as part of the public offering will be cancelled."

"**FOUR.** Regarding the first part of the increase in capital stock ordered in Resolution Three above, Grupo Inmobiliario S.R.K., S.A. de C.V. hereupon subscribes and pays up to 35,547,898 (Thirty-five million five hundred and forty-seven thousand eight hundred and ninety-eight) common, registered, Series B, Class II shares without indication of par value, representing the variable part of the capital stock by virtue of the capitalization of a liability for MX$116,000,000 (One hundred sixteen million pesos 00/100, legal currency of the United Mexican States (Mexico)) mentioned in item Three of the foregoing Agenda. Also, the following persons hereupon subscribe and pay, in use of their right of preemption, up to 3,815,965 (Three million eight hundred and fifteen thousand nine hundred and sixty-five) common, registered, Series B, Class II shares without indication of par value, representing the variable portion of the capital stock at a price of MX$1.00 each plus a premium of MX$2.2632 per share equivalent to the sum of MX$12,452,269 (Twelve million four hundred and fifty-two

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thousand two hundred and sixty-nine pesos 00/100, legal currency of the United Mexican States (Mexico)):

Name		
	Price	Shares
Xóchitl de Guadalupe Montero Motta	MX$2,254,953	691,025
María Eugenia Velasco Fernández	MX$2,252,738	690,347
Emilio Icaza Chávez	MX$1,438,466	440,815
Fernando Ramos González de Castilla	MX$1,169,960	358,532
Francisco López Riestra	MX$1,169,268	358,319
Alejandro Rojas Mota Velasco	MX$1,088,903	333,692
Carlos Roberto Rojas Mota Velasco	MX$412,795	126,500
Diego José Ramos González de Castilla	MX$399,331	122,374
Pedro Padilla Longoria	MX$297,370	91,128
Luis Enrique Pablo de Garay Gutiérrez	MX$259,541	79,536
José Marcos Ramírez Miguel	MX$239,537	73,405
Fernando Arturo Mestre Noriega	MX$159,795	48,969
Juan Gabriel Serrano Castro Espinoza	MX$140,102	42,934
Grupo Arsa, S.A. de C.V.	MX$127,573	39,094
Rodolfo Sánchez Arriola Luna	MX$127,573	39,094
Gerardo Diez García	MX$127,573	39,094
Arturo López Riestra	MX$111,652	34,216
Estanislao de la Torre Álvarez	MX$87,875	26,929
Roberto Giner Herrera	MX$70,051	21,467
Pablo de Abiega Pons	MX$63,786	19,547
José Luis Rodríguez Cervantes	MX$58,941	18,062
Elizabeth Leipen Linares	MX$47,831	14,658
Jaime Cortés Rocha	MX$39,698	12,165
Juan José Orozco Carrera	MX$35,787	10,967
Vicente Garay Soberón	MX$31,911	9,779
Juan José Domene Vivanco	MX$31,911	9,779
Alejandro Dieck Assad	MX$31,911	9,779
Carlos Hermosillo Bernal	MX$20,628	6,321
Enrique Rojas Blásquez	MX$24,400	7,477
Luis Ángel Rodríguez Amestoy	MX$15,955	4,889
Mauricio Alejandro Arellano de la Garza	MX$15,955	4,889
Héctor Raúl Gutiérrez Zamora	MX$15,955	4,889
Alejandro Recke Duhart	MX$15,955	4,889
Renán de Jesús Rodríguez Tolentino	MX$15,955	4,889
Francisco Xavier Maza Cepeda	MX$15,609	4,783
Alejandro Rodríguez Maurice	MX$12,494	3,829
Federico Cervantes Denis	MX$7,822	2,397
Mariela Pliego Cervantes	MX$5,330	1,633
Gonzalo Rivero Borrell Miranda	MX$4,707	1,442
José Luis Ramírez Domene	MX$3,115	955
Javier Antonio Sunderland Guerrero	MX$1,557	477
Total	**MX$12,452,269**	**3,815,965**

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

The present Meeting expressly approves the terms and conditions for capitalization of the liability it maintains in favor of Grupo Inmobiliario S.R.K., S.A. de C.V., for all legal effects that may arise and in accordance with applicable securities regulations."

"**FIVE.** By virtue of the above resolutions, the capital stock of SARE Holding, S.A. de C.V., presently amounts to MX$233,957,963.00 (Two hundred and thirty-tree million nine hundred and fifty-seven thousand nine hundred and sixty-three pesos 00/100, legal currency of the United Mexican States (Mexico)) represented by 233,957,963 (Two hundred and thirty-three million nine hundred and fifty-seven thousand nine hundred and sixty-three) common, registered shares without indication of par value, of which 24,562,800 (Twenty-four million five hundred and sixty-two thousand eight hundred) shares correspond to the fixed portion and 209,395,163 (Two hundred and nine million three hundred and ninety-five thousand one hundred and sixty-three) shares correspond to the variable portion of the Corporation's capital stock."

CERTIFIED COPY

"**SIX.** Contingent on obtaining authorization from the National Banking and Securities Commission, the meeting resolves that the corporation shall effect a public offering of shares issued pursuant to Resolution Three above, through Bolsa Mexicana de Valores, S.A. de C.V., for which it hereby delegates the necessary powers in the Finance and Planning Committee to determine, with the unanimous approval of its members, the number of shares and the form, date, term, price, and conditions for their offering, or otherwise in accordance with the resolutions taken by the Board of Directors by majority vote."

"**SEVEN.** New certificates shall be issued covering the 151,363,863 (One hundred and fifty-one million three hundred and sixty-three thousand eight hundred and sixty-three) new shares issued pursuant to Resolution Three above, which will be identified as Issue 2003-2 and will bear coupons numbered from 1 (one) forward, in the understanding that as long as such shares are pending subscription and payment they will remain in the Corporate Treasury. Before placement of the shares the corporation decides to offer for subscription and payment through Bolsa de Valores, S.A. de C.V., the corresponding certificates will be deposited in S.D. Indeval, S.A. de C.V., a Securities Deposit Institution."

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
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NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

"**EIGHT.** The implementation and enforcement of the resolution contained in Resolution Three above regarding the issue of 100,000,000 (One hundred million) new shares is subject to the condition precedent that the corporation obtain express authorization from the National Banking and Securities Commission in accordance with the Securities Market Act, without which the issue of such unsubscribed shares will be null and void, for which purpose the Board of Directors and the Finance and Planning Committee are authorized, indistinctly, to take or order all actions that may prove necessary to comply with the terms and conditions of said authorization."

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"**NINE.** The Board of Directors is hereby authorized to, in due course, evidence the amount of the paid-in capital stock of SARE Holding, S.A. de C.V., after the subscription and payment of the shares issued pursuant to Resolution Three above."

"**TEN.** The Meeting hereby ratifies all actions taken by the corporation's representatives and officers prior to the present Meeting in relation to the aforementioned public offering of shares."

"**ELEVEN.** The Meeting hereby acknowledges the express waiver by those shareholders who opted to exercise their right of preemption with regard to the shares issued to represent the first part of the increase in capital ordered, to not exercise the right of preemption that could correspond to then under Article 132 of the General Corporations Act and the Bylaws to subscribe and pay additional new shares issued pursuant to the foregoing resolutions. Also, the Meeting acknowledges the express waiver declared by the rest of the shareholders present of their right of preemption pursuant to Article 132 of the General Corporations Act and the Bylaws to subscribe and pay the new shares representing the variable part of the capital stock issued pursuant to Items Three and four of the Agenda for this Meeting."

"**TWELVE.** The Meeting resolves that the Secretary of the Board of Directors will make the pertinent entries in the accounting records and in the Books of Shares and Variations in Capital of SARE Holding, S.A. de C.V."

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
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"**THIRTEEN.** The Meeting hereby expressly resolves to cancel and exchange the certificates currently in circulation covering 194,594,100 (One hundred and ninety-four million five hundred and ninety-four thousand one hundred) common, registered, voting shares for new definitive certificates for Issue 2003-2 at a ratio of one to one, which exchange will be effected as of the day it is opportunely made known to the shareholders by publication of the corresponding Notice in the Official Gazette of the Federation and in at least one of the widest circulation daily newspapers of the corporate domicile."

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"**FOURTEEN.** The Meeting hereby orders that the pertinent notice or notices be published in the Official Gazette of the Federation and in one of the widest circulation daily newspapers of the corporate domicile, offering for exchange, in the conditions established in the foregoing resolutions, the new certificates to represent, after the increase resolved in relation to Item Four of the Agenda, the totality of the shares representing the capital stock of SARE Holding, S.A. de C.V."

"**FIFTEEN.** The Meeting expressly authorizes Dionisio Julián Sánchez Carbajal, Elías Reyes Castellanos, Jorge Arturo Sánchez Carbajal, and Dora Fresno Villegas, indistinctly, when they deem convenient, to order publication of the notice or notices to the shareholders to which the foregoing Resolutions refer."

ITEM FIVE.- Regarding the Fifth Item on the Agenda, the Chairman explained the need to ratify the totality of the resolutions adopted by the Extraordinary Shareholders' Meeting held on the twenty-second day of July, 2003.

The Shareholders, after hearing the Chairman's and Secretary's remarks, with the unanimous approval of the shares voting in the Meeting, agreed to adopt the following resolutions:

"**SIXTEEN.** The Meeting hereby ratifies in their totality the resolutions adopted by the Extraordinary General Shareholders' Meeting held on the twenty-second day of July, 2003, except as amended in the resolutions adopted in this Meeting."

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES IGNACIO SOTO BORJA Y ANDA NOTARY PUBLIC NO. 129 MEXICO CITY, FEDERAL DISTRICT

ITEM SIX. Regarding the Six Item on the Agenda, the Chairman informed the Shareholders that, as a result of the public offering of shares the Corporation intends to conduct through Bolsa Mexicana de Valores, S.A. de C.V., the Bylaws of the Corporation were amended in their totality in the Extraordinary General Shareholders' Meeting of July 22, 2003, in order to incorporate the provisions of the Securities Exchange Act and the General Regulations Applicable to Securities Issuers and other Securities Market Participants issued by the National Banking and Securities Commission and published in the Official Gazette of the Federation on March 19, 2003. The Chairman informed the Meeting of the need to also amend Clauses Thirty, Thirty-One, Thirty-Five, and Thirty-Six of the Bylaws to conform to the CNBV's securities regulations and to increase measures intended to prevent acquisition of shares that grant control of the corporation, direct or indirectly, without a favorable resolution from the Board of Directors.

CERTIFIED COPY

Before the shareholders vote on this item on the Agenda, the Chairman requested that the acting Secretary explain, in general terms, the content of the proposed amendments to the Bylaws.

The Shareholders requested that the Chairman provide the information they deemed necessary, and after a thorough exchange of opinions unanimously agreed to adopt the following:

RESOLUTION

"**SEVENTEEN.** The Meeting hereby approves the amendment of the Corporation's Bylaws under the terms of the draft Bylaws attached to these minutes duly signed by the acting Secretary, to conform with the CNBV's securities regulations and to increase measures intended to prevent the acquisition of shares that grant control of the corporation, directly or indirectly, without a favorable resolution from the Board of Directors of the Corporation, in the understanding that the amendment of Clause Thirty-One of the Bylaws will be contingent upon approval granted in due course by the National Banking and Securities Commission."

ITEM SEVEN. Regarding the last item on the Agenda, the Chairman proposed, and the Meeting unanimously approved, the following

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
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RESOLUTION

"EIGHTEEN. The Meeting hereby appoints as its delegates Dionisio Julián Sánchez Carbajal, Elías Reyes Castellanos, Jorge Arturo Sánchez Carbajal, and Dora Fresno Villegas, indistinctly, acting jointly or separately, as necessary, to: a) appear before the Notary Public of their choice to formalize all or part of the Minutes of this Meeting; b) enter the corresponding Notarial Copy in the Commerce Section of the Public Registry of Commerce of the corporate domicile, themselves or through a duly appointed third party; c) issue certification of these minutes or any part hereof that may prove necessary; d) take any and all actions necessary to formalize, implement, and enforce the resolutions taken by this Meeting."

There being no further business to conduct, the Meeting adjourned for the time necessary to prepare the present minutes, which, having been read, were unanimously approved by the shareholders present, and signed at the bottom by the Chairman, Secretary and Statutory Auditor.

It is hereby expressly certified that the shareholders appearing in the attendance list were present throughout the Meeting, which concluded at 7:00 p.m. on September 29, 2003.

The following documents are attached to the file for these minutes:

a) Attendance List
b) Copy of the Call

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A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

c) Powers of attorney

d) Text of amended Bylaws.

CHAIRMAN
[ILLEGIBLE SIGNATURE]
Elías Reyes Castellanos

SECRETARY
[ILLEGIBLE SIGNATURE]
Vicente Grau Alonso

STATUTORY AUDITOR
[ILLEGIBLE SIGNATURE]
Benjamín Lozano Rangel

CERTIFIED COPY

I, **IGNACIO SOTO BORJA Y ANDA,** Notary Public Number One Hundred and Twenty-Nine for the Federal District, hereby **CERTIFY**: that this photocopy, protected by kinegrams, is a reproduction, in the pertinent parts, of its original, to wit Public Document Number One Hundred and Fourteen Thousand Two Hundred and Forty-Two, dated October twenty-fourth, two thousand three, entered in ten 86, book three thousand two hundred and thirty-one, granted before the undersigned Notary, appearing on twenty-seven pages, of which twenty-six have text on both sides and one only at the front, with an attachment consisting of one hundred and twenty-four pages, of which one hundred and twenty-two have text only on the front and two on both sides.

FIRST CERTIFIED COPY ISSUED FOR ADMINISTRATIVE PURPOSES, AND AUTHORIZED WITH MY OFFICIAL SIGNATURE AND STAMP AT MEXICO CITY, FEDERAL DISTRICT, ON THE THIRTIETH DAY OF OCTOBER, TWO THOUSAND THREE. I ATTEST.

Ins*
143896

[A KINEGRAM WITH THE SEAL OF MEXICO CITY READING: COLLEGE OF NOTARIES PUBLIC OF THE FEDERAL DISTRICT,
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(ILLEGIBLE NUMBER)

A STAMPED SEAL WITH THE MEXICAN NATIONAL EMBLEM READING UNITED MEXICAN STATES
IGNACIO SOTO BORJA Y ANDA
NOTARY PUBLIC NO. 129
MEXICO CITY, FEDERAL DISTRICT

[ILLEGIBLE SIGNATURE]
IGNACIO SOTO BORJA Y ANDA

Notice of Offering

MIXED DOMESTIC PUBLIC OFFERING OF SHARES, CONSISTING OF A PRIMARY PUBLIC OFFERING FOR SALE AND SUBSCRIPTION OF UP TO 60,484,702 COMMON, REGISTERED, SERIES B, CLASS II SHARES WITHOUT INDICATION OF PAR VALUE REPRESENTING THE VARIABLE PORTION OF THE CAPITAL STOCK OF SARE HOLDING, S.A. DE C.V., AND A SECONDARY PUBLIC OFFERING FOR SALE OF UP TO 15,237,407 COMMON, REGISTERED, SERIES, B, CLASS II SHARES, WITHOUT INDICATION OF PAR VALUE REPRESENTING THE VARIABLE PORTION OF THE CAPITAL STOCK OF SARE HOLDING, S.A. DE C.V.

[a logo reading
35 YEARS
SARE
Symbol of Real Estate Assurance]

MAXIMUM VALUE OF THE MIXED OFFERING
MX$452,060,990.73
MAXIMUM VALUE OF THE PRIMARY OFFERING
MX$361,093,670.94
MAXIMUM VALUE OF THE SECONDARY OFFERING
MX$90,967,319.79
GENERAL CONDITIONS OF THE MIXED OFFERING

Term:	October 23 and 24, 2003
Date of Market Registration:	October 24, 2003
Liquidation Date:	October 28, 2003
Blackboard Code:	"SARE B"
Placement Price:	MX$5.97 per share
Net Funds:	MX$334,597,097.06
Percentage of the Paid-in Capital Stock represented by the Public Offering:	24.84%
Number of Paid-in Shares representing the Capital Stock prior to the Public Offering:	244,263,456
Number of Paid-in Shares representing the Capital Stock after the Public Offering:	304,748,158

SARE HOLDING, S.A. DE C.V. (**"SARE"** or **"Issuer"**) offers for subscription and payment (the "Primary Public Offering") up to **60,484,702** common, registered, Series B, Class II Shares, without indication of par value representing the variable portion of its capital stock (the **"Primary Shares"**). Also, certain of SARE's Shareholders offer for sale and payment in cash (the "Secondary Public Offering", jointly with the Primary Public Offering the "Mixed Public Offering", the "Public Offering" or the "Offering") up to **15,237,407** common, registered, Series B, Class II Shares, without indication of par value representing the variable portion of its capital stock (the **"Secondary Shares"**, and jointly with the Primary Shares the **"Shares"**). The Primary Shares object of the Primary Public Offering will represent 19.8474% of the Company's paid-in capital stock after placement. Also, the Secondary Shares object of the Secondary Public Offering will represent 5% of the Company's paid-in capital stock after placement. The Secondary Public Offering is contingent upon the Primary Public Offering.
The SARE's paid-in capital stock before the Mixed Public Offering was represented by 244,263,456 Series B Shares. After the Mixed Public Offering, the Company's paid-id capital stock was represented by **304,748,158** Series B Shares, assuming placement of all Shares object of the Mixed Public Offering.
The tax regime in force applicable to the sale of Shares through Bolsa Mexicana de Valores, S.A. de C.V., to individuals and legal entities residing in Mexico and/or foreign residents is contemplated in Articles 24, 60, 109, 154 and 190 of the Income Tax Act, and in Rules 3.13.7 and 3.4.1 through 3.4.11 of the Miscellaneous Tax Resolutions for 2003.
Shares are for free subscription and may be acquired by: (i) Mexican or foreign individuals or legal entities, in accordance with applicable laws; (ii) mutual insurance institutions and companies and bonding institutions; (iii) funds for pensions, savings, retirement and seniority bonuses; (iv) common investment companies; (v) financial leasing companies, financial factoring companies, and credit unions.
The Certificates representing Shares are on deposit at S.D. Indeval, S.A. de C.V., a Securities Deposit Institution. On September 29, 2003, SARE's Extraordinary General Shareholders' Meeting resolved to approve an increase in the variable portion of its capital stock. *See "General Information - Recent Events."*

LEADING PLACEMENT BROKER	FINANCIAL AGENT
GBM *[logo]*	*[logo]*
GBM Grupo Bursátil Mexicano, S.A. de C.V. Brokerage Firm	Nacional Financiera, S.N.C. Development Bank

PLACEMENT SYNDICATE

Ixe, Casa de Bolsa, S.A. de C.V., Ixe Financial Group	Inversora Bursátil, S.A. de C.V. Brokerage Firm Inbursa Financial Group	Casa de Bolsa Santander Serfin, S.A. de C.V. Santander Serfin Financial Group	Acciones y Valores de México, S.A. de C.V. Brokerage Firm Banamex Financial Group
UBS Casa de Bolsa, S.A. de C.V.	Interacciones Casa de Bolsa, S.A. de C.V. Interacciones Financial Group	Valores Finamex Casa de Bolsa, S.A. de C.V.	Vector Casa de Bolsa, S.A. de C.V.
Scotia Inverlat Casa de Bolsa, S.A. de C.V. Scotiabank Inverlat Financial Group	Value, S.A. de C.V. Brokerage Firm Value Financial Group	Casa de Bolsa Arka, S.A. de C.V. Arka Financial Group	Monex Casa de Bolsa, S.A. de C.V. Monex Financial Group
Casa de Bolsa Banorte, S.A. de C.V. Banorte Financial Group	Merrill Lynch México, S.A. de C.V. Brokerage Firm	Multivalores Casa de Bolsa, S.A. de C.V. Multivalores Financial Group	Invex Casa de Bolsa, S.A. de C.V. Invex Financial Group

The Mixed Public Offering to which this Notice of Offering refers was authorized by the National Banking and Securities Commission by Official Notice No. DGE-616-230106, dated October 22, 2003. The Shares in the capital stock of SARE Holding, S.A. de C.V., object of this Public Offering are entered in the Securities Section of the National Securities Registry (Spanish acronym "RNV"), under entry number 2855-1.00-2003-001, and are listed by Bolsa Mexicana de Valores, S.A. de C.V. Entry of the securities in the RNV does not imply certification of their value or of the issuer's solvency.

Mexico City, October 24, 2003. Authorized: CNBV DGE-616-230106, dated October 22, 2003.

"Prospectus Available"

The prospectus can be consulted on the Bolsa Mexicana de Valores, S.A. de C.V. web site at: www.bmv.com.mx

SARE 35 YEARS

SARE HOLDING, S.A. DE C.V.

Address
Periférico Sur No. 3395, Piso 3
Colonia Rincón del Pedregal
Delegación Tlalpan
México, D.F., C.P. 14120
México

TERMS OF THE OFFERING

General Remarks
A Program of *Certificados Bursátiles* issued based on an independent structure and managed by a trust. The funds obtained through their placement are used to finance housing projects that SARE develops for INFONAVIT, Sociedad Hipotecaria Federal and FOVISSSTE markets. The individual value of each unit may not exceed 500,000 UDIS. The ratio between the value of the units and the funds managed by the trust is kept at 1.75 to 1.00 at all times. Also, a cash reserve is maintained equivalent to 25% of the issue.

Issuing Trust
Banco Invex, S.A., Institución de Banca Múltiple, Invex Financial Group.

Type of Document
Certificados Bursátiles.

Blackboard Code
"SARECB 02", with sequential numbering for each Issue in the Program.

Total Authorized Value of the Program
MX$400,000,000.00 (Four hundred million Pesos 00/100, legal currency of the United Mexican States (Mexico)).

Value of the Offering
MX$200,000,000.00 (Two hundred million Pesos 00/100, legal currency of the United Mexican States (Mexico)).

Par Value of the *Certificados Bursátiles*
MX$100.00 (One hundred Pesos 00/100, legal currency of the United Mexican States (Mexico)), each.

Term of the Issue
1,461 days, equivalent to 4 years

Offer Date
December 6, 2002

Date of Issue
December 6, 2002

Date of Registration in the Mexican Securities Exchange
December 6, 2002

Crossing and Liquidation Date
December 6, 2002

Maturity Date
December 6, 2006

Trustors
The subsidiaries of SARE Holding, S.A. de C.V., that participate as such in the Irrevocable Issuing Trust.

The Issuer's securities are entered in the Securities Section of the National Securities Registry, and listed on the Mexican Securities Exchange.

"Entry in the National Securities Registry does not imply certification of the value of the securities or the issuer's solvency."

SARE CB02 *CERTIFICADOS BURSÁTILES*

Date of Issue
December 6, 2002

Maturity Date
December 6, 2006

Term of the Issue
1,461 days

Method of Calculating Interest
From the Placement Date until they have been amortized, the *Certificados Bursátiles* will produce a gross annual yield on their par value and, as the case may be, their adjusted par value, which the Joint Representative will determine semi-annually on the last business day before the sixth day of June and December of each year ("Date for Calculating Annual Gross Rate of Yield"), which will apply for the corresponding semester, as follows:

Adding 2.4 (two point four) percentage points to CETES, in a capitalized primary placement with a term of between 154 and 184 days or equal to the number of days actually elapsed in each semester, which is announced by Banco de México on the day of the auction by the mass communications media of its choosing, or by any other electronic, computerized or telecommunications media, including the internet, authorized for the purpose by said Bank or, in its defect, that made known by such means, on the Date for Calculating the Annual Gross Rate of Yield or, in its defect, within the 10 previous business days, in which case the rate or rates announced on the business day closest to said date should be taken. If the reference rate described above is not announced, the Joint Representative will use the capitalized rate for 90-day and 92-day CETES in primary placement, or equivalent to the number of days actually elapsed in each semester, which is announced by Banco de México on the same day as the auction by the mass communications media of its choosing, or by any other electronic, computerized or telecommunications media, including the internet, authorized for the purpose by said Bank, or in its defect, that made known by such means, on the Date for Calculating the Annual Gross Rate of Yield or, in its defect, within the 10 previous business days, in which case the rate or rates announced on the business day closest to said date should be taken.

If the CETE rate ceases to exist or to be published, the Joint Representative will use, as substitute rate to calculate the Annual Gross Rate of Yield on the *Certificados Bursátiles* that made known by the Ministry of Finance and Public Credit as the substitute rate for the CETE rate.

To calculate the rate of yield, capitalized or equivalent to the number of days actually elapsed in each semester for CETES, the Joint Representative will use the following formula:

$$TC = \left[\left(1 + \frac{TB}{36000} \times PL\right)^{\frac{N}{PL}} - 1\right] \times \frac{36,000}{N}$$

Where:
TC = Capitalized Rate or equivalent to the number of days actually elapsed in the period.
TR = Rate of Yield on CETES.
PL = Term of the corresponding instrument in days.
N = Number of days actually elapsed on which the Rate of Yield will be capitalized.

Interest accrued on *Certificados Bursátiles* will be calculated from their Placement Date and calculations to determine rates and interest payable should include the calendar days constituting the relevant periods. Calculations will be rounded to the nearest hundredth.

Interest accrued on *Certificados Bursátiles* will be liquidated in 16 quarterly payments, against delivery of the corresponding coupon or voucher issued for the purpose by Indeval over the term of the Issue or the following business day if any of them is a non-business day, in accordance with the payment calendar established in this Placement Supplement and in the legal instrument documenting the Issue.

Consequently, the first interest payment will be due on June 6, 2003.

To calculate the amount of interest payable in each period, the Joint Representative will use the formula given in this Supplement and in the instrument documenting the Issue s/he will use the following formula:

$$I = VN \times \left(\frac{TB}{36,000} \times N\right)$$

Where:

I = Gross Interest for the Period.
VN = Par value or adjusted par value of *Certificados Bursátiles* in circulation.
TB = Annual Gross Rate of Yield.
N = Number of days actually elapsed in each quarter.

It should be understood that in the fourth year of the term of this Issue, interest paid in the last two semesters will be calculated as the sum of (i) interest accrued on the *Certificados Bursátiles* applying the Gross Rate of Yield applicable for the semester in question to the unpaid balance on the *Certificados Bursátiles* at the beginning of the period, and (ii) interest accrued on the *Certificados Bursátiles* applying the Gross Rate of Yield applicable

for the semester in question to the unpaid balance on the *Certificados Bursátiles* at the beginning of the second quarter of said semester, considering amortization of principal during said period.

The Annual Gross Rate of Yield calculated will not change after each quarter has begun.

The rate calculated by means of the foregoing procedure will be increased by a surcharge or the factor deemed necessary, as the case may be, depending on the rate of withholding on payable yields determined by the Income Tax Act for individuals in force on the date of such calculations, so that each individual holder always receives an amount of interest equal to what they would have received had such withholding not applied, in the understanding that the factor or surcharge to be added to the aforementioned rate of yield to insure that each individual holder always receives an amount of interest equal to what they would have received had such withholding not applied will not exceed 2.4%. For the purpose of calculating the aforementioned surcharge, the implicit rate of withholding on payable yield established by the Income Tax Act for individuals in force on the date said calculation is made on CETES or other government certificates (if revenues obtained from interest accrued on CETES or the government securities that replace them are taxed in the future) will be considered implicit in said 2.4% surcharge, to avoid duplicity in the implicit rate of withholding on such instruments. If the rate of withholding on payable yields established by the Income Tax Act for individuals exceeds the aforementioned percentages, the difference will be charged to the investors that acquire the *Certificados Bursátiles* in accordance with applicable laws.

The Joint Representative will notify the CNBV, Indeval and the BMV, in writing, at least one business day before the payment date, by the means the BMV indicates, of the amount of interest payable and the Gross and Net Annual Rates of Yield on the *Certificados Bursátiles* for the following period, detailing the calculations made to determine both those selected and those that were not.

The applicable Annual Gross Rate of Yield will be published in one of the widest circulation national newspapers on the day it takes effect.

The *Certificados Bursátiles* will cease to bear interest on the day set for their payment, provided the Issuing Trustee has deposited the amount of their amortization and, as applicable, the corresponding interest, at Indeval's office no later than 11:00 a.m. on said day.

Every two interest semesters, the accrued yield on the *Certificados Bursátiles* will be compared with the yield in Pesos obtained by converting the unpaid balance of the *Certificados Bursátiles* to Investment Units and applying a real interest rate of 0% (zero percent). If the yield in Pesos on said investment in Investment Units exceeds the yield obtained in accordance with the interest clause for this issue, the Issuing Trustee must add the corresponding difference to the second payment. The difference will be paid by the Issuing Trustee only with resources taken from Liquid Surpluses (if such exist on the calculation date).

For this purpose, the unpaid balance of the *Certificados Bursátiles* on the Placement Date will be calculated by the Joint Representative using the value of the investment unit applicable for that day and expressing the balance in investment units. The figure in investment units will be converted in Pesos by the Joint Representative on the anniversary of the Placement Date, i.e. December 6, 2003. If the yield in Pesos on said investment in investment units exceeds the yield obtained in accordance with the provisions of the interest clause for this Issue, the Issuing Trustee must add the corresponding difference to the second semiannual interest payment.

The calculation procedure established in the immediately preceding paragraph will be applied by the Joint Representative on each anniversary of the Placement Date of the *Certificados Bursátiles*, comparing yield from the beginning to the end of said annual period.

The Joint Representative will notify the CNBV, Indeval and the BMV in writing of the aforementioned yields and the investment unit value used, by the means of the BMV's choosing, at least one business day in advance of each interest payment date that coincides with an anniversary of the Placement Date.

Interest Payment Calendar
Interest will be paid in accordance with the following calendar:

No.	Payment Date
1	June 6, 2003
2	December 6, 2003
3	June 6, 2004
4	December 6, 2004
5	June 6, 2005
6	December 6, 2005
7	June 6, 2006
8	December 6, 2006

Place and Form of Payment for Interest and Principal
Principal and accrued interest on *Certificados Bursátiles* will be paid at Indeval's offices, located at Paseo de la Reforma No. 255, Piso 3, Colonia Cuauhtémoc, C.P. 06500, México, D.F., against delivery of the instruments themselves or the vouchers or certificates issued for the purpose by Indeval, or by electronic transfer. The Trustee will deliver the amount payable on the *Certificados Bursátiles* in circulation to the Joint Representative, no later than 11:00 a.m. on the day before such payments come due.

Amortization
The Issuing Trustee will be granted a grace period to pay principal on the *Certificados Bursátiles* of 3 (three) years counted from the Placement Date. The principal of the *Certificados Bursátiles* will be paid in 4 consecutive, equal quarterly installments on the sixth day (or if it is a non-working day, on the following business day) of March, June,

September, and December of the last year, i.e., March 6, 2006. Consequently, the *Certificados Bursátiles* will be amortized in accordance with the following calendar:

No.	Payment Date
1	March 6, 2006
2	June 6, 2006
3	September 6, 2006
4	December 6, 2006

Voluntary Advance Amortization

The Issuing Trustee reserves the right to advance total or partial payment of the *Certificados Bursátiles* it issues now, on any payment date that falls during the term of the Issue, in accordance with the guidelines established in the instrument documenting this Issue.

Bonus for Voluntary Prepayment

In case of voluntary advance amortization, the Issuing Trustee will pay, in addition to the par value of the *Certificados Bursátiles*, a net bonus on that value, as indicated in the following table:

Date	Bonus for advance amortization
Through December 6, 2003	2% (two percent)
Through December 6, 2004	1.5 (one point five percent)
Through December 6, 2005	1% (one percent)
Subsequent	No bonus will be paid for voluntary advance amortization

Trust Equity

The Trust Equity will be made up by sums of money initially contributed by the Trustors; the Net Funds of the Issues of *Certificados Bursátiles* to be conveyed to the Issuing Trust trough the Placement Broker; amounts corresponding to the Interest Reserve contributed by the Trustors or withheld from the Issuing Trust's Funds under the terms of said instrument, assets and rights related to the Projects contributed and assigned to the Trust by the Trustors, any other assets or money received under any legal title by the Issuing Trustee to achieve the ends of the Issuing Trust, securities and instruments acquired by the Issuing Trustee in relation to its investments, in pursuit of the ends of the Issuing Trust; proceeds or yields, if any, generated by the Trustee's investments; proceeds from the sale of housing that the Issuing Trustee has released under the terms of the Issuing Trust; proceeds from the sale of the trust assets in case of enforcement of the Issuing Trust; and all rights or revenues of any kind, in cash or in kind, contributed to the Issuing Trust, from time to time, by any person, both by the Trustors and by any third party.

Trustee

Banco Invex, S.A., Institución de Banca Múltiple, Invex Financial Group.

Rating Assigned by Moody's México, S.A. de C.V.
"Aa1.mx", issuers or issues rated Aa.mx display very strong credit worthiness and little likelihood of loss of credit in relation to other domestic issuers.

Rating Assigned by Fitch México, S.A. de C.V.
"AA (mex)", which means very high credit worthiness, and implies a very solid credit rating as compared with other domestic issuers or issues. The credit risk inherent in these financial obligations differs slightly from the highest rated domestic issues or issuers.

Joint Representative
Banco J.P. Morgan, S.A., Institución de Banca Multiple, J.P. Morgan Financial Group, Trust Division.

Depository of the Instruments
S.D. Indeval, S.A. de C.V., a Securities Deposit Institution.

Tax Regime

Tax Regime in Mexico Applicable to Payment of Interest

The main provisions of the Income Tax Act in force to date, applicable to determine the treatment to which individuals and legal entities residing in Mexico are subject for tax purposes, for revenues obtained through interest accrued on *Certificados Bursátiles*, are described below.

(i) Individuals Residing in Mexico for Tax Purposes

General Regime

As a general rule, individuals are obliged to pay Income Tax (Spanish acronym ISR), on all their income; therefore, individuals must add real interest earned in the year to their other income, in accordance with Title Four, Chapter Six of the Income Tax Act.

The Trustee is obliged to withhold and pay the tax charged to the individual, as a provisional payment, applying the appropriate rate for the year in question established by the Federal Congress, in the Federal Revenues Act, on the interest-bearing part of the principal. Except certain exceptions where the aforementioned withholding is considered a definitive payment, ISR will accrue at the rate applicable for each individual, which varies between 3% and 35% (34% for 2003, 33% for 2004, and 32% starting in 2005).

Special Regime Applicable in Fiscal 2002 and part of Fiscal 2003

Notwithstanding, in terms of the transitory provisions of Article Two, Item LXXII, of the decree promulgating the Income Tax Act in force in fiscal 2002, the Trustee will be obliged to withhold and pay the tax resulting from applying the 24% rate to interest paid to individuals, without deductions; when the annual interest rate negotiated exceeds 10

percentage points, the 24% rate will apply on the first ten percentage points, without deduction. Such withholdings have the quality of definitive payments.

On the other hand, in accordance with the same transitory regulation, considering that the *Certificados Bursátiles* satisfy the requisites established in Article 77, Item XIX, Second Paragraph, of the repealed Income Tax Act, interest accrued to such *Certificados Bursátiles* may be exempt from Income Tax in fiscal 2002, and for the period between the start of fiscal 2003 and the date when the interest rate can be revised or is revised in accordance with the applicable terms for issue of *Certificados Bursátiles*, considering, moreover, that said instruments have been issued prior to January 1, 2003, provided the Issuing Trust does not acquire or redeem the *Certificados Bursátiles* in full or in part before 3 years have passed from their date of Issue.

(ii) Legal Entities Residing in Mexico for Tax Purposes

Legal entities residing in Mexico are obliged to accumulate all their revenues for payment of interest on the *Certificados Bursátiles* (including discounts, bonuses, and premiums), which will be calculated in accordance with the applicable provisions of Title II of the Income Tax Act. Also, non-profit legal entities, including corporations for investment in debt instruments will be subject to the provisions of Title III of the Income Tax Act.

Foreign Residents

Individuals and legal entities residing abroad that receive income from interest accrued on *Certificados Bursátiles* are subject to Income Tax in Mexico, which will be withheld by the Issuing Trust at the rate indicated hereafter, which will apply equally if the *Certificados Bursátiles* are sold. In both cases, if the *Certificados Bursátiles* are placed among the general investing public in accordance with the general rules issued for the purpose by the Tax Administration Service (Spanish acronym SAT), the rate will be 10%. If the *Certificados Bursátiles* are not placed among the general investing public in accordance with the general rules issued for the purpose by the SAT, then the applicable rate of retention will be 33% in fiscal 2002, 34% for 2003, 33% for 2004, and 32% in subsequent years. Notwithstanding, there is a possibility of this rate's being reduced by allocation of benefits derived from treaties governing fiscal matters to which Mexico is a signatory to the extent that the holders of the *Certificados Bursátiles* reside, for tax purposes, in the country with which the treaty has been signed and are entitled to its benefits.

The aforementioned tax regime refers solely and exclusively to the Income Tax Act in force on the date of this prospectus and is not intended to provide an exhaustive analysis of the tax regime applicable to *Certificados Bursátiles* or of all the possible tax implications of acquiring the securities issued through this program. The aforementioned law may be subject to future amendments. Consequently, all interested investors are urged to consult with their tax advisors regarding the tax regime applicable to *Certificados Bursátiles* and the possible tax consequences of acquiring them.